Form 10KSB, Exhibit 13
period 1996-09-30
MID IOWA FINANCIAL CORP/IA
filed 1996-12-24
CIK 889134

--------------------------------------------------------------------------------
1996 ANNUAL REPORT
--------------------------------------------------------------------------------










[LOGO]









                            MID-IOWA FINANCIAL CORP.

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------







President's Message................................................          1
Selected Consolidated Financial Information........................          2
Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............................          3
Consolidated Financial Statements..................................         16
Stockholder Information............................................         42
Corporate Information..............................................         43

                         [MID-IOWA FINANCIAL LETTERHEAD]



December 19, 1996



Dear Stockholder:

I am pleased to report to you that our fiscal year ended September 30, 1996, our fourth year as a publicly held company, was another year of growth and profitability. Net income for the fiscal year, excluding the one time charge for the special FDIC assessment, was $1,180,000 or $.67 per common share. Total assets increased to $116 million at September 30, 1996.

A stock dividend of 100% was paid during the year and we continued our record of paying a cash dividend in each consecutive quarter, since the second quarter 1993.

Our strong performance allows us to continue planned and controlled growth as we develop new products and services for our customers.

We are proceeding with plans for a branch facility in West Des Moines, which represents a new market for us. We continue to add new products and services for our customers.

Your Board and management are dedicated to continuing to build value in Mid-Iowa. We will remain focused on the needs of our customers and the communities we serve.

On behalf of our Board of Directors, thank you for your continued support and your investment in Mid-Iowa.

Sincerely,



/s/ Kevin D. Ulmer
Kevin D. Ulmer
President and Chief
 Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                     At September 30,
                                                ---------------------------------------------------------
                                                  1996         1995         1994         1993        1992
                                                --------     --------     -------      --------    ------
                                                                 (Dollars in thousands)

Selected Financial Condition Data:
----------------------------------
Total assets.................................   $ 115,804    $108,221     $100,562     $ 92,221    $ 93,270
Loans receivable, net........................      62,123      57,847       54,269       48,342      45,398
Securities available for sale................       4,974         837          851          969          --
Mortgage-backed and related
 securities held for investment..............      23,974      28,139       29,497       29,990      30,282
Investment securities........................      20,258      16,787       11,310        6,885       3,836
Deposits.....................................      82,872      78,671       78,883       78,899      85,035
Total borrowings.............................      20,500      18,000       10,750        3,000       2,041
Stockholder's equity - partially restricted..      10,601      10,261        9,770        9,167       5,046




                                                                    Year Ended September 30,
                                                ---------------------------------------------------------
                                                  1996         1995         1994         1993        1992
                                                --------     --------     -------      --------    ------
                                                                    (Dollars in thousands)


Selected Operations Data:
-------------------------

Total interest income........................   $   8,228    $   7,330    $  6,211     $   6,538   $   7,172
Total interest expense.......................       4,939        4,492       3,347         3,632       4,692
                                                ---------    ---------    --------     ---------   ---------
   Net interest income.......................       3,288        2,838       2,864         2,906       2,480
Provision for losses on loans................          36           33          46            60         255
                                                ---------    ---------    --------     ---------   ---------
   Net interest income after
     provision for losses on loans...........       3,252        2,805       2,818         2,846       2,225
Fees and service charges.....................         325          314         428           377         328
Gain on loans, mortgage-backed
  and investment securities..................          33           14          25            --          25
Other noninterest income.....................         741          650         449           755         822
Total noninterest expense....................       3,115        2,394       2,247         2,388       2,383
                                                ---------    ---------    --------     ---------   ---------
Income before taxes on income and
  cumulative effect of accounting changes....       1,236        1,389       1,473         1,590       1,017
Taxes on income..............................         411          462         470           587         344
Cumulative effect of accounting changes......          --           --          64            --          --
                                                ---------    ---------    --------     ---------   ---------
Net income...................................   $     825    $     927    $  1,067     $   1,003   $     673
                                                =========    =========    ========     =========   =========

Earnings per common share(1).................   $     .47    $     .52    $    .58     $     .52   $      --
Cash dividends per common share(1)...........   $     .08    $     .08    $    .07     $     .05   $      --




                                                                     Year Ended September 30,
                                                ---------------------------------------------------------
                                                  1996         1995         1994         1993        1992
                                                --------     --------     -------      --------    ------
                                                                     (Dollars in thousands)

Other Data:
-----------
Average interest rate spread...................    2.54%      2.32%        2.72%         2.87%       2.65%
Net interest margin(2).........................    2.97       2.74         3.07          3.27        2.92
Ratio of operating expense to
 average total assets(3).......................    2.16       1.79         1.97          1.92        1.81

Average interest-earning assets to
 average interest-bearing liabilities..........  109.55     109.61       109.81        109.78      104.67

Non-performing assets to total
 assets at end of period.......................     .13        .13          .03           .20         .72

Stockholder's equity to total assets at
 end of period.................................    9.15       9.48         9.72          9.94        5.42
Return on assets (net income to
 average total assets).........................     .73        .88         1.14          1.10         .75
Return on stockholder's equity
 (net income to average
 stockholder's equity).........................    7.79       9.25        11.38         11.35       14.35
Stockholder's equity-to-assets ratio
 (average stockholder's equity to
 average total assets).........................    9.36       9.61         9.98          9.67        5.21
Number of full-service offices.................   6          6             6            6           6
---------
(1)   As adjusted for Mid-Iowa Financial Corp.'s 100% stock dividends paid on
      February 24, 1995 and January 25, 1996.

(2)   Net interest income divided by average interest-earning assets.

(3)   Excludes the expenses of the subsidiaries of Mid-Iowa Savings Bank, F.S.B.
      Such ratios, including such expenses would be 2.76%, 2.30%, 2.39%, 2.61% and 2.65% for the years ended September 30, 1996, 1995, 1994, 1993 and
      1992, respectively.



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

         Mid-Iowa Financial Corp. ("Mid-Iowa" or the "Company") was formed in June of 1992 by Mid-Iowa Savings Bank, F.S.B. (the "Bank") to become the thrift institution holding company of the Bank. The acquisition of the Bank by the Company was consummated on October 13, 1992 in connection with the Bank's conversion from the mutual to the stock form (the "Conversion").

         The primary business of the Company has historically consisted of attracting deposits from the general public and providing financing for the purchase of residential properties. The operations of the Company are significantly affected by prevailing economic conditions as well as by government policies and regulations relating to monetary and fiscal affairs, housing and financial institutions.

         The Company's net income is primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed and related securities and investments, and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The

Company, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

         The Company's net income is also affected by, among other things, gains and losses on sales of loans and foreclosed assets, provisions for possible loan losses, service charges and other fees, commissions received from subsidiary operations, operating expenses and income taxes. Mid-Iowa Security Corporation, a wholly-owned subsidiary of the Company, generates revenues primarily by providing real estate brokerage services. Center of Iowa Investments, Limited, a wholly-owned subsidiary of the Bank, generates revenues by providing credit reporting, collection services and by sale of insurance, annuities, mutual fund and other investment products to its customers as well as providing discount securities brokerage services.

Financial Condition

         Total assets increased by $7.6 million to $115.8 million for the year ended September 30, 1996 compared to $108.2 million for the year ended September 30, 1995. Total loans receivable increased to $62.1 million at September 30, 1996 from $57.8 million at September 30, 1995. In response to customer demand, the Company originated $20.8 million of loans during fiscal 1996, including $12.7 million in fixed-rate mortgage loans and $8.1 million in adjustable-rate mortgage ("ARM") loans. The Company's customers refinancing existing mortgage loans accounted for approximately $2.5 million of these originations. Total mortgage-backed and related securities decreased to $28.3 million (including mortgage-backed securities available for sale) at September 30, 1996 from $29.0 million at September 30, 1995. Investment securities increased $4.1 million to $20.9 million at September 30, 1996, from $16.8 million at September 30, 1995. The increases in loans receivable and investment securities were funded primarily by proceeds received from an increase in Federal Home Loan Bank ("FHLB") borrowings.

         Total deposits increased $4.2 million to $82.9 million at September 30, 1996. FHLB advances increased $2.5 million to $20.5 million at September 30, 1996 as compared to $18.0 million at September 30, 1995. Stockholders' equity increased $300,000 to $10.6 million at September 30, 1996.

Results of Operations

         The Company's results of operations depend primarily on the level of its net interest income and noninterest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and interest rates earned or paid on them.

         During the year ended September 30, 1996, the Company's operating strategy to improve its profitability and capital position continued to emphasize (i) maintenance of the Company's asset quality, (ii) asset-liability management, (iii) management of operating expenses to improve operating income, and (iv) expanding loan originations.

Comparison of Fiscal Years Ended September 30, 1996 and September 30, 1995

         General. The Company's net income decreased by $102,000 to $825,000 in fiscal year 1996 from net income of $927,000 in fiscal 1995. The primary reasons for this decrease were the increase in non-interest expense of $720,000 partially offset by an increase of $447,000 in net interest income and an increase of $121,000 in non-interest income. The increase in non-interest expense was due primarily to a one time FDIC assessment of $530,000, discussed below.

         Interest Income. Interest income increased $900,000 to $8.2 million for fiscal 1996 from $7.3 million for fiscal 1995 primarily as a result of an increase in the average yield on interest-earning assets of 55 basis points to 7.62% at September 30, 1996 from 7.07% at September 30, 1995, and, to a lesser extent, the $5.6 million increase in the average balance of interest earning assets. The increase in the average yield was caused primarily by the general increase in interest rates on adjustable rate mortgage loans resulting in an increase in yield on the Company's loans to 8.12% at September 30, 1996 from 7.43% at September 30, 1995.

         Interest Expense. Interest expense increased $400,000 to $4.9 million in fiscal 1996 from $4.5 million in fiscal 1995 due primarily to an increase in the average balances of the Company's FHLB borrowings and an increase in interest rates paid on advances to 5.88% at September 30, 1996 from 5.78% at September 30, 1995.

         Net Interest Income. Net interest income increased $500,000 to $3.3 million at September 30, 1996 from $2.8 million at September 30, 1995. The Company's average spread (the mathematical difference between the yield on interest-earning assets and the cost of interest-bearing liabilities) increased to 2.64% for the year ended September 30, 1996 from 2.32% for the year ended September 30, 1995. The Company's net interest margin (net interest income divided by average interest-earning assets) increased to 3.01% at September 30, 1996 from 2.74% at September 30, 1995.

         While the interest rate environment of recent years has proven beneficial to most financial institutions, including the Company, increases in market rates of interest generally adversely affect the net income of most financial institutions. Because the Company's liabilities generally reprice more quickly than its assets, interest margins will likely decrease if interest rates rise.

         Non-Performing Assets and Provision for Losses on Loans. Management establishes specific reserves for estimated losses on loans when it determines that losses are anticipated on these loans. The Company calculates any allowance for possible loan losses based upon its ongoing evaluation of pertinent factors underlying the types and qualify of its loans. These factors include but are not limited to the current and anticipated economic conditions, including uncertainties in the national real estate market which may affect the Company's purchased loans, the level of classified assets, historical loan loss experience, a detailed analysis of individual loans for which full collectibility may not be assured, a determination of the existence and fair value of the collateral, the ability of the borrower to repay and the guarantees securing such loans.

         Management, as a result of this review process, recorded provisions for losses on loans in the amount of $36,000 for the year ended September 30, 1996 as compared to $33,000 for the year ended September 30, 1995. The Company's allowance for losses on loans at September 30, 1996 was $274,000 as compared to $248,000 at September 30, 1995. Total non-performing assets at September 30, 1996 increased to $151,000, or .13% of total assets, from $142,000, or .13% of total assets, at September 30, 1995.

         The Company will continue to monitor and adjust its allowance on loans as management's analysis of its loan portfolio and economic conditions dictate. However, although the Company maintains its allowance for losses on loans at a level which it considers to be adequate to provide for potential losses, there can be no assurance that such losses will not exceed the estimated amounts or that the Company will not be required to make additional substantial additions to its allowance for losses on loans in the future.

         Noninterest Income. Noninterest income, consisting primarily of income generated from the Bank's subsidiaries, increased $120,000 to $1.1 million for the year ended September 30, 1996 from $980,000 for the year ended September 30, 1995. The increase was due primarily to an increase of $91,000 in other noninterest income, consisting primarily of commissions from the real estate subsidiary and a gain in the sale of real estate in the real estate subdivision of $33,000. Other noninterest income generated by the subsidiaries totalled $692,000 and $611,000 for the years ended September 30, 1996 and 1995, respectively.

         Noninterest Expenses. Noninterest expenses increased $720,000 to $3.1 million for the year ended September 30, 1996 as compared to $2.4 million for the year ended September 30, 1995. The increase was primarily due to a one time assessment of $530,000 by FDIC and a $120,000 increase in other noninterest expense. The assessment was levied by the FDIC on all institutions with deposits insured by the Savings Association Insurance

Fund (the "SAIF") in order to recapitalize the SAIF. The assessment, set by the FDIC at 0.65% of SAIF-insured deposits as of March 31, 1995, was paid on November 27, 1996. As a result of the SAIF recapitalization legislation, the Company's deposit insurance premiums will decline from the current 0.23% of insured deposits to 0.06% of insured deposits commencing on January 1, 1997. Noninterest expense attributable to the Bank's subsidiaries totalled $625,000 and $512,000 in fiscal 1996 and 1995, respectively.

         Income Taxes. Income taxes for fiscal 1996 decreased to $411,000 due to an $153,000 decrease in taxable income and the use of certain capital loss carry-forwards for tax purposes in the prior year.

Comparison of Fiscal Years Ended September 30, 1995 and September 30, 1994

         General. The Company's net income decreased by $140,000 to $927,000 in fiscal 1995 from net income of $1.1 million in fiscal 1994. The primary reasons for this decrease were the increase in non-interest expense of $140,000 and the absence of a $64,000 benefit from the cumulative effect of accounting changes due to the adoption of Statements of Financial Accounting Standards ("SFAS") No. 109 in the prior fiscal year, partially offset by a $76,000 increase in other non-interest income.

         Interest Income. Interest income increased $1.1 million to $7.3 million for fiscal 1995 from $6.2 million for fiscal 1994 primarily as a result of increase in the average yield on interest-earning assets of 41 basis points to 7.07% at September 30, 1995 from 6.66% at September 30, 1994 and, to a lesser extent, the $10.4 million increase in the average balance of interest-earning assets. The increase in the average yield was caused primarily by the general increase in interest rates resulting in an increase in yield on the Company's loans, primarily ARM loans, and on the mortgage-backed and related securities portfolio to 6.67% for the year ended September 30, 1995 from 6.11% for the year ended September 30, 1994.

         Interest Expense. Interest expense increased $1.2 million to $4.5 million in fiscal 1995 from $3.3 million in fiscal 1994 due primarily to an increase in the average level of and the interest rates paid on the Company's FHLB borrowings and an increase in interest rates paid on deposits to 4.56% at September 30, 1995 from 3.92% at September 30, 1994, reflecting general increases in market interest rates.

         Net Interest Income. Net interest income remained relatively unchanged at $2.8 million for both fiscal 1995 and fiscal 1994. The Company's average spread (the mathematical difference between the yield on interest-earning assets and the cost of interest-bearing liabilities) decreased to 2.32% for the year ended September 30, 1995 from 2.72% for the year ended September 30, 1994. The Company's net interest margin (net interest income divided by average interest-earning assets) decreased to 2.74% at September 30, 1995 from 3.07% at September 30, 1994.

         Non-Performing Assets and Provision for Losses on Loans. Management establishes specific reserves for estimated losses on loans when it determines that losses are anticipated on these loans. The Company calculates any allowance for possible loan losses based upon its ongoing evaluation of pertinent factors underlying the types and quality of its loans. These factors include but are not limited to the current and anticipated economic conditions, including uncertainties in the national real estate market which may affect the Company's purchased loans, the level of classified assets, historical loan loss experience, a detailed analysis of individual loans for which full collectibility may not be assured, a determination of the existence and fair value of the collateral, the ability of the borrower to repay and the guarantees securing such loans.

         Management, as a result of this review process, recorded provisions for losses on loans in the amount of $33,000 for the year ended September 30, 1995, as compared to $46,500 for the year ended September 30, 1994. The Company's allowance for losses on loans at September 30, 1995 was $248,000 as compared to $253,000 at September 30, 1994. Total non-performing assets at September 30, 1995 increased to $142,000, or 0.13% of total assets, from $33,000, or 0.03% of total assets, at September 30, 1994.

         Noninterest Income. Noninterest income, consisting primarily of income generated from the Bank's subsidiaries, increased $76,000 to $978,000 for the year ended September 30, 1995 from $902,000 for the year ended September 30, 1994. The increase was due primarily to an increase of $166,000 in other noninterest income, consisting primarily of commissions from the real estate subsidiary which was partially offset by a $114,000 decrease in fees and service charges due primarily to reduced loan originations. Other noninterest income generated by the Bank's subsidiaries totalled $611,000 and $416,000 for the years ended September 30, 1995 and 1994, respectively.

         Noninterest Expenses. Noninterest expenses increased $148,000 to $2.4 million for the year ended September 30, 1995 as compared to $2.2 million for the year ended September 30, 1994. The increase was primarily as a result of a $140,000 increase in other non-interest expenses, mostly commission expense from the real estate subsidiary reflecting increased sales activity. Noninterest expense attributable to the Bank's subsidiaries totalled $512,000 and $381,000 in fiscal 1995 and 1994, respectively.

         Income Taxes. Income taxes for fiscal 1995 decreased to $462,000 from $470,000 in fiscal 1994 due to an $85,000 decrease in taxable income and the use of certain capital loss carry-forwards for tax purposes in the prior year.

         Change in Accounting Principles. The Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" in the fiscal year ended September 30, 1994. As a result, mortgage-backed securities with a market value of $851,448, which were previously classified as held for sale, were classified as available for sale. In connection therewith, the Company established a valuation allowance of $26,715 as a component of stockholders' equity, net of the effect of taxes on income of $15,000. In November 1995, $2,079,143 of additional securities were transferred to available for sale, as permitted by "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities."

         Effective October 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." As a result, a cumulative effect of $37,000 of the change in accounting for taxes on income was reported in the fiscal 1994 consolidated statement of operations.

Asset Liability Management

         Interest Rate Gap. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. Management believes that the Company will experience more favorable results during periods of declining (or low) interest rates than during periods of rising (or high) interest rates.

         Since the mid 1980's, the Company's asset-liability management strategy has been directed toward reducing the Company's exposure to fluctuations in interest rates. In order to properly monitor interest rate risk, the Board of Directors in 1989 created an Asset/Liability Committee composed principally of its President and the chief lending, savings and finance department officers, which meets quarterly to review the Company's interest rate risk position. The principal responsibilities of this Committee are to assess the Company's asset/liability mix and recommend strategies to the Board that will enhance income while managing the Company's vulnerability to changes in interest rates.

         At September 30, 1996, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $1.3 million, representing a negative cumulative one-year gap ratio of 1.10% as compared to a negative cumulative gap ratio of 8.09% and 2.24% at September 30, 1995 and 1994, respectively.

         The Company's asset liability management strategy emphasizes the purchase of mortgage-backed and related securities and investment securities with adjustable rates or estimated maturities of seven years or less, and the origination of adjustable rate loans and short- and intermediate-term non-residential loans. These types of loans and investment products have shorter terms to maturity and tend to reprice more frequently than do longer term fixed-rate mortgage loans, yet can provide a positive margin over the Company's cost of funds.

         In the future, the Company intends, subject to market conditions, to continue to stress the origination of intermediate-term and ARM loans and commercial business and consumer loans.

         As part of its asset-liability management strategy, the Company has also emphasized low-rate, long-term core deposits. Consumer passbook savings accounts, money market deposit accounts and NOW accounts amounted to $24.4 million, or 29.5% of the Company's total deposits, as of September 30, 1996. Based on its experience, the Company's certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since the Company has established long-term banking relationships with its customers. The Company also maintains a substantial portfolio of short-term liquid assets. As of September 30, 1996, the Company had $4.9 million of investment securities and interest-bearing deposits with other financial institutions that mature within one year.

         In managing its asset-liability mix, Mid-Iowa may, at times, depending on the relationship between long and short term interest rates, market conditions and consumer preference, place greater emphasis on maximizing its net interest margin than on better matching the interest rate sensitivity of its assets and liabilities in an effort to improve its spread. Management believes that the increased net income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased vulnerability to sudden and unexpected increases in interest rates which can result from such a mismatch.

         The following table sets forth the repricing dates of the Company's interest-earning assets and interest-bearing liabilities at September 30, 1996. The Company's interest rate sensitivity "gap" is defined as the amount by which assets repricing within the respective periods exceed liabilities repricing within such periods. One- to four-family fixed-rate mortgage loans are assumed to prepay at an annual rate of 6% for the first five years and from 7% to 30% per year during the subsequent periods, depending on the stated interest rate. Adjustable-rate mortgage loans are assumed to prepay at a rate of 12% per year. Second mortgage loans and all other loans are assumed to prepay at annual rates of 12%. Passbook accounts are assumed to be withdrawn at annual rates of 17%, 17%, 17% and 17%, respectively, during the period shown. Money market deposit accounts are assumed to decay at annual rates of 79% in the first period shown and 31% per period during the subsequent periods. Finally, transaction accounts are assumed to decay at annual rates of 37%, 32%, 17% and 17% respectively, in each of the periods shown.


                                                                      Maturing or Repricing
                                         -------------------------------------------------------------------------------
                                                                       Over 1-3      Over 3-5        Over
                                              Within One Year           Years         Years         5 Years        Total
                                           ---------------------        -----         -----         -------        -----
                                           Amount         Rate         Amount        Amount         Amount         Amount
                                           ------         ----         ------        ------         ------         ------
                                                                     (Dollars in thousands)

Fixed rate one- to four-family (including
 mortgage-backed and related securities),
 commercial real estate and construction
 loans..................................   $  3,103       8.18%        $ 5,353       $ 5,073        $ 7,003        $ 20,532
Adjustable rate one- to four- family
 (including mortgage-backed and
 related securities), mortgage-
 backed securities held for sale,
 commercial real estate and
 construction loans.....................     56,836       7.39           5,576            --             --          62,412
Other securities........................      4,930       6.20           5,746         4,807          6,700          22,183
Commercial loans........................        570       9.16             542           532            324           1,968
Consumer loans..........................      3,331       8.07           2,700           273             --           6,304
                                           --------      -----         -------       -------        -------        --------
     Total interest-earning assets......     68,770       7.44          19,917        10,685         14,027         113,399
                                           --------      -----         -------       -------        -------        --------

Transaction accounts....................      2,970        .90           3,050         1,211            796           8,027
Savings deposits........................     10,522       3.29           2,217         1,388          2,667          16,794
Certificates of Deposit.................     45,049       5.15          10,213         3,119             69          58,450
Borrowings..............................     11,500       5.61           6,000         3,000             --          20,500
                                           --------      -----         -------       -------        -------        --------
    Total interest-bearing liabilities..     70,041       4.77          21,480         8,718          3,532         103,771
                                           --------      -----         -------       -------        -------        --------

Interest-earning assets less
 interest-bearing liabilities...........   $ (1,271)      2.67%        $(1,563)      $ 1,967        $10,495        $  9,628
                                           ========      =====         =======       =======        =======        ========
Difference as a percent of interest-
 earning assets.........................     (1.12)%                     (1.38)%        1.73%          9.25%           8.49%
                                           ========                    =======       =======        =======        ========
Cumulative interest rate sensitivity gap   $ (1,271)                   $(2,834)      $  (867)       $ 9,628        $  9,628
                                           ========                    =======       =======        =======        ========
Cumulative interest rate sensitivity gap
 as a percent of total assets...........      (1.10)%                    (2.45)%        (.75)%         8.31%           8.31%
                                           ========                    =======       =======        =======        ========


         The following table sets forth the interest rate sensitivity of the Company's assets and liabilities, at the periods presented on the basis of the factors and assumptions set forth above.

                                                                                   September 30,
                                                                 -------------------------------------------
                                                                  1996               1995               1994
                                                                 ------             ------             -----
                                                                           (Dollars in thousands)

Fixed rate residential (including mortgage-
 backed and related securities), commercial
 real estate and construction loans............................  $  3,103          $  2,910          $    2,708
Adjustable rate residential (including
 mortgage-backed and related securities and
 mortgage-backed securities held for sale),
 commercial real estate and construction
 loans.........................................................    56,836            50,908              50,076
Commercial business loans......................................       570               879                 609
Consumer loans.................................................     3,331             2,976               2,976
Investment securities and other................................     4,930             5,135               3,524
                                                                 --------          --------          ----------

     Total interest rate sensitive assets
      repricing within one year................................    68,770            62,809              59,893
                                                                 --------          --------          ----------

NOW accounts...................................................     2,970             1,649               1,744
Savings deposits...............................................    10,522             5,077               4,936
Certificates of deposit........................................    45,049            52,833              44,651
                                                                 --------          --------          ----------
     Total deposits............................................    58,541            59,559              51,361
Borrowings.....................................................    11,500            12,000              10,750
                                                                 --------          --------          ----------

     Total interest rate sensitive
      liabilities repricing within one year....................    70,041            71,559              62,111
                                                                 --------          --------          ----------

Gap............................................................  $ (1,271)         $ (8,750)         $   (2,218)
                                                                 ========          ========          ==========

Interest rate sensitive assets repricing
 within one year/interest rate sensitive
 liabilities repricing within one year.........................     98.19%            87.77%         96.43%
Gap as a percent of total interest-earning assets..............    (1.12)%           (8.28)%         (2.25)%
Gap as a percent of total assets...............................    (1.10)%           (8.09)%         (2.21)%


         Net Portfolio Value. The Office of Thrift Supervision (the "OTS") provides a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

         OTS regulations use net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (i) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (ii) its "normal" level of exposure which is 2% of the present value of its assets. Because of the Bank's asset size and level of risk-based capital, the Bank is exempt from this requirement. As of September 30, 1996, a change in interest rates of positive 200 basis points would have resulted in a 23% decrease in NPV (as a percentage of the net present value of the Bank's assets), while a change in interest rates of negative 200 basis points would have resulted in a 16% increase in NPV (as a percentage of the net present value of the Bank's assets).

         Presented below, as of September 30, 1996, is an analysis of the Bank's interest rate risk as calculated by the OTS, measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates.


             Change in                  At September 30, 1996
           Interest Rate                ---------------------
          (Basis Points)           $ Change                  % Change
          --------------           --------                  --------
                              (Dollars in Thousands)

         +400                      $  (6,047)                    (51)
         +300                         (4,342)                    (37)
         +200                         (2,674)                    (23)
         +100                         (1,178)                    (10)
           0
         -100                            808                       7
         -200                          1,345                      11
         -300                          2,127                      18
         -400                          3,149                      27


         Management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk.

         Certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

         In addition, the previous tables do not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other pressures beyond the Company's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes.

         The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances.


                                                                               Year Ended September 30,
                                                      -----------------------------------------------------------------------
                                                                      1996                                 1995
                                                      ----------------------------------    ---------------------------------
                                     Yield/Rate at      Average       Interest                Average      Interest
                                     September 30,    Outstanding      Earned/    Yield/    Outstanding     Earned/    Yield/
                                         1996           Balance         Paid       Rate       Balance        Paid       Rate
                                    --------------      -------         ----       ----       -------        ----       ----
                                                                      (Dollars in thousands)


Interest-earning assets:
 Loans receivable....................    8.28%         $ 60,104        $ 4,880      8.12%     $ 56,092       $4,165     7.43%
 Mortgage-backed and related
  securities (including securities
  available for sale)................    6.68            28,238          1,896      6.71        30,110        2,008     6.67
 Investment securities...............    6.95            18,747          1,195      6.37        15,266          951     6.23
 Other interest-earning assets.......    6.46             2,194            256     11.67         2,225          206     9.26
                                                       --------        -------    ------      --------       ------     ----

 Total interest-earning assets.......    7.62%         $109,283        $ 8,227      7.53      $103,693       $7,330     7.07%
                                                       --------        -------     -----      --------       ------     ----

Interest-bearing liabilities:
 NOW accounts........................    0.90%         $  4,694        $    37      0.79%     $  4,867       $   43      .88%
 Savings deposits....................    3.29            15,112            430      2.85        12,194          296     2.43
 Certificates of deposit.............    5.19            60,402          3,243      5.37        62,770        3,300     5.26
                                         ----          --------        -------    ------      --------       ------   ------
  Total deposits.....................    4.48            80,208          3,710      4.63        79,831        3,639     4.56
Borrowings...........................    5.61            20,917          1,229      5.88        14,771          853     5.78
                                         ----          --------        -------    ------      --------       ------   ------
Total interest-bearing liabilities...    4.70           101,125          4,939      4.88        94,602        4,492     4.75
                                         ----          --------        -------    ------      --------       ------   ------
Net interest income; interest
 rate spread.........................    2.92%                         $ 3,288      2.64%                   $2,838     2.32%
                                         ====                          =======    ======                    ======   ======
Net earning assets/net yield on
 average interest earning assets.....                  $  8,158                      3.01%     $  9,091                2.74%
                                                       ========                    ======      ========              ======

Average interest-earning assets to
 average interest-bearing liabilities                                              108.07%                           109.61%
                                                                                   ======                            ======





                                             Year Ended September 30,
                                        ----------------------------------
                                                        1994
                                         ---------------------------------
                                          Average      Interest
                                        Outstanding     Earned/      Yield
                                          Balance        Paid         Rate
                                          -------        ----         ----
                                               (Dollars in thousands)


Interest-earning assets:
 Loans receivable....................    $51,330        $3,760       $7.33%
 Mortgage-backed and related
  securities (including securities
  available for sale)................     29,373         1,796        6.11
 Investment securities...............     10,102           520        5.15
 Other interest-earning assets.......      2,425           136        5.61
                                         -------         -----       -----

 Total interest-earning assets.......    $93,230        $6,212        6.66%
                                         -------        ------        ----

Interest-bearing liabilities:
 NOW accounts........................    $ 5,083        $   47         .92%
 Savings deposits....................     13,534           303        2.24
 Certificates of deposit.............     60,427         2,746        4.54
                                         -------        ------        ----
  Total deposits.....................     79,044         3,096        3.92
Borrowings...........................      5,854           251        4.29
                                         -------        ------        ----
Total interest-bearing liabilities...     84,898         3,347        3.94
                                         -------        ------        ----
Net interest income; interest
 rate spread.........................                   $2,865        2.72%
                                                        ======        ====
Net earning assets/net yield on
 average interest earning assets.....    $ 8,332                      3.07%
                                         =======                      ====

Average interest-earning assets to
 average interest-bearing liabilities                               109.81%
                                                                    ======


Rate/Volume Analysis of Net Interest Income

         The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.


                                                                     Year Ended September 30,
                                              -----------------------------------------------------------------------
                                                 1996        vs.         1995        1995         vs.       1994
                                              ---------------------------------    ----------------------------------
                                                Increase (Decrease)                 Increase (Decrease)
                                                      Due to            Total             Due to           Total
                                              ---------------------   Increase      -------------------   Increase
                                               Rate        Volume    (Decrease)     Rate      Volume     (Decrease)
                                               ----        ------    ----------     ----      ------     ----------
                                                                      (Dollars in thousands)


Interest-earning assets:
 Loans....................................... $   316      $ 398      $   714     $  336     $    70      $  406
 Mortgage-backed and related
  securities (including mortgage-
  backed securities available
  for sale)..................................    (155)        43         (112)      (207)        419         212
 Investment securities.......................     223         21          244        296          86         382
 Other interest earning assets...............      39         11           50        (46)        165         119
                                              -------      -----      -------     ------     -------      ------

     Total interest-earning assets........... $   423      $ 473      $   896     $  379     $   740      $1,119
                                              =======      =====      =======     ======     =======      ======

Interest-bearing liabilities:
 NOW accounts................................ $   (32)     $  26      $    (6)    $   (3)    $    (1)     $   (4)
 Savings deposits............................     107         27          134        (32)         25          (7)
 Certificates of deposit.....................     (82)        25          (57)        73         481         554
 Borrowings..................................     334         42          376        397         205         602
                                              -------      -----      -------     ------     -------      ------

     Total interest-bearing
      liabilities............................ $   327      $ 120      $   447     $  435     $   710      $1,145
                                              =======      =====      =======     ======     =======      ======

Net change in interest income................                         $   449                             $  (26)
                                                                      =======                             ======

Liquidity and Capital Resources

         The Company's sources of funds are deposits, sales of mortgage loans, amortization and repayment of loan principal and mortgage-backed and related securities and, to a lesser extent, maturation of investments and funds from other operations. While maturing investments are predictable, deposit flows and loan repayments are influenced by interest rates, general economic conditions, and competition making it less predictable. The Company attempts to price its deposits to achieve its asset/liability objectives discussed above, giving consideration to local market conditions. The Company also has the ability to supplement deposits with longer term and/or less expensive alternate sources of funds including FHLB advances. In this regard, the Company had outstanding advances from the FHLB of Des Moines in the amount of $20.5 million at September 30, 1996 compared to $18.0 million at September 30, 1995, and had the capacity to borrow up to an additional $21.0 million.

         Federal regulations historically have required the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based on economic conditions and savings flows, and is currently

5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. government and certain corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio at levels in excess of those required. At September 30, 1996, the amount of the Bank's liquidity was $6.5 million, resulting in a liquidity ratio of 6.9%. At September 30, 1995, the Bank's liquidity totaled $11.1 million, resulting in a liquidity ratio of 11.4%.

         The primary investing activities of the Company are lending and purchasing mortgage-backed and related securities and investment securities.

         Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits, and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires additional funds, beyond its internal ability to generate, it has additional borrowing capacity with the FHLB of Des Moines and collateral eligible for repurchase agreements.

         The Company uses its liquidity resources principally to meet on-going commitments, to fund maturing certificates of deposit and deposit withdrawals, to invest, to fund existing and future loan commitments, to maintain liquidity, and to meet operating expenses.

         At September 30, 1996, the Company had $168,000 of loan commitments and an additional $2.5 million available to customers under existing lines of credit.

         Certificates of deposit scheduled to mature in one year or less at September 30, 1996, totaled $45.0 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company, however, there can be no assurance that the Company can retain all such deposits.

         Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Company's foreseeable short- and long-term liquidity needs.

         The Company's liquidity, represented by cash, is a combination of its operating, investing, and financing activities. These activities are summarized below for the years indicated.

                                                                                   September 30,
                                                                 ---------------------------------------------
                                                                  1996               1995                 1994
                                                                 ------             ------               -----
                                                                               (Dollars in thousands)


Operating Activities:
Net Income.....................................................  $   825            $   927            $  1,067
Adjustment to reconcile net income to net cash
  provided by (used in) operating activities...................      845               (362)               (169)
                                                                 -------            -------            --------
Net cash provided by (used in) operating activities............    1,670                565                 898
Net cash provided by (used in) investment activities...........   (8,192)            (7,838)             (9,815)
Net cash provided by (used in) financing activities............    6,253              6,574               7,338
                                                                 -------            -------            --------
Net increase (decrease) in cash and cash equivalents...........     (269)              (699)             (1,579)
Cash at beginning of year......................................    1,416              2,115               3,694
                                                                 -------            -------            --------
Cash at end of year............................................  $ 1,147            $ 1,416            $  2,115
                                                                 =======            =======            ========


         The primary investing activities of the Company include investing in loans, investment securities and mortgage-backed and related securities. The purchases are funded primarily from loan repayments, maturities of securities and deposits and increases in customer deposit liabilities. During the year ended September 30, 1996, purchases of investment securities totalled $15.0 million, while loans receivable increased $4.3 million. Customer deposits increased $4.2 million in fiscal 1996. During the year ended September 30, 1995, purchases of investment securities totalled $8.9 million, while loans receivable increased $3.6 million. Customer deposits decreased $212,000 in fiscal 1995. In the event that investment and mortgage-backed and related securities purchases increase in the future, the Company's net interest spread and income may be adversely affected as these assets typically yield less than loans receivable.

         At September 30, 1996, the Bank had tangible and core capital of $9.0 million, or 7.9% of adjusted total assets, respectively, which was approximately $7.3 million and $5.6 million above the minimum requirements of 1.5% and 3.0%, respectively, of adjusted total assets in effect on that date. On September 30, 1996, the Bank had risk-based capital of $9.3 million (including $9.0 million in core capital), or 20.3% of risk-weighted assets of $45.8 million. This amount was $5.7 million above the 8% requirement in effect on that date. The Bank is presently in compliance with the fully phased-in capital requirements.

         The Company paid a quarterly cash dividend of $.04 per share (or $.02 as adjusted for the 100% stock dividend discussed below) in the first quarter of fiscal 1996 and $.02 per share in each of the final three quarters of fiscal 1996. To the extent future dividends are considered by the Board of Directors, the availability of funds to pay such dividends are subject to regulatory and other restrictions and considerations. In addition, the Company acquired 72,700 shares of its common stock in open market purchases during fiscal 1996 pursuant to its stock repurchase program. The Company also declared a 100% stock dividend which was paid on January 25, 1996 to stockholders of record on January 8, 1996.

Impact of Inflation and Changing Prices

         The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, however, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of New Accounting Standards

         SFAS 123, "Accounting for Stock-Based Compensation," was effective for awards granted in fiscal years that begin after December 15, 1994, and disclosure requirements are effective for the Company's fiscal years beginning October 1, 1996. SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans. The Company has not granted any awards since December 15, 1994, therefore SFAS 123 did not apply for the year ending September 30, 1996.

         SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," will be effective for transactions occurring after December 31, 1996. SFAS 125 establishes a basis for developing consistent and operational standards for dealing with transfers and servicing of financial assets and extinguishment of liabilities.

         The Company expects to adopt SFAS 123 and 125 when required, and management believes adoption will not have a material effect on the financial position and results of operations, nor will adoption require additional capital resources.

                     INDEPENDENT AUDITORS' REPORT


The Board of Directors
Mid-Iowa Financial Corp.
Newton, Iowa:

We have audited the accompanying consolidated balance sheets of Mid-Iowa Financial Corp. and subsidiaries as of September 30, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-Iowa Financial Corp., and subsidiaries as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996, in conformity with generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for investment securities to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 115 and changed its method of accounting for taxes on income to adopt the provisions of SFAS 109. SFAS 115 was adopted on September 30, 1994, and SFAS 109 was adopted on October 1, 1993.


                                        KPMG Peat Marwick LLP


Des Moines, Iowa
November 13, 1996

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

                           Consolidated Balance Sheets


                                                           September 30,
                                                    --------------------------
                                                         1996            1995
                                                         ----            ----
                                     Assets
                                     ------
Cash and cash equivalents (note 1)                    $   1,147,204   1,416,408
Securities available for sale (note 2)                    4,974,408     837,169
Securities held to maturity (note 3)                     44,231,879  44,926,293
Loans held for sale                                          -          309,867
Loans receivable, net (notes 4 and 5)                    62,122,871  57,846,593
Accrued interest receivable                                 829,594     806,733
Federal Home Loan Bank stock, at cost                     1,325,000     900,000
Real estate                                                  37,306      73,639
Office properties and equipment, net (note 6)               967,451     862,839
Intangibles, net                                             15,085      16,636
Prepaid expenses and other assets                           153,247     224,995
                                                      -------------  ----------
           Total assets                               $ 115,804,045 108,221,172
                                                      ============= ===========


                      Liabilities and Stockholders' Equity
                      ------------------------------------

Liabilities:
   Deposits (note 7)                                  $  82,871,963  78,671,452
   Borrowed funds (note 8)                               20,500,000  18,000,000
   Advance payments by borrowers for taxes
    and insurance                                           199,921     160,392
   Accrued interest payable                                 844,457     808,190
   Accounts payable and accrued expenses (note 13)          786,582     320,155
                                                       ------------  ----------
           Total liabilities                            105,202,923  97,960,189
                                                       ------------  ----------
Stockholders' equity (note 11):
   Common stock, $1 par value; authorized 2,000,000
     shares; 1,729,880 shares issued; 839,526 shares
     outstanding                                             17,299       8,395
   Additional paid-in capital                             3,142,623   3,049,634
   Retained earnings, partially restricted                7,882,078   7,197,953
   Treasury stock, at cost (71,500 shares)                 (448,700)        -
   Unrealized management recognition and retention
    plan (note 10)                                              -        (3,672)
   Unrealized gain on securities available for sale           7,822       8,673
                                                         ----------  ----------
           Total stockholders' equity                    10,601,122  10,260,983
                                                         ----------  ----------
           Total liabilities and stockholders'
            equity                                    $ 115,804,045 108,221,172
                                                      ============= ===========

See accompanying notes to consolidated financial statements.

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

                      Consolidated Statements of Operations


                                                 Years ended September 30,
                                                 -------------------------
                                                 1996       1995       1994
                                                 ----       ----       ----
Interest income:
  Loans                                      $4,880,247  4,165,512   3,759,751
  Securities available for sale                 259,975     50,799      48,258
  Securities held to maturity                 2,831,439  2,907,699   2,267,736
  Other                                         255,898    206,329     135,644
                                             ----------  ---------   ---------
      Total interest income                   8,227,559  7,330,339   6,211,389
                                             ----------  ---------   ---------
Interest expense:
  Deposits (note 7)                           3,710,324  3,639,420   3,096,083
  Borrowed funds                              1,229,114    852,849     250,607
                                             ----------  ---------   ---------
      Total interest expense                  4,939,438  4,492,269   3,346,690
                                             ----------  ---------   ---------
      Net interest income                     3,288,121  2,838,070   2,864,699
Provision for losses on loans (note 5)           36,000     33,000      46,500
                                             ----------  ---------   ---------
      Net interest income after
       provision for losses on loans          3,252,121  2,805,070   2,818,199
                                             ----------  ---------   ---------
Noninterest income:
  Gain on sale of securities                        -       14,166      66,862
  Gain on sale of other assets                   33,227        -        16,673
  Fees and service charges                      325,193    314,127     428,024
  Loss on securities available for sale             -          -       (41,715)
  Other, primarily commissions                  740,527    650,078     432,296
      Total noninterest income                1,098,947    978,371     902,140
Noninterest expense:
  Compensation, payroll taxes, and
   employee benefits (note 10)                1,119,610  1,082,289   1,090,129
  Office properties and equipment               243,225    229,082     216,017
  Deposit insurance premiums                    188,325    183,945     182,309
  Special deposit insurance assessment
   (note 13)                                    530,421        -           -
  Data processing services                      134,574    126,601     123,097
  Other real estate expense, net                  2,340     (3,960)     (2,445)
  Other                                         896,799    776,934     637,413
                                              ---------  ---------   ---------
      Total noninterest expense               3,115,294  2,394,891   2,246,520
                                              ---------  ---------   ---------
      Income before taxes on income
       effect of accounting changes           1,235,774  1,388,550   1,473,819
Taxes on income (note 9)                        411,200    462,000     470,200
                                              ---------  ---------   ---------
      Net income before cumulative
       effect of accounting changes          $  824,574    926,550   1,003,619
Cumulative effect of a change in the
 method of accounting for investment
 securities, net of taxes on income
 (note 1)                                           -          -        26,715
Cumulative effect of a change in
 the method of accounting for taxes
 on income (note 9)                                 -          -        37,000
                                             ----------  ---------   ---------
      Net income                             $  824,574    926,550   1,067,334
                                             ==========  =========   =========
Earnings per common share - primary
 and fully diluted:
  Net income before cumulative effect
   of accounting changes                     $    0.47      0.52        0.54
  Cumulative effect of change in
   accounting for investment securities              -        -         0.01
  Cumulative effect of change in
   accounting for taxes on income                    -        -         0.02
                                             ----------  ---------   ---------
      Earnings per common share              $    0.47      0.52        0.57
                                             ==========  =========   =========

See accompanying notes to consolidated financial statements.

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity


                                                                  Recognition
                                              Additional              and
                                     Common    paid-in    Retained  retention
                                      stock    capital    earnings    plan
                                    -------   ---------  ---------   --------
Balance at September 30, 1993       $ 4,080   3,580,431  5,958,801   (29,376)
Net income                              -           -    1,067,334       -
Repurchase of common stock
   (19,380 shares)                      -           -          -         -
Amortization of recognition
    and retention plan                  -           -          -      17,136
Dividends paid ($.14 per share)         -           -      123,108
Stock dividend (20%)                    339    (346,882)  (332,312)      -
Change in unrealized loss on
   securities available for sale        -           -          -         -
                                    -------   ---------  ---------   -------
Balance at September 30, 1994         4,419   3,233,549  6,570,715   (12,240)
Net income                              -           -      926,550       -
Repurchase of common stock
   (22,092 shares)                      -           -          -         -
Amortization of recognition
    and retention plan                  -           -          -       8,568
Dividends paid ($.16 per share)         -           -      131,783
Stock dividend (100%)                 3,976    (183,915)  (167,529)      -
Change in unrealized gain on
   securities available for sale        -           -          -         -
                                    -------   ---------   --------   -------
Balance as of September 30, 1995      8,395   3,049,634  7,197,953    (3,672)
Net income                              -           -      824,574       -
Repurchase of common stock
   (72,700 shares)                      -           -          -         -
Exercise of options
   (50,328 shares)                      503     110,240        -         -
Amortization of recognition
    and retention plan                  -           -          -       3,672
Dividends paid ($.10 per share)         -           -      135,049
Stock dividend (100%)                 8,401     (17,251)    (5,400)      -
Change in unrealized gain on
   securities available for sale        -           -          -         -
Balance as of September 30, 1996    $17,299   3,142,623  7,882,078       -
                                    =======   =========  =========   =======

                                   Unrealized
                                     gains      Treasury
                                    (losses)     stock        Total
                                    --------     -----        -----

 Balance at September 30, 1993           -      (346,800)    9,167,136
 Net income                              -           -       1,067,334
 Repurchase of common stock
    (19,380 shares)                      -      (332,055)     (332,055)
 Amortization of recognition
     and retention plan                  -           -          17,136
 Dividends paid ($.14 per share)         -           -        (123,108)
 Stock dividend (20%)                    -       678,855           -
 Change in unrealized loss on
    securities available for sale    (26,715)        -         (26,715)
                                      ------   ---------     ---------
                                     (26,715)        -       9,769,728
 Balance at September 30, 1994           -           -         926,550
 Net income
 Repurchase of common stock
    (22,092 shares)                      -      (347,468)     (347,468)
 Amortization of recognition
     and retention plan                  -           -           8,568
 Dividends paid ($.16 per share)         -           -        (131,783)
 Stock dividend (100%)                   -       347,468           -
 Change in unrealized gain on
    securities available for sale     35,388         -          35,388
                                      ------     -------       -------

 Balance as of September 30, 1995      8,673         -      10,260,983
 Net income                              -           -         824,574
 Repurchase of common stock
    (72,700 shares)                      -      (462,950)     (462,950)
 Exercise of options
    (50,328 shares)                      -           -         110,743
 Amortization of recognition
     and retention plan                  -           -           3,672
 Dividends paid ($.10 per share)         -           -        (135,049)
 Stock dividend (100%)                   -        14,250           -
 Change in unrealized gain on
    securities available for sale       (851)        -            (851)
                                      ------     -------    ----------
 Balance as of September 30, 1996      7,822    (448,700)   10,601,122
                                       =====    ========    ==========



See accompanying notes to consolidated financial statements.

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows


                                                   Years ended September 30,
                                               --------------------------------
                                                1996       1995         1994
                                                ----       ----         ----

Cash flows from operating activities:
   Net income                               $  824,574     926,550    1,067,334
   Origination of loans held for sale              -    (1,198,503)  (1,583,984)
   Proceeds from sale of loans held
    for sale                                   309,867   1,016,507    1,483,279
   Adjustments to reconcile net income
    to net cash provided by operating
    activities:
        Depreciation                           103,594      94,529       76,135
        Amortization of recognition and
         retention plan benefits                 3,672       8,568       17,136
        Amortization of premiums and
         discounts on loans and mortgage-
         backed securities                     (64,019)    (43,286)      31,597
        Provision for losses on loans
         and real estate                        36,000      33,000       46,500
        (Gain) loss on sale of real
         estate, net                           (33,227)    (67,363)       1,781
        Gain on sale of securities                 -       (14,166)     (66,862)
        Increase in accrued interest
         receivable                            (22,861)   (241,672)     (89,386)
        Increase in accrued interest
         payable                                36,267     117,316       22,974
        Increase (decrease) in current
         taxes on income                        49,168     (37,705)     (10,384)
        Deferred taxes on income              (153,934)     37,000      (19,000)
        Other, net                             581,330     (65,023)     (78,696)
            Net cash provided by operating
             activities                      1,670,431     565,752      898,424
Cash flows from investing activities:
   Proceeds from maturities of time
    deposits                                       -           -         50,000
   Securities available for sale:
     Proceeds from sales                           -       136,164      487,245
     Purchases                              (2,607,612)        -            -
     Principal repayments of mortgage-
      backed securities                        545,044         -            -
   Securities held to maturity:
     Proceeds from maturities                7,062,151   2,250,000      834,025
     Proceeds from sales                           -           -        454,617
     Purchases                             (12,341,227) (8,934,343) (11,374,017)
     Principal repayments of mortgage-
      backed securities                      4,025,149   2,616,336    5,712,882
   Net change in loans to customers         (4,312,278) (3,610,665)  (5,972,991)
   Proceeds from sale of real estate            75,000     148,900      209,720
   Capitalized real estate costs                (5,440)    (14,553)      (3,472)
   Purchase of office properties and
    equipment, net                            (208,206)   (134,019)    (190,497)
   Purchase of Federal Home Loan Bank
    (FHLB) stock                              (425,000)   (296,000)     (23,400)
                                              --------    --------      -------
             Net cash used in investing
              activities                    (8,192,419) (7,838,180)  (9,815,888)
                                            ==========  ==========   ==========

                   MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

                                                 Years ended September 30,
                                             ----------------------------------
                                                1996         1995         1994

Cash flows from financing activities:
   Net change in deposits                  $ 4,200,511     (212,033)    (15,122)
   Receipt of borrowed funds                23,000,000   18,000,000   7,750,000
   Payments on borrowed funds              (20,500,000)  10,750,000         -
   Decrease in advance payments by
     borrowers for taxes and insurance          39,529       15,495      58,238
   Stock options exercised                     110,743          -           -
   Payments to acquire treasury stock         (462,950)    (347,468)   (332,055)
   Dividends paid                             (135,049)    (131,783)   (123,108)
                                           -----------    ---------   ---------
       Net cash provided by financing
        activities                           6,252,784    6,574,211   7,337,953
                                           -----------    ---------   ---------
       Net decrease in cash and cash
        equivalents                           (269,204)    (698,217) (1,579,511)
Cash and cash equivalents at
 beginning of year                           1,416,408    2,114,625   3,694,136
                                           -----------    ---------   ---------
Cash and cash equivalents at end of year   $ 1,147,204    1,416,408   2,114,625
                                           ===========    =========   =========
Supplemental disclosures:
   Cash paid during the year for:
     Interest                              $ 4,903,171    4,375,153   3,323,716
     Taxes on income                           516,527      460,866     492,584
   Noncash investing and financing
    activities -
     Reclassification of securities from
      held to maturity to available for
      sale                                   2,079,143          -           -
     Contract sales of real estate owned           -            -        14,300
                                           ===========    =========   =========

See accompanying notes to consolidated financial statements.

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements


(1)  Summary of Significant Accounting Policies

     Description of the Business

     Mid-Iowa Financial Corp., headquartered in Newton, Iowa, is a savings and loan holding company comprised of a federally chartered stock savings bank operating offices in Central Iowa; a real estate brokerage and development company; and a company which provides credit reporting and collection services, sells investment products, and provides discount securities brokerage. Mid-Iowa Financial Corp. was organized as a Delaware Corporation in June 1992 at the direction of Mid-Iowa Savings Bank for the purpose of becoming a savings and loan holding company, as part of the Mid-Iowa Savings Bank conversion from a mutual to a stock institution (see note 11).

     Mid-Iowa Financial Corp. is primarily a retail banking operation offering loans, deposits, and related financial services to customers in its market area. Loans primarily consist of single family residential mortgage loans, commercial loans, and consumer loans.

     Consolidation and Basis of Presentation

     The consolidated financial statements include the accounts of Mid-Iowa Financial Corp. and its wholly owned subsidiaries, Mid-Iowa Security Corporation and Mid-Iowa Savings Bank (the Bank), and the Bank's wholly owned subsidiary, Center of Iowa Investments, Limited (collectively the Company).

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Concentrations of Credit Risk

     The Company originates residential and commercial real estate loans primarily in its central Iowa market area. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market areas.

     Earnings Per Share

     Earnings per share - primary is computed using the 1,699,252 weighted average common shares outstanding, as restated, and giving effect to additional shares assumed to be issued in relation to the Company's stock options. Such additional shares are assumed to be issued after acquisition of shares at the average price per share for the period under the treasury stock method with the assumed proceeds from exercise of outstanding stock options and were 65,485 for the year ended September 30, 1996.



                                     22                             (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

 (1)  Summary of Significant Accounting Policies, Continued

      Earnings Per Share, Continued

      Earnings per share - fully diluted is computed in a similar manner but using the ending price per share for the period. Such additional shares were 66,590 for the year ended September 30, 1996.

      Prior years earnings per share computations have been restated to reflect the 1996, 1995, and 1994 stock splits effected as dividends (see note 13).

      The earnings per share computations for the year ended September
        30, 1995, were determined by dividing net earnings by the restated weighted average number of common shares outstanding during the year which was 847,327.

      The earnings per share computations for the year ended September
        30, 1994 were determined by dividing net earnings by the 926,794 restated weighted average number of common shares outstanding during the year.

      Cash and Cash Equivalents

      For purposes of reporting cash flows, the Company includes all short-term investments with original maturities of three months or less at date of purchase in cash and cash equivalents. Amounts of interest bearing deposits included as cash equivalents were $810,165 and $1,173,617 at September 30, 1996 and 1995, respectively.

      Securities Available for Sale

      Securities to be held for indefinite periods of time, including securities the Company intends to utilize as part of its asset/liability management strategy and may sell in response to changes in interest rates, changes in prepayment risk, liquidity needs, and when needed to increase regulatory capital or other similar factors are classified as available for sale.

      Securities available for sale are recorded at fair value. The aggregate unrealized gains or losses, net of the income tax effect, are recorded as a component of stockholders' equity.

      Discounts and premiums on securities available for sale are accreted/amortized using the interest method. The timing of the accretion/amortization for mortgage-backed securities is adjusted for actual prepayment experience.

      Gain or loss is recognized using the specific identification method, and reflected in the statements of operations.

      In November 1995, the Financial Accounting Standards Board (FASB) announced it would permit a one-time reclassification of investment securities in conjunction with the issuance of a special report entitled A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. The Company transferred securities held to maturity with amortized cost of $2,079,143 to securities available for sale. Unrealized gains related to the securities transferred were $17,130.



                                    23                               (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  Summary of Significant Accounting Policies, Continued

     Securities Held to Maturity

     Securities which the Company intends to hold until maturity are stated at cost, adjusted for accretion of discount and amortization of premiums computed using the interest method. The timing of the amortization and accretion for mortgage-backed securities are adjusted for actual prepayment experience. These investments are not carried at the lower of cost or market, as the Company has the ability, and it is management's intent, to hold them to maturity.

     Net gains or losses are shown in the statements of operations. Gain or loss is recognized using the specific identification method.

     Loans Held for Sale

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations.

     Loans Receivable

     Loans are stated at the principal amounts outstanding, net of unearned income, deferred loan fees, and discounts. Unearned income, net deferred loan fees, and discounts on loans which are probable of collection are amortized over the terms of the loans using a method that approximates the interest method.

     Interest on loans is accrued and credited to operations, based primarily on the principal amount outstanding.

     The Company did not adopt Statement of Financial Accounting
       Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights," for the year ended September 30, 1996, because the adoption would not have a material effect on the financial position or the statement of operations.

     Allowances for Losses on Loans and Real Estate

     The allowances for losses on loans and real estate are maintained at amounts considered adequate to provide for such losses. The allowance for losses on loans is based on management's periodic evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses.

     Real estate, acquired through foreclosure, is carried at the lower of cost or fair value. When a property is acquired through foreclosure or a loan is considered an in-substance foreclosure, any excess of the loan balance over fair value of the property is charged to the allowance for losses on loans. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense. An allowance for losses on real estate is provided when it is determined that the investment in real estate is greater than its estimated fair value. There were no provisions and no charge-offs for real estate in the years ended September 30, 1996, 1995, and 1994.


                                    24                               (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  Summary of Significant Accounting Policies, Continued

     Allowances for Losses on Loans and Real Estate, Continued

     The accrual of interest income on any loan is discontinued
       (generally when a loan becomes 90 days delinquent) when, in the opinion of management, there is reasonable doubt as to the timely collection of interest or principal. When interest accruals are discontinued, accrued interest receivable is charged to income. Subsequent interest income is not recognized on such loans until collected.

     The Company adopted SFAS 114, "Accounting by Creditors for
       Impairment of a Loan," and SFAS 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." Under the Company's credit policies, all loans with interest more than 90 days in arrears and restructured loans are considered to meet the definition of impaired loans under SFAS 114 and 118. Loan impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate except, where more practical, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. The adoption of SFAS 114 and 118 did not have a material effect on the financial position or results of operations of the Company.

     Loan Origination Fees and Related Costs

     Mortgage loan origination fees and certain direct loan origination costs, if material, are deferred and the net fee or cost is recognized in operations using the interest method. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

     Financial Instruments with Off Balance Sheet Risk

     The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers, which principally include commitments to extend credit. The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on balance sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements (see note 4). The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.





                                     25                              (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  Summary of Significant Accounting Policies, Continued

     Carrying Costs of Real Estate Held for Development

     Interest costs and real estate taxes applicable to real estate held for development are capitalized during the period that such real estate is in the process of development. Prior to the time that development activities commence and after such time as the real estate is ready for sale, interest and real estate taxes are charged to operations as incurred. There was no capitalized interest for the years ended September 30, 1996, 1995, and 1994.

     Office Properties and Equipment

     Office properties and equipment are recorded at cost, and depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, which range from 5 to 40 years.

     Maintenance and repairs are charged against income. Expenditures for improvements are capitalized and subsequently depreciated. The cost and accumulated depreciation of properties retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts. Related profit or loss from such transactions is credited or charged to income.

     Taxes on Income

     The Company files a consolidated federal income tax return. Federal income taxes are allocated based on taxable income or loss included in the consolidated return. For state tax purposes, the Bank files a franchise tax return and the other entities file a corporate income tax return.

     Effective October 1, 1993, the Company adopted SFAS 109,
       "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Effect of New Financial Accounting Standards

     SFAS 123, "Accounting for Stock-Based Compensation," was effective for awards granted in fiscal years that begin after December 15, 1994, and disclosure requirements are effective for the Company's fiscal years beginning October 1, 1996. SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans. The Company has not granted any awards since December 15, 1994, therefore SFAS 123 did not apply for the year ending September 30, 1996.




                                     26                              (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  Summary of Significant Accounting Policies, Continued

     Effect of New Financial Accounting Standards, Continued

     SFAS 125, "Accounting for Transfers and Servicing of Financial
       Assets and Extinguishments of Liabilities," will be effective for transactions occurring after December 31, 1996. SFAS 125 establishes a basis for developing consistent and operational standards for dealing with transfers and servicing of financial assets and extinguishment of liabilities.

     The Company expects to adopt SFAS 123 and 125 when required, and management believes adoption will not have a material affect on the financial position and results of operations, nor will adoption require additional capital resources.

     Fair Value of Financial Instruments

     SFAS 107, "Disclosures About Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below:

       Cash and Cash Equivalents, Accrued Interest Receivable, Advance
         Payments by Borrowers for Taxes and Insurance, and Accrued Interest Payable

       The recorded amount approximates fair value due to the short-term nature of the instruments.

       Securities Available for Sale and Securities Held to Maturity

       The fair value of securities is estimated based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

       Loans

       Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, real estate, and installment.

       The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the subsidiary banks' historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

       FHLB Stock

       The value of FHLB stock is equivalent to its carrying value, as the stock is redeemable at par value.




                                    27                               (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  Summary of Significant Accounting Policies, Continued

     Fair Value of Financial Instruments, Continued

       Deposits

       The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, and NOW accounts, is equal to the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

       Off Balance Sheet Instruments

       The fair value of commitments to extend credit and commitments to purchase or sell loans is estimated using the difference between current levels of interest rates and committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements. Management estimates the fair value of commitments to purchase or sell loans approximates the carrying value, as applicable.

       Limitations

       Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the subsidiary bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Reclassifications

     Certain reclassifications have been made to the 1995 financial statements to conform with the current year presentation.




                                    28                               (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(2) Securities Available for Sale

    Securities available for sale at September 30, 1996 and 1995, were as follows:

                                                        1996
                                     ------------------------------------------
                                                   Gross      Gross    Estimated
                                     Amortized  unrealized  unrealized   fair
            Description                 cost       gains      losses     value
            -----------                 ----       -----      ------     -----

Mortgage-backed securities:
   Federal National Mortgage
    Association (FNMA)              $1,113,568      8,838       -     1,122,406
   Government National Mortgage
    Association (GNMA)               1,051,711     11,670       -     1,063,381
   Federal Home Loan Mortgage
    Corporation (FHLMC)                189,729      4,920       -       194,649
   Collateralized mortgage           2,007,436        -     (14,936)  1,992,500
    obligations
Other investment securities            600,112      1,360       -       601,472
                                    ----------     ------    ------   ---------
                                    $4,962,556     26,788   (14,936)  4,974,408
                                    ==========     ======    ======   =========


                                                        1995
                                     ------------------------------------------
                                                   Gross      Gross    Estimated
                                     Amortized  unrealized  unrealized   fair
            Description                 cost       gains      losses     value
            -----------                 ----       -----      ------     -----

Mortgage-backed securities -
   GNMA                             $  823,896     13,243       -       837,139

    The amortized cost and estimated fair value of securities available for sale at September 30, 1996, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                         Estimated
                                         Amortized         fair
                                           cost            value
                                           ----            -----

       Mortgage-backed and related       $4,362,444      4,372,936
        and related securities
      Other investment securities           600,112        601,472
                                         ----------      ---------
                                         $4,962,556      4,974,408
                                         ==========      =========


    At September 30, 1996 and 1995, the net valuation amount of $7,822 and $8,673, respectively, was reflected as a component of stockholders' equity, including the effect of taxes on income of $4,030 and $4,570, respectively.




                                    29                               (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(2) Securities Available for Sale, Continued

    Proceeds from the sales of marketable equity securities purchased and sold during 1996, 1995, and 1994 were $-0-, $136,164, and
      $487,245 respectively, resulting in gross realized gains of $-0-, $14,166 and $92,245 respectively.

    At September 30, 1996 and 1995, accrued interest receivable for securities available for sale totaled $16,312 and $8,448, respectively.

    Securities Held to Maturity

    Securities held to maturity at September 30, 1996 and 1995, were as follows:


                                                        1996
                                    -----------------------------------------------
                                                  Gross      Gross        Estimated
                                    Amortized  unrealized  unrealized       fair
           Description                 cost       gains      losses         value
           -----------                 ----       -----      ------         -----

U.S. agency securities             $17,391,640       -     (162,950)    17,228,690
Mortgage-backed and related
 securities:
     FNMA                            5,137,356     3,863        -        5,141,219
     GNMA                            9,721,560   130,782        -        9,852,342
     FHLMC                             973,160       -         (247)       972,913
     Collateralized mortgage
      obligations                    8,141,626       -     (112,394)     8,029,232
Taxable municipal bonds                547,518    53,838        -          601,356
Nontaxable municipal bonds           2,319,019    59,170        -        2,378,189
                                   -----------   -------    -------     ----------
                                   $44,231,879   247,653   (275,591)    44,203,941
                                   ===========   =======    =======     ==========




                                                        1995
                                    -----------------------------------------------
                                                  Gross      Gross        Estimated
                                    Amortized  unrealized  unrealized       fair
           Description                 cost       gains      losses         value
           -----------                 ----       -----      ------         -----

U.S. agency securities             $13,928,673       -      (32,640)    13,896,033
Mortgage-backed and related
 securities:
     FNMA                            7,268,400    28,960        -        7,297,360
     GNMA                           11,288,411   188,962        -       11,477,373
     FHLMC                           1,572,933     2,535        -        1,575,468
     Collateralized mortage
      obligations                    8,009,538       -     (167,567)     7,841,971
Taxable municipal bonds                547,187    74,012        -          621,199
Nontaxable municipal bonds           2,311,151    81,360        -        2,392,511
                                   -----------   -------    -------     ----------
                                   $44,926,293   375,829   (200,207)    45,101,915
                                   ===========   =======    =======     ==========


                                      30                             (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(3)  Securities Held to Maturity, Continued

      The amortized cost and estimated fair value of securities held to maturity at September 30, 1996, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                            Estimated
                                           Amortized          fair
                                             cost             value

  Due in 1 year or less                    $1,000,000         992,170
  Due after 1 year through 5 years          5,936,736       5,977,148
  Due after 5 years but less than
   10 years                                11,249,960      11,106,335
  Due after 10 years                        2,071,481       2,132,582
  Mortgage-backed and related
   securities                              23,973,702      23,995,706
                                           ----------      ----------
                                          $44,231,879      44,203,941
                                          ===========      ==========

      There were no sales of securities held to maturity during the years ended September 30, 1996 and 1995. Proceeds from sales of investment securities held to maturity during the year ended September 30, 1994 were $454,617, with no gross realized gains and gross realized losses of $25,383 on these sales. Sales in 1994 were required by regulatory authorities.

      At September 30, 1996 and 1995, accrued interest receivable for securities held to maturity totaled $399,350 and $439,818, respectively.

(4)   Loans Receivable

      Loans receivable are summarized as follows:

                                                         September 30,
                                                 ----------------------------
                                                     1996             1995
                                                     ----             ----

      Real estate loans:
         One- to four-family                     $45,986,195       45,292,859
         Commercial                                7,862,669        5,150,654
         Construction                                884,437          918,939
                                                 -----------       ----------
                                                  54,733,301       51,362,452
                                                 -----------       ----------

      Other loans:
           Second mortgages                        3,142,610        2,846,648
           Commercial business                     1,982,186        1,723,415
           Automobile                              1,342,476        1,377,063
           Home equity                               739,737          482,720
           Student                                   478,763          537,709
           Unsecured consumer                        160,550          163,087
           Loans on deposits                         142,137          186,431
           Other                                     297,240           84,209
                                                  ----------       ----------
                                                   8,285,699        7,401,282
                                                  ----------       ----------
                                                  63,019,000       58,763,734
      Less:
           Loans in process                          549,901          597,854
           Deferred loan fees                         72,409           71,259
           Allowance for losses on loans             273,819          248,028
                                                 -----------       ----------
               Total loans receivable            $62,122,871       57,846,593
                                                 ===========       ==========



                                        31                           (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(4)  Loans Receivable, Continued

     At September 30, 1996 and 1995, net accrued interest on loans receivable totaled $389,669 and $356,007, respectively.

     At September 30, 1996, the Bank was committed to originate $168,000 of fixed rate loans at interest rates ranging from 8 to 9 percent. In addition, the Bank's customers had unused lines of credit totaling approximately $2,473,000 at September 30, 1996.

     Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at September 30, 1996 and 1995, amounted to $62,631 and $65,550, respectively. During the year ended September 30, 1996, there were no new loans made and repayments totaled $2,919.

     The amount of loans serviced by the Bank for the benefit of others was $2,785,992, $3,616,636, and $3,591,242 at September 30, 1996,
       1995, and 1994, respectively.

(5)  Allowance for Losses on Loans

     A summary of the allowance for losses on loans follows:

                                                       September 30,
                                              --------------------------------
                                               1996         1995         1994

        Balance at beginning of year        $248,028      253,306       274,329
        Provision for losses                  36,000       33,000        46,500
        Charge-offs                          (29,599)     (44,707)      (84,451)
        Recoveries                            19,390        6,429        16,928
                                            --------      -------       -------
        Balance at end of year              $273,819      248,028       253,306


     At September 30, 1996, 1995, and 1994, the Company had nonaccrual loans of approximately $151,000, $142,000, and $33,000 and restructured loans of $54,000, $56,000, and $86,000, respectively. The allowance for loan losses related to these impaired loans was approximately $7,500, $7,900, and $6,000, respectively. The average balances of such loans for the years ended September 30, 1996, 1995, and 1994 were $119,750, $106,750, and $115,000, respectively. For the years ended September 30, 1996, 1995, and 1994, interest income which would have been recorded under the original terms of such loans was approximately $10,300, $5,200, and $5,570, respectively, with $3,250, $4,900, and $3,079, respectively, recorded.

     The amount the Company will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrowers' ability to repay the loans. As of September 30, 1996, there were no material commitments to lend additional funds to customers whose loans were classified as nonaccrual or restructured.

                                     32                              (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(6)   Office Properties and Equipment

      At September 30, 1996 and 1995, the cost and accumulated depreciation of office properties and equipment were as follows:

                                                       1996              1995
                                                       ----              ----
             Land                                 $  242,398           242,398
             Buildings and improvements            1,298,072         1,171,017
             Furniture and fixtures                  688,976           607,825
                                                  ----------         ---------
                                                   2,229,446         2,021,240
             Less accumulated depreciation         1,261,995         1,158,401
                                                  ----------         ---------
                                                  $  967,451           862,839
                                                  ==========         =========

7)    Deposits

      A summary of deposits at September 30, 1996 and 1995, is as follows:

                                                    1996                 1995
                                                    ----                 ----
           Balance by account type:
                NOW accounts                    $ 4,950,632           4,457,007
                Passbook                          6,050,137           6,668,031
                Money market                     13,420,926          62,811,414
                                                -----------          ----------
                                                $82,871,963          78,671,452
                                                ===========          ==========

      At September 30, 1996, the scheduled maturities of certificates of deposit were as follows:

                   1997                        $44,935,783
                   1998                          8,586,445
                   1999                          1,739,816
                   2000                          2,569,737
                   2001                             62,031
                   2002 and thereafter             556,456
                                               -----------
                                               $58,450,268
                                               ===========

       The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $9,400,000 and $7,600,000 at September 30, 1996 and 1995, respectively.

       Interest expense on deposits consisted of the following:

                                                     September 30,
                                        ---------------------------------------
                                            1996          1995          1994
                                            ----          ----          ----
    NOW accounts                        $   37,278        43,395        47,286
    Savings accounts                       429,754       296,059       302,432
    Certificates of deposit              3,253,557     3,316,091     2,759,862
                                        ----------     ---------     ---------
                                         3,720,589     3,655,545     3,109,580
    Less penalties on early
     withdrawals                            10,265        16,125        13,497
                                        ----------     ---------     ---------
         Net interest expense           $3,710,324     3,639,420     3,096,083
                                        ==========     =========     =========

       At September 30, 1996 and 1995, accrued interest payable on deposits totaled $838,789 and $792,203, respectively.

       At September 30, 1996 and 1995, the Bank had mortgage-backed and other investment securities with a carrying value of approximately $17,630,000 and $9,765,000, respectively, pledged as collateral for deposits.

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(8)   Borrowed Funds

       At September 30, 1996 and 1995, borrowed funds consisted of the following:

                               Weighted                Weighted
                                average                 average
                             interest rate    1996    interest rate    1996
                             -------------    ----    -------------    ----

FHLB (A)

  Maturity in fiscal year
   ending September 30:
     1996                           - %    $       -       5.87%     $ 4,000,000
     1997                         5.70      10,000,000     5.83        4,000,000
     1998                         5.70       4,000,000     5.91        2,000,000
     1999                         5.17       2,000,000                       -
     2000                         5.76       3,000,000                       -
  Fixed rate repos                  -              -       5.88        2,000,000
  Amount drawn on line of
   credit (B)                   Variable     1,500,000    Variable     6,000,000
                                           -----------               -----------
                                           $20,500,000               $18,000,000
                                           ===========               ===========

       (A) Advances from the FHLB are secured by stock in the FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 150 percent of outstanding advances.

       (B) Line of credit with the FHLB with a limit of $10,000,000 matures on June 20, 1997, at which time the Bank anticipates renewing the agreement. The line has an interest rate which fluctuates daily. During 1996, the interest rate ranged from 5.33 percent to 6.30 percent and at September 30, 1996, was 6.18 percent. The line is collateralized as described in (A) above.

       At September 30, 1996 and 1995, accrued interest payable on advances from the FHLB and other borrowings totaled $5,668 and $15,987, respectively.

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

 (9)   Taxes on Income

       As discussed in note 1, the Company adopted SFAS 109 as of October 1, 1993. The cumulative effect of $37,000 of the change in accounting for taxes on income as of October 1, 1993, was reported in the 1994 consolidated statement of operations. For the year ended September 30, 1994, the effect of the change in the method of accounting on earnings was an increase of $20,000.

       Under the Internal Revenue Code, the Bank is allowed a special bad debt deduction for additions to tax bad debt reserves established for the purpose of absorbing losses. The allowable percentage of income deduction is 8 percent of income subject to tax before the bad debt deduction. As part of the alternative minimum tax computation, a preference tax of 20 percent is generally imposed on the amount by which the bad debt deduction exceeds a bad debt deduction computed under an experience method.

       For the tax years ended September 30, 1996, 1995, and 1994, the percentage bad debt deduction was utilized. The bad debt deductions did not create a preference tax.

       Taxes on income are comprised as follows:



                               Years ended September 30,
                  --------------------------------------------------------
                              1996                      1995
                  ---------------------------   --------------------------
                   Federal    State    Total    Federal    State    Total
                   -------    -----    -----    -------    -----    -----

     Current      $495,000   70,200   565,200   370,000   55,000   425,000
     Deferred     (134,000) (20,000) (154,000)   30,000    7,000    37,000
                  --------  -------  --------   -------   ------   -------
                  $361,000   50,200   411,200   400,000   62,000   462,000
                  ========  =======  ========   =======   ======   =======


                 Years ended September 30,
                ---------------------------
                            1994
                ---------------------------
                 Federal    State    Total
                 -------    -----    -----

   Current       384,200   68,000   452,200
   Deferred       16,000    2,000    18,000
                --------  -------  --------
                 400,200   70,000   470,200
                ========  =======  ========


       Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes on income for the following reasons:

                                                     September 30,
                                          ------------------------------------
                                           1996          1995         1994
                                           ----          ----         ----
  Computed "expected" taxes on income     $420,170      472,107      501,098
  State taxes, net of federal benefit       33,146       40,920       46,200
  Tax-exempt interest                      (34,000)     (37,000)     (38,000)
  Reduction of SFAS 109 valuation
   allowance                               (17,000)     (14,000)     (32,000)
  Other                                      8,905          (27)      (7,098)
                                          --------     --------     --------
                                          $411,221      462,000      470,200
                                          ========     ========     ========



                                      35                             (Continued)

                   MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(9)    Taxes on Income, Continued

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                           September 30,
                                                      ------------------------
                                                         1996          1995
                                                         ----          ----
 Deferred tax assets:
      Loan and real estate loss allowance               $118,000       106,000
      Accrued deposit insurance assessment               198,000            -
      Net operating loss carryover                        10,000        13,000
      Capital loss carryover                                  -         14,000
                                                      ----------    ----------
          Total gross deferred tax assets                326,000       133,000
      Less valuation allowance                            10,000        27,000
                                                      ----------    ----------
          Deferred tax assets net of allowance           316,000       106,000
                                                      ----------    ----------
 Deferred tax liabilities:
      Unrealized gain on securities held for sale          4,030         4,570
      Tax bad debt reserve                               179,000       120,000
      Other                                                1,096         4,030
                                                      ----------    ----------
          Total gross deferred tax liabilities           184,126       128,600
                                                      ----------    ----------
          Net deferred tax asset (liability)            $131,874       (22,600)
                                                      ==========    ==========

       Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

       At September 30, 1996, the nonbank subsidiaries have net operating loss carryforwards of approximately $280,000 for Iowa corporate tax purposes, which expire in various amounts beginning in 1998.

(10)   Employee Benefit Plans

       Defined Contribution Retirement Plan

       The Bank and its subsidiaries maintain two defined contribution retirement plans for their employees. Under one plan, the Bank contributes 9 percent of the participants' earnings. Under the second plan, the participants contribute from 0 to 12 percent and the Bank matches 50 percent of the contribution up to 3 percent. Plan expense for the years ended September 30, 1996, 1995, and 1994, was $79,247, $105,113, and $117,514, respectively.



                                     36                              (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(10)   Employee Benefit Plans, Continued

       Management Recognition and Retention Plan

       In connection with its stock conversion, the Bank established a management recognition and retention plan as a method of providing directors and key officers of the Bank with a proprietary interest in the Bank in a manner designed to encourage such persons to remain with the Bank. The Bank contributed funds to the plan to acquire in the aggregate up to 3 percent of the common stock issued in the offering. During 1996, all rights in the plan became fully vested.

       Stock Options

       Certain officers and directors of the Bank have been granted options to purchase common stock of the Company pursuant to the option plan. At September 30, 1996 and 1995, options on 78,964 and 137,088 shares, as restated, have been granted and are exercisable at a price of $2.08 per share. During 1996, options of 53,228 shares, as restated, were exercised as options of 4,896 shares as restated, were cancelled upon repurchase by the Company. At September 30, 1996, and 1995, 58,752 options as restated, were available to be granted in the future. If not exercised, the options expire in 2002.

(11)   Stockholders' Equity

       In order to grant a priority to eligible account holders in the event of future liquidation, the Bank, at the time of its stock conversion, established a liquidation account in an amount equal to the regulatory capital as of December 31, 1991. In the event of future liquidation of the Bank, eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balances of eligible account holders are reduced subsequent to the conversion, based on an annual determination of such balances.

       Treasury Stock

       During the year ended September 30, 1996 and 1995, the Company repurchased 72,700 and 22,092 shares, respectively, of common stock. The Company used 1,200 shares of the repurchased stock in the distribution of 841,226 shares of common stock in a 100 percent stock split during the year ended September 30, 1996, and used 22,092 shares in the distribution of 419,763 shares, as restated, of common stock in a stock split during the year ended September 30, 1995.

       Regulatory Capital Requirements

       The Financial Institution Reform, Recovery, and Enforcement Act of 1989
           (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5 percent of total assets; a minimum 3 percent core capital ratio; and, after December 31, 1992, a minimum 8 percent risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Bank met the regulatory capital requirements at September 30, 1996 and 1995.



                                      37                             (Continued)

                   MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(11)   Stockholders' Equity, Continued

       Regulatory Capital Requirements, Continued

       The Federal Deposit Insurance Corporation Improvement Act of 1991
           (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5 percent, a tier 1 risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Bank met the regulatory capital requirements at September 30, 1996 and 1995.

       The Bank's capital amounts and ratios as of September 30, 1996, were as follows:

                                                           For capital
                                                            adequacy
                                     Actual                 purposes
                             --------------------    ----------------------
                               Amount      Ratio        Amount      Ratio
                               ------      -----        ------      -----
        Tangible capital     $8,996,000      7.9%    $1,718,000       1.5%
        Core capital          8,996,000      7.9      3,436,000       3.0
        Risk-based capital    9,270,000     20.3      3,469,000       8.0
                             ==========    ======    ==========    ======


                                  To be well capitalized
                                  under prompt corrective
                                     action provisions
                                  ----------------------
                                    Amount       Ratio
                                    ------       -----
        Tangible capital         $5,727,000        5.0%
        Core capital              5,727,000        5.0
        Risk-based capital        4,337,000       10.0
                                  =========      =====


       At September 30, 1996 and 1995, the Bank had federal income tax bad debt reserves of approximately $1,785,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at September 30, 1996 and 1995, were partially restricted because of the effect of these tax bad debt reserves.

       Dividend Restrictions

       Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under the regulations, a savings institution, such as the Bank, that will meet the fully phased-in capital requirements (as defined by the OTS regulations) subsequent to a capital distribution is generally permitted to make such capital distribution without OTS approval so long as they have not been notified of the need for more than normal supervision by the OTS. The Bank has not been so notified and, therefore, may make capital distributions during a calendar year equal to net income plus 50 percent of the amount by which the Bank's capital exceeds the fully phased-in capital requirement as measured at the beginning of the calendar year. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements is permitted by the new regulations to make, without OTS approval, capital distributions of between 25 and 75 percent of its net income for the previous four quarters, less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without prior approval from the OTS.




                                        38                           (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(12)   Fair Value of Financial Instruments

       The estimated fair values of the Bank's financial instruments (as described in note 1) at September 30, 1996 was as follows:

                                             Recorded       Fair
                                              amount        value
                                              ------        -----
      Financial assets:
         Cash and cash equivalents         $ 1,147,204    1,147,204
         Securities available for sale       4,974,408    4,974,408
         Securities held to maturity        44,231,879   44,203,941
         Loans, net                         62,122,871   64,939,013
         FHLB stock                          1,325,000    1,325,000
         Accrued interest receivable           829,594      829,594
      Financial liabilities:
         Deposits                           82,871,963   82,683,363
         FHLB advances                      20,500,000   20,346,769
         Advance payments by borrowers
             for taxes and insurance           199,921      199,921
         Accrued interest payable              844,457      844,457
                                               =======      =======

                                             Notional    Unrealized
                                               value     gain (loss)
                                               -----     -----------
      Off balance sheet instruments:
         Commitments to extend credit       $  168,000          -
         Lines of credit to customers        2,473,000          -
         Unused line of credit by the
          Company                            8,500,000          -
                                             =========      =======

    (13)   Special Deposit Insurance Assessment

       On September 30, 1996, the Deposit Insurance Funds Act of 1996 (the Act) was signed into law. The Act imposed a one-time special assessment of
          65.7 basis points of the deposits held as of March 31, 1995, to capitalize the Savings Association Insurance Fund (SAIF). All of the deposits of the Bank are SAIF insured. The special assessment payable by the Bank of $530,421 is included in accounts payable and accrued expenses at September 30, 1996 and is payable on November 27, 1996. Beginning in 1997 the premium for SAIF insured deposits will be reduced from 23 basis points to 6.4 basis points, thus reducing deposit insurance expense for the Bank.

(14)   Contingencies

       The Company is involved with various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.



                                      39                             (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(15)   Mid-Iowa Financial Corp. (Parent Company Only) Financial Information

       The Parent Company's principal asset is its 100 percent ownership of the Bank and its subsidiary. Following are the condensed financial statements for the Parent Company as of:

                                                        September 30,
                                                 --------------------------
               Condensed Balance Sheets            1996                1995
               ------------------------            ----                ----
Cash                                             $    98,138         268,231
Securities available for sale                        804,919         837,169
Securities held to maturity                          200,000         200,000
Loan receivable                                      155,000         155,000
Accrued interest receivable                           11,605          14,783
Investment in nonbank subsidiary                     348,969         294,032
Investment in Bank                                 9,004,919       8,537,016
Prepaid expenses and other assets                      4,265             928
                                                 -----------      ----------
         Total assets                            $10,627,815      10,307,159
                                                 ===========      ==========
Accrued expenses and other
 liabilities                                     $    26,693         46,176
                                                 -----------      ----------
Common stock                                          17,299           8,395
Additional paid-in capital                         3,142,623       3,049,634
Retained earnings                                  7,882,078       7,197,953
Treasury stock                                      (448,700)            -
Management recognition and
 retention plan                                          -            (3,672)
Unrealized gain on securities
 available for sale                                    7,822           8,673
                                               -------------    ------------
         Total stockholders' equity               10,601,122      10,260,983
                                               -------------    ------------
         Total liabilities and stockholders'
          equity                                 $10,627,815      10,307,159
                                               =============    ============


                                                   Years ended September 30,
                                               -------------------------------
      Condensed Statements of Operations             1996              1995
      ----------------------------------             ----              ----
Interest income                                    $103,040           89,291
Gain on securities available for sale                    -             9,688
Other income                                             -             1,478
Equity in net income of subsidiaries                816,027          905,701
Other expenses                                      (97,993)         (73,508)
                                                -----------    -------------
         Income before taxes on income              821,074          932,650

Income tax (benefit) expense                         (3,500)           6,100
                                                -----------    -------------
         Net income                                $824,574          926,550
                                                ===========    =============



                                      40                             (Continued)

                    MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(15) Mid-Iowa Financial Corp. (Parent Company Only) Financial Information, Continued

                                                     Years ended September 30,
                                                     -------------------------
       Condensed Statements of Cash Flows            1996             1995
       ----------------------------------            ----             ----
Operating activities:
     Net income                                      $824,574         926,550
     Equity in net income of subsidiaries            (816,027)       (905,701)
     Amortization                                        (248)         69,267
     Gain on sale of investment securities                 -           (9,688)
     Change in assets and liabilities:
         Decrease (increase) in accrued interest
          receivable                                    3,178          (6,731)
        (Decrease) increase in current taxes
         on income                                    (27,412)          1,269
         Other, net                                     6,642           4,626
                                                     --------        --------
              Net cash (used in) provided by
               operating activities                    (9,293)         79,592
                                                     --------        --------
Investing activities:
     Securities available for sale:
         Proceeds from sale of securities
          available for sale                               -           88,938
         Purchase of securities available
          for sale                                   (100,000)       (262,250)
         Proceeds from maturities of securities
          available for sale                               -          200,000
         Principal repayments on mortgage-
          backed securities available for sale        126,456            -
     Net change in loans to customers                      -         (155,000)
                                                     --------        --------
              Net cash provided by (used in)
               investing activities                    26,456        (128,312)
                                                     --------        --------
Financing activities:
     Payments to acquire treasury stock              (462,950)       (347,468)
     Stock options exercised                          110,743              -
     Net dividends received                           164,951         368,217
                                                     --------        --------
              Net cash (used in) provided by
               financing activities                  (187,256)         20,749
                                                     --------        --------
              Net decrease in cash                   (170,093)        (27,971)
Cash at beginning of year                             268,231         296,202
                                                     --------        --------
Cash at end of year                                  $ 98,138         268,231
                                                     ========        ========

                            MID-IOWA FINANCIAL CORP.
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 5:00 p.m., Monday, January 20, 1997, at Mid-Iowa Savings Bank located at 123 West 2nd Street North, Newton, Iowa.

STOCK LISTING

The Company's stock is traded over the counter, on The Nasdaq SmallCap Market under the symbol "MIFC".

PRICE RANGE OF COMMON STOCK

The table below shows the range of high and low bid prices. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                       1995                    1996
                               --------------------      -------------------
                               High         Low          High         Low

First Quarter................. $3.88        $3.57       $ 7.75        $5.50
Second Quarter................  4.50         3.50         7.75         6.75
Third Quarter.................  4.75         4.50         7.25         6.00
Fourth Quarter................  5.50         4.75         6.50         6.00

The Company paid 100% stock dividends on February 24, 1995 to stockholders of record on February 6, 1995 and on January 25, 1996 to stockholders of record on January 8, 1996. The Company paid quarterly cash dividends of $.02 per share, as adjusted for the stock dividends, for each quarter in fiscal years 1995 and 1996. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Bank restrictions on dividend payments are described in
Note 13 of the Notes to Consolidated Financial Statements included in this report.

As of November 25, 1996, the Company had approximately 400 stockholders of record and 1,650,880 net outstanding shares of common stock.

STOCKHOLDERS AND GENERAL INQUIRIES  TRANSFER AGENT

         Kevin D. Ulmer, President          First Bankers Trust Company, N.A.
         Mid-Iowa Financial Corp.           Broadway at 12th Street
         123 West Second Street North       P.O. Box 3566
         Newton, Iowa  50208                Quincy, Illinois 62305-3566
         (515) 792-6236                     (217) 228-8000

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-KSB for its fiscal year ended September 30, 1996, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Company's quarterly reports may be obtained without charge by contacting:

         Kevin D. Ulmer, President
         Mid-Iowa Financial Corp.
         123 West Second Street North
         Newton, Iowa  50208
         (515) 792-6236

                            MID-IOWA FINANCIAL CORP.
                              CORPORATE INFORMATION


COMPANY AND BANK ADDRESS

      123 West Second Street North              Telephone (515) 792-6236
      Newton, Iowa  50208                       Fax       (515) 792-6460

DIRECTORS OF THE BOARD

David E. Sandeen
      Chairman of the Board,
      President, Midwest Manufacturing Co., Kellog,
      Iowa and President, JBK/CREST Engineering
      Co., Brookland Park, Minnesota

John W. Carl
      Vice Chairman of the Board
      Majority owner of Central Iowa
      Broadcasting, Newton, Iowa

Gary R. Hill
      Executive Vice President, Secretary and
      Treasurer, Mid-Iowa Financial Corp. and Mid-
      Iowa Savings Bank, F.S.B., Newton, Iowa

Kevin D. Ulmer
      President and Chief Executive Officer, Mid-
      Iowa Financial Corp. and Mid-Iowa Savings
      Bank, F.S.B., Newton, Iowa

Ralph W. McAdoo
      Retired President, Secretary and Director of
      Mid-Iowa Savings Bank, F.S.B., Newton, Iowa

John Switzer
      Retired Advertising Executive, Vernon
      Company, Newton, Iowa

DIRECTOR EMERITUS

John P. McConeghey
      Retired Marketing Executive for Newton
      Manufacturing Co., Newton, Iowa

MID-IOWA FINANCIAL CORP. OFFICERS

Kevin D. Ulmer
      President and Chief Executive Officer

Gary R. Hill
      Executive Vice President, Secretary
       and Treasurer

INDEPENDENT AUDITORS

KPMG Peat Marwick LLP
2500 Ruan Center
Des Moines, Iowa  50309

CORPORATE COUNSEL

Brierly Law Office
211 First Avenue West
Newton, Iowa  50208

SPECIAL COUNSEL

Housley Kantarian & Bronstein, P.C.
1220 19th Street, N.W.
Suite 700
Washington, D.C.  20036