Form 10KSB40, Exhibit 13
period 1997-09-30
MID IOWA FINANCIAL CORP/IA
filed 1997-12-24
CIK 889134

----------------------------------------------------------------
TABLE OF CONTENTS
----------------------------------------------------------------




     President's Message                                     1
     Selected Consolidated Financial Information             2
     Management's Discussion and Analysis of Financial
       Condition and Results of Operations                   3
     Consolidated Financial Statements                      15
     Stockholder Information                                42
     Corporate Information                                  43

                 [MID-IOWA FINANCIAL LETTERHEAD]



December 18, 1997



Dear Stockholder:

     I am pleased to report to you that our fiscal year ended September 30, 1997, our fifth year as a publicly held company, was a year of record profitability. Net income for the fiscal year was $1.5 million, representing the highest net income in our history. We are also pleased with our growth during the fiscal year as total assets increased to $128 million at September 30, 1997 representing 10.5% growth for the Company.

     We continued our record of paying a cash dividend each consecutive quarter since the second quarter of 1993. Our strong performance allows us to continue to grow as we develop new products and services for our customers. As planned, we opened a new branch at 39th and Westown Parkway in West Des Moines during the fiscal year.

     Ralph McAdoo will retire from our Board of Directors at the conclusion of the Annual Meeting in January. Ralph began his employment with Mid-Iowa in 1967 and served for many years as President of the Company. Following his retirement in 1990, Ralph continued to serve on our Board. I join our Directors, employees, stockholders and customers in thanking Ralph for 30 years of outstanding service and dedication to Mid-Iowa. No individual is more associated with the great traditions of Mid-Iowa than is Ralph McAdoo.

     Your Board and Management are committed to continuing to build value in Mid-Iowa. Our Management and employees will remain focused on the needs of our customers and the communities we serve.

     On behalf of our Board of Directors thank you for your continued support and your investment in Mid-Iowa.

Sincerely,

/s/ Kevin D. Ulmer

Kevin D. Ulmer
President and Chief
 Executive Officer

           SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                           June 30,
                                    -----------------------------------------------------
                                       1997       1996       1995       1994       1993
                                    -----------------------------------------------------
                                                        (In Thousands)
Selected Financial Condition Data:

Total assets . . . . . . . . . . .  $128,017   $115,804   $108,221   $100,562   $ 92,221
Loans receivable, net. . . . . . .    66,418     62,123     57,847     54,269     48,342
Securities available for sale. . .     4,983      4,974        837        851        969
Mortgage-backed and related
 securities held for investment. .    26,180     23,974     28,139     29,497     29,990
Investment securities. . . . . . .    21,587     20,258     16,787     11,310      6,885
Deposits . . . . . . . . . . . . .    89,378     82,872     78,671     78,883     78,899
Total borrowings . . . . . . . . .    25,000     20,500     18,000     10,750      3,000
Stockholder's equity -
 partially restricted  . . . . . .    12,061     10,601     10,261      9,770      9,167

                                                   Year Ended September 30,
                                    -----------------------------------------------------
                                       1997       1996       1995       1994       1993
                                    -----------------------------------------------------
                                                        (In Thousands)
Selected Operations Data:

Total interest income. . . . . . .  $  8,963   $  8,228   $  7,330   $  6,211   $  6,538
Total interest expense . . . . . .     5,345      4,939      4,492      3,347      3,632
                                    --------   --------   --------   --------   --------
 Net interest income . . . . . . .     3,618      3,288      2,838      2,864      2,906
Provision for losses on loans. . .        81         36         33         46         60
                                    --------   --------   --------   --------   --------
 Net interest income after
   provision for losses on loans .     3,537      3,252      2,805      2,818      2,846
Fees and service charges . . . . .       365        325        314        428        377
Gain on loans, mortgage-backed
  and investment securities. . . .        24         33         14         25         --
Other noninterest income . . . . .     1,073        741        650        449        755
Total noninterest expense. . . . .     2,653      3,115      2,394      2,247      2,388
                                    --------   --------   --------   --------   --------
Income before taxes on income
  and cumulative effect of
  accounting changes . . . . . . .     2,341      1,236      1,389      1,473      1,590
Taxes on income. . . . . . . . . .       797        411        462        470        587
Cumulative effect of accounting
  changes  . . . . . . . . . . . .        --         --         --         64         --
                                    --------   --------   --------   --------   --------
Net income . . . . . . . . . . . .  $  1,550   $    825   $    927   $  1,067   $  1,003
                                    ========   ========   ========   ========   ========

Earnings per common share(1) . . .  $    .90   $    .47   $    .52   $    .58   $    .52
Cash dividends per common share(1)  $    .08   $    .08   $    .08   $    .07   $    .05


                                                   Year Ended September 30,
                                    -----------------------------------------------------
                                       1997       1996       1995       1994       1993
                                    -----------------------------------------------------
                                                        (In Thousands)
Other Data:
Average interest rate spread . . . .    2.63%      2.54%      2.32%      2.72       2.87%
Net interest margin(2) . . . . . . .    3.04       2.97       2.74       3.07       3.27
Ratio of operating expense to
 average total assets(3) . . . . . .    1.57       2.16       1.79       1.97       1.92

Average interest-earning assets
 to average interest-bearing
 liabilities . . . . . . . . . . . .  108.95     109.55     109.61     109.81     109.78

Non-performing assets to total
 assets at end of period . . . . . .     .01        .13        .13        .03        .20

Stockholder's equity to total assets
 at end of period  . . . . . . . . .    9.42       9.15       9.48       9.72       9.94
Return on assets (net income to
 average total assets) . . . . . . .    1.27        .73        .88       1.14       1.10
Return on stockholder's equity
 (net income to average
 stockholder's equity) . . . . . . .   13.70       7.79       9.25      11.38      11.35
Stockholder's equity-to-assets
 ratio (average stockholder's
 equity to average total assets) . .    9.27       9.36       9.61       9.98       9.67
Number of full-service offices . . .       7          6          6          6          6

---------------
(1) As adjusted for Mid-Iowa Financial Corp.'s 100% stock dividends paid on February 24, 1995 and January 25, 1996.
(2) Net interest income divided by average interest-earning assets.
(3) Excludes the expenses of the subsidiaries of Mid-Iowa Savings Bank, F.S.B. Such ratios, including such expenses would be 2.18%, 2.76%, 2.30%, 2.39% and 2.61% for the years ended September 30, 1997, 1996, 1995, 1994, and 1993,
     respectively.

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

     The Company's net income is primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed and related securities and investments, and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Company, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

     The Company's net income is also affected by, among other things, gains and losses on sales of loans and foreclosed assets, provisions for possible loan losses, service charges and other fees, commissions received from subsidiary operations, operating expenses and income taxes. Mid-Iowa Security Corporation, a wholly-owned subsidiary of the Company, generates revenues primarily by providing real estate brokerage services. Center of Iowa Investments, Limited, a wholly-owned subsidiary of the Bank, generates revenues by providing credit reporting, collection services and by sale of insurance, annuities, mutual fund and other investment products to its customers as well as providing discount securities brokerage services. The Company also opened a new branch at 39th and Westown Parkway in West Des Moines, Iowa during the fiscal year ended September 30, 1997.

FINANCIAL CONDITION

     Total assets increased by $12.2 million to $128.0 million for the year ended September 30, 1997 compared to $115.8 million for the year ended September 30, 1996. Total loans receivable increased to $66.4 million at September 30, 1997 from $62.1 million at September 30, 1996. In response to customer demand, the Company originated $21.0 million of loans during fiscal year 1997, including $16.0 million in fixed-rate mortgage loans and $5.0 million in adjustable-rate mortgage ("ARM") loans. The Company's customers refinancing existing mortgage loans accounted for approximately $3.6 million of these originations. Total mortgage-backed and related securities increased to $30.5 million (including mortgage-backed securities available for sale) at September 30, 1997, from $28.3 million at September 30, 1996. Investment securities increased $1.3 million to $22.2 million at September 30, 1997 from $20.9 million at September 30, 1996. The increases in loans receivable and investment securities were funded primarily by proceeds received from an increase in deposits of $6.5 million from $82.9 million at September 30, 1996 to $89.4 million at September 30, 1997 and by an increase in Federal Home Loan Bank (FHLB) borrowings of $4.5 million from $20.5 million at September 30, 1996 to $25.0 million at September 30, 1997.

     Stockholders' equity increased $1.4 million to $12.0 million at September 30, 1997 from $10.6 million at September
30, 1996.

RESULTS OF OPERATIONS

     The Company's results of operations depend primarily on the level of its net interest income and noninterest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and interest rates earned or paid on them.

     During the year ended September 30, 1997, the Company's operating strategy to improve its profitability and capital position continued to emphasize (i) maintenance of the Company's asset quality, (ii) asset-liability management, (iii) management of operating expenses to improve operating income, and (iv) expanding loan originations.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 1997 AND
SEPTEMBER 30, 1996

     General. The Company's net income increased by $725,000 to $1.5 million in fiscal year 1997 from net income of $825,000 in fiscal 1996. The primary reasons for this increase were the decrease in non-interest expense of $455,000, an increase of $330,000 in net interest income and an increase of $360,000 in non-interest income. The decrease in non-interest expense was due primarily to a one time FDIC assessment of $530,000 in the year ended September 30, 1996 and a decrease in the FDIC insurance rate from .23% of deposits to .06% of deposits effective January 1, 1997.

     Interest Income. Interest income increased $800,000 to $9.0 million for fiscal 1997 from $8.2 million for fiscal 1996 primarily as a result of an increase in interest-earning assets of $10.1 million at September 30, 1997. The increase was partially offset by a decrease in the average yield on interest earning assets from 7.62% at September 30, 1996 to 7.52% at September 30, 1997.


     Interest Expense.  Interest expense increased $400,000 to
$5.3 million in fiscal 1997 from $4.9 million in fiscal 1996 due primarily to an increase in the average balances of the Company's deposits and FHLB borrowings and an increase in interest rates paid on deposits to 4.89% at September 30, 1997 from 4.48% at September 30, 1996.

     Net Interest Income. Net interest income increased $300,000 to $3.6 million at September 30, 1997 from $3.3 million at September 30, 1996. The Company's average spread (the mathematical difference between the yield on interest-earning assets and the cost of interest-bearing liabilities) decreased to 2.63% for the year ended September 30, 1997 from 2.64% for the year ended September 30, 1996. The Company's net interest margin (net interest income divided by average interest-earning assets) increased to 3.04% at September 30, 1997 from 3.01% at September 30, 1996.

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

     Management, as a result of this review process, recorded provisions for losses on loans in the amount of $81,000 for the year ended September 30, 1997 as compared to $36,000 for the year ended September 30, 1996. The Company's allowance for losses on loans at September 30, 1997 was $302,000 as compared to $274,000 at September 30, 1996. Total nonperforming assets at September 30, 1997 decreased to $17,000, or .1% of total assets, from $151,000, or .13% of total assets, at September 30, 1996.

     The Company will continue to monitor and adjust its allowance on loans as management's analysis of its loan portfolio and economic conditions dictate. However, although the Company maintains its allowance for losses on loans at a level which it considers to be adequate to provide for potential losses, in view of the continued uncertainties in the economy generally and the regulatory uncertainty pertaining to reserve levels for the thrift industry generally, there can be no assurance that such losses will not exceed the estimated amounts or that the Company will not be required to make additional substantial additions to its allowance for losses on loans in the future.

     Noninterest Income. Noninterest income, consisting primarily of income generated from the Bank's subsidiaries, increased $400,000 to $1.5 million for the year ended September 30, 1997 from $1.1 million for the year ended September 30, 1996. The increase was due primarily to restitution in the amount of $221,000 paid to the Company from certain outside investors found by the Office of Thrift Supervision to have violated the OTS Change in Control Laws and Regulations and from increased commissions income of the real estate brokerage operation conducted through a subsidiary of the Company. Other noninterest income generated by the subsidiaries totaled $820,000 and $692,000 for the years ended September 30, 1997 and 1996, respectively.

     Noninterest Expenses. Noninterest expenses decreased $400,000 to $2.7 million for the year ended September 30, 1997 as compared to $3.1 million for the year ended September 30, 1996. The decrease was primarily due to a one time assessment of $530,000 by the FDIC in the year ended September 30, 1996 and a $130,000 increase in other noninterest expense in the year ended September 30, 1997. The assessment was levied by the FDIC on all institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF") in order to recapitalize the SAIF. The

assessment, set by the FDIC at .65% of SAIF-insured deposits as of March 31, 1995, was paid on November 27, 1996. As a result of the SAIF recapitalization legislation, the Company's deposit insurance premiums declined from the current .23% of insured deposits to .06% of insured deposits commencing on January 1, 1997. Noninterest expense attributable to the Bank's subsidiaries totaled $702,000 and $625,000 in fiscal 1997 and 1996, respectively.

     Income Taxes. Income taxes for fiscal 1997 increased to $791,000 due to a $1.1 million increase in taxable income.

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

     Noninterest Income. Noninterest income, consisting primarily of income generated from the Bank's subsidiaries, increased $120,000 to $1.1 million for the year ended September 30, 1996 from $980,000 for the year ended September 30, 1995. The increase was due primarily to an increase of $91,000 in other noninterest income, consisting primarily of commissions from the real estate subsidiary and a gain in the sale of real estate in the real estate subdivision of $33,000. Other noninterest income generated by the subsidiaries totaled $692,000 and $611,000 for the years ended September 30, 1996 and 1995, respectively.

     Noninterest Expenses. Noninterest expenses increased $720,000 to $3.1 million for the year ended September 30, 1996 as compared to $2.4 million for the year ended September 30, 1995. The increase was primarily due to a one time assessment of $530,000 by FDIC and a $120,000 increase in other noninterest expense. The assessment was levied by the FDIC on all institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF") in order to recapitalize the SAIF. The assessment, set by the FDIC at .65% of SAIF-insured deposits as of March 31, 1995, was

paid on November 27, 1996. Noninterest expense attributable to the Bank's subsidiaries totaled $625,000 and $512,000 in fiscal
1996 and 1995, respectively.

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

     Since the mid 1980's, the Company's asset-liability management strategy has been directed toward reducing the Company's exposure to fluctuations in interest rates. In order to properly monitor interest rate risk, the Board of Directors in 1989 created an Asset/Liability Committee composed principally of its President and savings and finance department officers, which meets quarterly to review the Company's interest rate risk position. The principal responsibilities of this Committee are to assess the Company's asset/liability mix and recommend strategies to the Board that will enhance income while managing the Company's vulnerability to changes in interest rates.

     At September 30, 1997, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $9.8 million, representing a negative cumulative one-year gap ratio of 7.65% as compared to a negative cumulative gap ratio of 1.10% and 8.09% at September 30, 1996 and 1995, respectively.

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

     In the future, the Company intends, subject to market conditions, to continue to stress the origination of intermediate- term and ARM loans and commercial business and consumer loans.

     As part of its asset-liability management strategy, the Company has also emphasized low-rate, long-term core deposits. Consumer passbook savings accounts, money market deposit accounts and NOW accounts amounted to $29.4 million, or 32.3% of the Company's total deposits, as of September 30, 1997. Based on its experience, the Company's certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since the Company has established long-term banking relationships with its customers. The Company also maintains a substantial portfolio of short-term liquid assets. As of September 30, 1997, the Company had $5.3 million of investment securities and interest-bearing deposits with other financial institutions that mature within one year.


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

     The following table sets forth the repricing dates of the Company's interest-earning assets and interest-bearing liabilities at September 30, 1997. The Company's interest rate sensitivity "gap" is defined as the amount by which assets repricing within the respective periods exceed liabilities repricing within such periods. One- to four-family fixed-rate mortgage loans are assumed to prepay at an annual rate of 6% for the first five years and from 7% to 30% per year during the subsequent periods, depending on the stated interest rate. Adjustable-rate mortgage loans are assumed to prepay at a rate of 12% per year. Second mortgage loans and all other loans are assumed to prepay at annual rates of 12%. Passbook accounts are assumed to be withdrawn at annual rates of 17%, 17%, 17% and 17%, respectively, during the period shown. Money market deposit accounts are assumed to decay at annual rates of 79% in the first period shown and 31% per period during the subsequent periods. Finally, transaction accounts are assumed to decay at annual rates of 37%, 32%, 17% and 17% respectively, in each of the periods shown.

                                                   Maturing or Repricing
                                   ------------------------------------------------------
                                                     Over 1-3  Over 3-5  Over 5
                                   Within One Year    Years     Years    Years    Total
                                   ----------------  --------  -------- -------- --------
                                    Amount    Rate    Amount    Amount   Amount   Amount
                                   --------  ------  --------  -------- -------- --------
                                                  (Dollars in Thousands)
Fixed rate one- to four-family
 (including mortgage-backed
 and related securities),
 commercial real estate and
 construction loans  . . . . . . . $ 3,040   8.11%  $  5,106  $  6,122  $ 8,794  $ 23,062
Adjustable rate one- to four-
 family (including mortgage-
 backed and related securities),
 mortgage-backed securities held
 for sale, commercial real estate
 and construction loans. . . . . .  55,989   7.39      4,019        --        --   60,008
Other securities . . . . . . . . .   6,155   6.20      3,235     4,304    11,602   25,296
Commercial loans . . . . . . . . .   1,612   9.40      1,989     2,020     1,143    6,764
Consumer loans . . . . . . . . . .   4,412   9.08      3,683        --        --    8,095
                                   -------   ----   --------   -------   ------- --------
   Total interest-earning assets .  71,208   7.47     18,032    12,446    21,539  123,225
                                   -------   ----   --------   -------   ------- --------

Transaction accounts . . . . . . .   2,213   0.65      5,431     1,186       550    9,380
Savings deposits . . . . . . . . .  14,315   3.51      2,226     1,378     2,600   20,519
Certificates of Deposit. . . . . .  48,479   5.48      9,433     2,056        47   60,015
Borrowings . . . . . . . . . . . .  16,000   5.70      5,000     4,000        --   25,000
                                   -------   ----   --------   -------   ------- --------
  Total interest-bearing
    liabilities  . . . . . . . . .  81,007   5.04     22,090     8,620     3,197  114,914
                                   -------   ----   --------   -------   ------- --------

Interest-earning assets less
 interest-bearing liabilities. . . $(9,799)  2.43%  $ (4,058)  $ 3,826   $18,342 $  8,311
                                   =======   ====   ========   =======   ======= ========

Difference as a percent of
 interest-earning assets . . . . .  (7.95)%            (3.29)     3.10%    14.88%    6.74%
                                   =======          ========   =======   ======= ========
Cumulative interest rate
 sensitivity gap . . . . . . . . . $(9,799)         $(13,857)  $(10,031) $ 8,311 $  8,311
                                   =======          ========   =======   ======= ========
Cumulative interest rate
 sensitivity gap as a percent
 of total assets . . . . . . . . .  (7.65)%          (10.82)%    (7.84)%   6.49%    6.49%
                                   =======          ========   =======   ======= ========


     The following table sets forth the interest rate sensitivity of the Company's assets and liabilities, at the periods presented on the basis of the factors and assumptions set forth above.

                                                           September 30,
                                                ----------------------------------
                                                   1997        1996        1995
                                                ----------  ----------  ----------
Fixed rate residential (including mortgage-
 backed and related securities), commercial
 real estate and construction loans. . . . . .  $   3,040   $   3,103   $   2,910
Adjustable rate residential (including
 mortgage-backed and related securities and
 mortgage-backed securities held for sale),
 commercial real estate and construction
 loans . . . . . . . . . . . . . . . . . . .       55,989      56,836      50,908
Commercial business loans. . . . . . . . . .        1,612         570         879
Consumer loans . . . . . . . . . . . . . . .        4,412       3,331       2,976
Investment securities and other. . . . . . .        6,155       4,930       5,135
                                                ---------   ---------   ---------
   Total interest rate sensitive assets
    repricing within one year. . . . . . . .       71,208      68,770      62,809
                                                ---------   ---------   ---------
NOW accounts . . . . . . . . . . . . . . . .        2,213       2,970       1,649
Savings deposits . . . . . . . . . . . . . .       14,315      10,522       5,077
Certificates of deposit. . . . . . . . . . .       48,479      45,049      52,833
                                                ---------   ---------   ---------
   Total deposits  . . . . . . . . . . . . .                   58,541      59,559
Borrowings . . . . . . . . . . . . . . . . .       16,000      11,500      12,000
                                                ---------   ---------   ---------
   Total interest rate sensitive
    liabilities repricing within one year. .       81,007      70,041      71,559
                                                ---------   ---------   ---------

Gap. . . . . . . . . . . . . . . . . . . . .    $  (9,799)  $  (1,271)  $  (8,750)
                                                =========   =========   =========
Interest rate sensitive assets repricing
 within one year/interest rate sensitive
 liabilities repricing within one year . . .       87.90%      98.19%      87.77%
Gap as a percent of total interest-earning
 assets  . . . . . . . . . . . . . . . . . .       (8.61)%     (1.12)%     (8.28)%
Gap as a percent of total assets . . . . . .       (7.65)%     (1.10)%     (8.09)%

     Net Portfolio Value. The Office of Thrift Supervision (the "OTS") provides a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

     OTS regulations use net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (i) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever

results in the greater pro forma decrease in NPV) and (ii) its "normal" level of exposure which is 2% of the present value of its assets. Because of the Bank's asset size and level of risk-based capital, the Bank is exempt from this requirement.
As of September 30, 1997, a change in interest rates of positive 200 basis points would have resulted in a 20% decrease in NPV (as a percentage of the net present value of the Bank's assets), while a change in interest rates of negative 200 basis points would have resulted in an 11% increase in NPV (as a percentage of the net present value of the Bank's assets).

     Presented below, as of September 30, 1997, is an analysis of the Bank's interest rate risk as calculated by the OTS, measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates.

     Change in               At September 30, 1997
   Interest Rate            -----------------------
   (Basis Points)           $ Change       % Change
   --------------           --------       --------
                    (Dollars in Thousands)
        +400                $(5,837)         (47)%
        +300                 (4,063)         (33)
        +200                 (2,435)         (20)
        +100                 (1,035)          (8)
           0
        -100                    653            5
        -200                  1,375           11
        -300                  2,316           19
        -400                  3,554           29

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


     The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances.

                                                 Year Ended September 30,
                                              ------------------------------
                                                              1997
                                              ------------------------------
                               Yield/Rate at    Average    Interest
                               September 30,  Outstanding   Earned/   Yield/
                                    1997        Balance      Paid      Rate
                               -------------  ----------   --------   ------
Interest-earning assets:
 Loans receivable. . . . . . .      8.35%      $ 64,474    $  5,310    8.24%
 Mortgage-backed and related
  securities (including
  securities available
  for sale). . . . . . . . . .      6.89         29,628       1,967    6.64
 Investment securities . . . .      6.60         23,616       1,572    6.66
 Other interest-earning
  assets . . . . . . . . . . .      5.25          1,455         115    7.90
                                               --------    --------   -----
 Total interest-earning
  assets . . . . . . . . . . .      7.55%      $119,173    $  8,964    7.52%
                                               --------    --------   -----
Interest-bearing liabilities:
 NOW accounts. . . . . . . . .      0.66%      $  5,627    $     39    0.69%
 Savings deposits. . . . . . .      3.00         19,410         581    2.99
 Certificates of deposit . . .      5.50         59,048       3,168    5.37
                                   -----       --------    --------   -----
  Total deposits . . . . . . .      4.66         84,085       3,788    4.50
Borrowings . . . . . . . . . .      5.70         25,300       1,558    6.16
                                   -----       --------    --------   -----
Total interest-bearing
 liabilities . . . . . . . . .      4.89        109,385       5,346    4.89
                                   -----       --------    --------   -----
Net interest income;
 interest rate spread. . . . .      2.66%                  $  3,618    2.63%
                                   =====                   ========   =====
Net earning assets/net yield
 on average interest-earning
 assets. . . . . . . . . . . .                 $  9,788                3.04%
                                               ========               =====
Average interest-earning
 assets to average interest-
 bearing liabilities . . . . .                                       108.95%
                                                                     ======
                                                 Year Ended September 30,
                             ------------------------------------------------------------
                                           1996                          1995
                             ------------------------------------------------------------
                               Average   Interest            Average   Interest
                             Outstanding  Earned/   Yield/ Outstanding  Earned/   Yield/
                               Balance     Paid      Rate    Balance     Paid      Rate
                              ---------  --------  --------  --------  --------  --------
Interest-earning assets:
 Loans receivable. . . . . . . $ 60,104  $  4,880    8.12%   $ 56,092  $  4,165    7.43%
 Mortgage-backed and related
  securities (including
  securities available
  for sale). . . . . . . . . .   28,238     1,896    6.71      30,110     2,008    6.67
 Investment securities . . . .   18,747     1,195    6.37      15,266       951    6.23
 Other interest-earning
  assets . . . . . . . . . . .    2,194       256   11.67       2,225       206    9.26
                               --------  --------   -----    --------  --------   -----
 Total interest-earning
  assets . . . . . . . . . . . $109,283  $  8,227    7.53    $103,693  $  7,330    7.07
                               --------  --------   -----    --------  --------   -----
Interest-bearing liabilities:
 NOW accounts. . . . . . . . . $  4,694  $     37    0.79%   $  4,867  $     43     .88%
 Savings deposits. . . . . . .   15,112       430    2.85      12,194       296    2.43
 Certificates of deposit . . .   60,402     3,243    5.37      62,770     3,300    5.26
                               --------  --------   -----    --------  --------   -----
  Total deposits . . . . . . .   80,208     3,710    4.63      79,831     3,639    4.56
Borrowings . . . . . . . . . .   20,917     1,229    5.88      14,771       853    5.78
                               --------  --------   -----    --------  --------   -----
Total interest-bearing
 liabilities . . . . . . . . .  101,125     4,939    4.88      94,602     4,492    4.75
                               --------  --------   -----    --------  --------   -----
Net interest income;
 interest rate spread. . . . .           $  3,288    2.64%             $  2,838    2.32%
                                         ========   =====              ========   =====
Net earning assets/net
 yield on average interest
 earning assets. . . . . . . . $  8,158              3.01%   $  9,091              2.74%
                               ========             =====    ========             =====

Average interest-earning
 assets to average interest-
 bearing liabilities . . . . .                     108.07%                       109.61%
                                                   ======                        ======


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

                                               Year Ended September 30,
                            ------------------------------------------------------------
                               1997      vs       1996        1996      vs       1995
                            -----------------------------  -----------------------------
                            Increase(Decrease)             Increase(Decrease)
                                  Due to         Total           Due to         Total
                            -----------------   Increase   -----------------   Increase
                              Rate    Volume   (Decrease)    Rate    Volume   (Decrease)
                             ------  --------  ----------   ------  --------  ----------
                                              (Dollars in Thousands)
Interest-earning assets:
 Loans . . . . . . . . . .   $  191   $   75     $  265     $  316   $  398     $  714
 Mortgage-backed and related
  securities (including
  mortgage-backed securities
  available for sale). . .       86      (20)        66       (155)      43       (112)
 Investment securities . .      176       60        236        223       21        244
 Other interest earning
  assets . . . . . . . . .      (68)     (77)      (145)        39       11         50
                             ------   ------     ------     ------   ------     ------
   Total interest-earning
    assets . . . . . . . .   $  385   $   38     $  423     $  423   $  473     $  896
                             ======   ======     ======     ======   ======     ======

Interest-bearing liabilities:
 NOW accounts. . . . . . .   $    5   $   (5)    $   --    $  (32)   $   26     $   (6)
 Savings deposits. . . . .      (11)      28         17       107        27        134
 Certificates of deposit .       32       --         32       (82)       25        (57)
 Borrowings. . . . . . . .      282       57        340       334        42        376
                             ------   ------     ------    ------    ------     ------
   Total interest-bearing
    liabilities. . . . . .   $  308   $   80     $  388    $  327    $  120     $  447
                             ======   ======     ======    ======    ======     ======
Net change in interest
 income  . . . . . . . . .                       $   35                         $  449
                                                 ======                         ======

LIQUIDITY AND CAPITAL RESOURCES

     The Company's sources of funds are deposits, sales of mortgage loans, amortization and repayment of loan principal and mortgage-backed and related securities and, to a lesser extent, maturation of investments and funds from other operations.
While maturing investments are predictable, deposit flows and loan repayments are influenced by interest rates, general economic conditions, and competition making it less predictable. The Company attempts to price its deposits to achieve its asset/liability objectives discussed above, giving consideration to local market conditions. The Company also has the ability to supplement deposits with longer term and/or less expensive alternate sources of funds including FHLB advances. In this regard, the Company had outstanding advances from the FHLB of Des Moines in the amount of $25.0 million at September 30, 1997 compared to $20.5 million at September 30, 1996, and had the capacity to borrow up to an additional $25.0 million.


     Federal regulations historically have required the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based on economic conditions and savings flows, and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. government and certain corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio at levels in excess of those required. At September 30, 1997, the amount of the Bank's liquidity was $5.9 million, resulting in a liquidity ratio of 6.5%. At September 30, 1996, the Bank's liquidity totaled $6.5 million, resulting in a liquidity ratio of 6.9%.

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

     At September 30, 1997, the Company had $1.6 million of loan commitments and an additional $2.6 million available to customers under existing lines of credit.

     Certificates of deposit scheduled to mature in one year or less at September 30, 1997, totaled $48.4 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company, however, there can be no assurance that the Company can retain all such deposits.

     Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Company's foreseeable short- and long-term liquidity needs.

     The Company's liquidity, represented by cash, is a combination of its operating, investing, and financing activities. These activities are summarized below for the years indicated.

                                                            September 30,
                                                   ------------------------------
                                                     1997       1996       1995
                                                   --------   --------   --------
                                                  (Dollars in thousands)
Operating Activities:
Net Income . . . . . . . . . . . . . . . . . . . . $  1,550   $    825   $    927
Adjustment to reconcile net income to net cash
  provided by (used in) operating activities . . .     (166)       845       (362)
                                                   --------   --------   --------
Net cash provided by (used in) operating
  activities . . . . . . . . . . . . . . . . . . .    1,384      1,670        565
Net cash provided by (used in) investment
  activities . . . . . . . . . . . . . . . . . . .   (9,841)    (8,192)    (7,838)
Net cash provided by (used in) financing
  activities . . . . . . . . . . . . . . . . . . .   10,873      6,253      6,574
                                                   --------   --------   --------
Net increase (decrease) in cash and cash
  equivalents  . . . . . . . . . . . . . . . . . .    2,416       (269)      (699)
Cash at beginning of year. . . . . . . . . . . . .    1,147      1,416      2,115
                                                   --------   --------   --------
Cash at end of year. . . . . . . . . . . . . . . . $  3,563   $  1,147   $  1,416
                                                   ========   ========   ========


     The primary investing activities of the Company include investing in loans, investment securities and mortgage-backed and related securities. The purchases are funded primarily from loan repayments, maturities of securities and deposits and increases in customer deposit liabilities. During the year ended September 30, 1997, purchases of investment securities totaled $15.0 million, while loans receivable increased $4.3 million. Customer deposits increased $6.5 million in fiscal 1997. During the year ended September 30, 1996, purchases of investment securities totaled $14.1 million, while loans receivable increased $4.3 million. Customer deposits increased $4.2 million in fiscal 1996. In the event that investment and mortgage-backed and related securities purchases increase in the future, the Company's net interest spread and income may be adversely affected as these assets typically yield less than loans receivable.

     At September 30, 1997, the Bank had tangible and core capital of $9.8 million, or 7.8% of adjusted total assets, respectively, which was approximately $7.9 million and $6.0 million above the minimum requirements of 1.5% and 3.0%, respectively, of adjusted total assets in effect on that date. On September 30, 1997, the Bank had risk-based capital of $10.1 million (including $9.8 million in core capital), or 19.4% of risk-weighted assets of $52.2 million. This amount was $5.9 million above the 8% requirement in effect on that date. The Bank is presently in compliance with the fully phased-in capital requirements.

     The Company paid a quarterly cash dividend of $.02 per share in each of the quarters of fiscal year 1996. For a tabular presentation of the dividends declared on the Company's common stock for the past two fiscal years, see "Price Range of and Dividends on Common Stock" below. To the extent future dividends are considered by the Board of Directors, the availability of funds to pay such dividends are subject to regulatory and other restrictions and considerations. In addition, the Company acquired 7,500 shares of its common stock in open market purchases during fiscal 1997 pursuant to its stock repurchase program. The Company also issued 27,208 shares of stock to facilitate the exercise of stock options for employees.

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

IMPACT OF NEW ACCOUNTING STANDARDS

     SFAS 128, "Earnings Per Share," will be effective for the Company for the periods ending after December 15, 1997. SFAS 128 simplifies the standards of computing earnings per share and changes the presentation of earnings per share in the financial statements. The Company expects to adopt SFAS 128 when required, and management believes the adoption will not have a material effect on disclosures of earnings per share.


INDEPENDENT AUDITORS' REPORT


The Board of Directors
Mid-Iowa Financial Corp.
Newton, Iowa:

We have audited the accompanying consolidated balance sheets of Mid-Iowa Financial Corp. and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-Iowa Financial Corp., and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Des Moines, Iowa
November 14, 1997


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS

                                                       September 30,
                                               -----------------------------
                                                   1997             1996
                                                 --------         --------
          ASSETS
          ------
Cash and cash equivalents (Note 1)             $  3,563,299     $  1,147,204
Securities available for sale (Note 2)            4,982,662        4,974,408
Securities held to maturity (fair value of
  $48,231,573 in 1997 and $44,203,941 in
  1996) (Note 3)                                 47,767,121       44,231,879
Loan receivable, net (Notes 4 and 5)             66,417,985       62,122,871
Accrued interest receivable                         867,663          829,594
Federal Home Loan Bank stock, at cost             1,650,000        1,325,000
Real estate                                         33,865           37,306
Office properties and equipment,
  net (Note 6)                                    2,587,127          967,451
Intangibles, net                                     12,978           15,085
Prepaid expenses and other assets                   134,051          153,247
                                               ------------     ------------
     Total assets                              $128,016,751     $115,804,045
                                               ============     ============
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------

Liabilities:
   Deposits (Note 7)                           $ 89,377,718     $ 82,871,963
   Borrowed funds (Note 8)                       25,000,000       20,500,000
   Advance payments by borrowers for taxes
     and insurance                                  179,982          199,921
   Accrued interest payable                         945,890          844,457
   Accounts payable and accrued expenses
     (Note 13)                                      452,033          786,582
                                               ------------     ------------
     Total liabilities                          115,955,623      105,202,923
                                               ------------     ------------

Stockholders' equity (Note 11):
   Common stock, $1 par value; authorized
     2,000,000 shares; 1,729,880 shares
     issued and outstanding                          17,299           17,299
   Additional paid-in capital                     3,040,211        3,142,623
   Retained earnings, partially restricted        9,298,166        7,882,078
   Treasury stock, at cost (51,792 and 71,500
     shares in 1997 and 1996, respectively)        (325,600)        (448,700)
   Unrealized gain on securities available
     for sale, net                                   31,052            7,822
                                               ------------     ------------
     Total stockholders' equity                  12,061,128       10,601,122
                                               ------------     ------------
     Total liabilities and stockholders'
       equity                                  $128,016,751     $115,804,045
                                               ============     ============

See accompanying notes to consolidated financial statements.


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Years Ended September 30,
                                           ----------------------------------------
                                               1997          1996          1995
                                           ------------  ------------  ------------
Interest income:
   Loans                                   $  5,309,865  $  4,880,247  $  4,165,512
   Securities available for sale                327,497       259,975        50,799
   Securities held to maturity                3,069,225     2,831,439     2,907,699
   Other                                        256,768       255,898       206,329
                                           ------------  ------------  ------------
        Total interest income                 8,963,355     8,227,559     7,330,339
                                           ------------  ------------  ------------

Interest expense:
   Deposits (Note 7)                          3,787,690     3,710,324     3,639,420
   Borrowed funds                             1,557,800     1,229,114       852,849
                                           ------------  ------------  ------------
        Total interest expense                5,345,490     4,939,438     4,492,269
                                           ------------  ------------  ------------
        Net interest income                   3,617,865     3,288,121     2,838,070
Provision for losses on loans (Note 5)           81,000        36,000        33,000
                                           ------------  ------------  ------------
        Net interest income after
         provision for losses on loans        3,536,865     3,252,121     2,805,070
                                           ------------  ------------  ------------

Noninterest income:
   Gain on sale of securities                        --            --        14,166
   Gain on sale of other assets                  24,233        33,227            --
   Fees and service charges                     365,413       325,193       314,127
   Commissions                                  852,247       740,527       650,078
   Other income                                 221,000            --            --
                                           ------------  ------------  ------------
        Total noninterest income              1,462,893     1,098,947       978,371
                                           ------------  ------------  ------------
Noninterest expense:
   Compensation, payroll taxes, and
    employee benefits (Note 10)               1,191,590     1,119,610     1,082,289
   Office properties and equipment              261,599       243,225       229,082
   Deposit insurance premiums                    75,724       188,325       183,945
   Special deposit insurance assessment
    (Note 13)                                        --       530,421            --
   Data processing services                     147,468       134,574       126,601
   Other real estate expense, net               (12,118)        2,340        (3,960)
   Other                                        994,860       896,799       776,934
                                           ------------  ------------  ------------
        Total noninterest expense             2,659,123     3,115,294     2,394,891
                                           ------------  ------------  ------------

        Income before taxes on income         2,340,635     1,235,774     1,388,550
Taxes on income (Note 9)                        790,800       411,200       462,000
                                           ------------  ------------  ------------
        Net income                         $  1,549,835  $    824,574  $    926,550
                                           ============  ============  ============

Earnings per common share - primary
  and fully diluted                        $        .90  $        .47  $        .52
                                           ============  ============  ============

See accompanying notes to consolidated financial statements.


       MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   Recognition Unrealized
                                             Additional                and       Gains
                                    Common    Paid-In    Retained   Retention  (Losses),  Treasury
                                     Stock    Capital    Earnings     Plan        Net      Stock       Total
                                   -------- ----------- ----------- ---------- --------- ---------  ------------
Balance at September 30, 1994      $  4,419 $ 3,233,549 $ 6,570,715 $ (12,240) $(26,715) $      --  $ 9,769,728

Net Income                               --          --     926,550        --        --         --      926,550
Repurchase of common stock
  (22,092 shares)                        --          --          --        --        --   (347,468)    (347,468)
Amortization of recognition
  and retention plan                     --          --          --     8,568        --         --        8,568
Dividends paid ($.16 per share)          --          --    (131,783)       --        --         --     (131,783)
Stock dividend (100%)                 3,976    (183,915)   (167,529)       --        --    347,468           --
Change in unrealized gain on
  securities available for sale          --          --          --        --    35,388         --       35,388
                                   -------- ----------- ----------- ---------  --------  ---------  -----------

Balance as of September 30, 1995      8,395   3,049,634   7,197,953    (3,672)    8,673         --   10,260,983

Net income                               --          --     824,574        --        --         --      824,574
Repurchase of common stock
  (72,700 shares)                        --          --          --        --        --   (462,950)    (462,950)
Exercise of options
  (50,328 shares)                       503     110,240          --        --        --         --      110,743
Amortization of recognition
  and retention plan                     --          --          --     3,672        --         --        3,672
Dividends paid ($.10 per share)          --          --    (135,049)       --        --         --     (135,049)
Stock dividend (100%)                 8,401     (17,251)     (5,400)       --        --     14,250           --
Change in unrealized gain on
  securities available for sale          --          --          --        --      (851)        --         (851)
                                   -------- ----------- ----------- ---------  --------  ---------  -----------

Balance as of September 30, 1996     17,299   3,142,623   7,882,078        --     7,822   (448,700)  10,601,122

Net income                               --          --   1,549,835        --        --         --    1,549,835
Repurchase of common stock
  (7,500 shares)                         --          --          --        --        --    (47,812)     (47,812)
Exercise of options
  (27,208 shares)                        --    (102,412)         --        --        --    170,912       68,500
Dividends paid ($.08 per share)          --          --    (133,747)       --        --         --     (133,747)
Change in unrealized gain on
  securities available for sale          --          --          --        --    23,230         --       23,230
                                   -------- ----------- ----------- ---------  --------  ---------  -----------

Balance as of September 30, 1997   $ 17,299 $ 3,040,211 $ 9,298,166 $      --  $ 31,052  $(325,600) $12,061,128



             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Years Ended September 30,
                                           ----------------------------------------
                                               1997          1996          1995
                                           ------------  ------------  ------------
Cash flows from operating activities:
   Net income                              $  1,549,835  $    824,574  $    926,550
   Origination of loans held for sale                --            --    (1,198,503)
   Proceeds from sale of loans held
    for sale                                         --       309,867     1,016,507
   Adjustments to reconcile net income
    to net cash provided by operating
    activities:
      Depreciation                              108,104       103,594        94,529
      Amortization of recognition and
       retention plan benefits                       --         3,672         8,568
      Amortization of premiums and
       discounts on loans and mortgage-
       backed securities                        (67,570)      (64,019)      (43,286)
      Provision for losses on loans              81,000        36,000        33,000
      Gain on sale of real estate, net          (23,230)      (33,227)      (67,363)
      Gain on sale of securities                     --            --       (14,166)
      Increase in accrued interest
       receivable                               (38,069)      (22,861)     (241,672)
      Increase in accrued interest
       payable                                  101,433        36,267       117,316
      (Decrease) increase in current
       taxes on income                          (50,795)       49,168       (37,705)
      Deferred taxes on income                  185,905      (153,934)       37,000
      Other, net                               (462,679)      581,330       (65,023)
                                           ------------  ------------  ------------
          Net cash provided by
           operating activities               1,383,934     1,670,431       565,752
                                           ------------  ------------  ------------
Cash flows from investing activities:
   Securities available for sale:
      Proceeds from sales                            --            --       136,164
      Purchases                                (388,439)   (2,607,612)           --
      Principal repayments of mortgage-
       backed securities                        413,544       545,044            --
   Securities held to maturity:
      Proceeds from maturities                6,538,323     7,062,151     2,250,000
      Purchases                             (13,708,139)  (12,341,227)   (8,934,343)
      Principal repayments of mortgage-
       backed securities                      3,706,386     4,025,149     2,616,336
   Net change in loans                       (4,376,114)   (4,312,278)   (3,610,665)
   Proceeds from sale of real estate             26,623        75,000       148,900
   Capitalized real estate costs                     --        (5,440)      (14,553)
   Purchase of office properties and
    equipment, net                           (1,727,780)     (208,206)     (134,019)
   Purchase of Federal Home Loan Bank
    stock                                      (325,000)     (425,000)     (296,000)
                                           ------------  ------------  ------------
          Net cash used in
           investing activities              (9,840,596)   (8,192,419)   (7,838,180)
                                           ------------  ------------  ------------


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                   Years Ended September 30,
                                           ----------------------------------------
                                               1997          1996          1995
                                           ------------  ------------  ------------
Cash flows from financing activities:
  Net change in deposits                   $  6,505,755  $  4,200,511  $   (212,033)
  Receipt of borrowed funds                  26,500,000    23,000,000    18,000,000
  Payments on borrowed funds                (22,000,000)  (20,500,000)  (10,750,000)
  (Decrease) increase in advance payments
    by borrowers for taxes and insurance        (19,939)       39,529        15,495
  Stock options exercised                        68,500       110,743            --
  Payments to acquire treasury stock            (47,812)     (462,950)     (347,468)
  Dividends paid                               (133,747)     (135,049)     (131,783)
                                            ------------  ------------  ------------
          Net cash provided by
           financing activities               10,872,757     6,252,784    6,574,211
                                            ------------  ------------  ------------
          Net increase (decrease) in
           cash and cash equivalents           2,416,095      (269,204)    (698,217)

Cash and cash equivalents at beginning
  of year                                      1,147,204     1,416,408    2,114,625
                                            ------------  ------------  ------------
Cash and cash equivalents at end of year    $  3,563,299  $  1,147,204  $ 1,416,408
                                            ============  ============  ============
Supplemental disclosures:
  Cash paid during the year for:
    Interest, net of interest capitalized
     of $30,872 in 1997                     $  5,213,185  $  4,903,171  $ 4,375,153
    Taxes on income                              662,243       516,527      460,866
  Noncash investing and financing activities:
    Reclassification of securities from
     held to maturity to available for sale           --     2,079,143           --
                                            ============  ============  ============

See accompanying notes to consolidated financial statements.


          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                SEPTEMBER 30, 1997 AND 1996

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of the Business
     ---------------------------

     Mid-Iowa Financial Corp., headquartered in Newton, Iowa, is a savings and loan holding company comprised of a federally chartered stock savings bank operating offices in Central Iowa; a real estate brokerage and development company; and a company which provides credit reporting and collection services, sells investment products, and provides discount securities brokerage. Mid-Iowa Financial Corp. was organized as a Delaware Corporation in June 1992 at the direction of Mid-Iowa Savings Bank for the purpose of becoming a savings and loan holding company, as part of the Mid-Iowa Savings Bank conversion from a mutual to a stock institution.

     Mid-Iowa Financial Corp. is primarily a retail banking operation offering loans, deposits, and related financial services to customers in its market area. Loans primarily consist of single-family residential mortgage loans, commercial loans, and consumer loans.

     Consolidation and Basis of Presentation
     ---------------------------------------

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

     Concentrations of Credit Risk
     -----------------------------

     The Company originates residential and commercial real estate loans primarily in its central Iowa market area. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market areas.

     Earnings Per Share
     ------------------

     Earnings per share - primary is computed using the 1,670,834 weighted-average common shares outstanding, as restated, and giving effect to additional shares assumed to be issued in relation to the Company's stock options. Such additional shares are assumed to be issued after acquisition of shares at the average price per share for the period under the treasury stock method with the assumed proceeds from exercise of outstanding stock options and were 53,336 for the year ended September 30, 1997.


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Earnings Per Share, Continued
     -----------------------------

     Earnings per share - fully diluted is computed in a similar manner but using the ending price per share for the period.
     Such additional shares were 66,207 for the year ended
     September 30, 1997.

     Prior years earnings per share computations have been restated to reflect the 1996 and 1995 stock splits effected as dividends (see note 11).

     The earnings per share computations for the year ended
     September 30, 1996, were determined by dividing net earnings by the restated weighted-average number of common shares outstanding during the year, which was 1,699,252.

     The earnings per share computations for the year ended
     September 30, 1995 were determined by dividing net earnings by the 1,694,654 restated weighted-average number of common shares outstanding during the year.

     Cash and Cash Equivalents
     -------------------------

     For purposes of reporting cash flows, the Company includes all short-term investments with original maturities of three months or less at date of purchase in cash and cash equivalents. Amounts of interest bearing deposits included as cash equivalents were $3,104,940 and $810,165 at September 30, 1997 and 1996, respectively.

     Securities Available for Sale
     -----------------------------

     Securities to be held for indefinite periods of time, including securities the Company intends to utilize as part of its asset/liability management strategy and may sell in response to changes in interest rates; changes in prepayment risk; liquidity needs; and when needed to increase regulatory capital or other similar factors, are classified as available for sale.

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

     Gain or loss is recognized using the specific identification method, and is reflected in the statements of operations.


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Securities Held to Maturity
     ---------------------------

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

     Loans Held for Sale
     -------------------

     Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to operations.

     Loans Receivable
     ----------------

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

     The Company did not adopt Statement of  Financial
     Accounting Standards (SFAS) No. 122, "Accounting for
     Mortgage Servicing Rights," because the adoption would not have a material effect on the financial position or the statement of operations.

     Allowances for Losses on Loans and Real Estate
     ----------------------------------------------

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

     Real estate, acquired through foreclosure, is carried at the lower of cost or fair value. When a property is acquired through foreclosure or a loan is considered impaired, any excess of the loan balance over fair value of the property is charged to the allowance for losses on loans. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense. An allowance for losses on real estate is provided when it is determined that the investment in real estate is greater than its estimated fair value. There were no provisions and no charge-offs for real estate in the years ended September 30, 1997, 1996, and 1995.

             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Allowances for Losses on Loans and Real Estate, Continued
     ---------------------------------------------------------

     The accrual of interest income on any loan is discontinued (generally when a loan becomes 90 days delinquent) when, in the opinion of management, there is reasonable doubt as to the timely collection of interest or principal. When interest accruals are discontinued, accrued interest receivable is charged to income. Subsequent interest income is not recognized on such loans until collected.

     Loan Origination Fees and Related Costs
     ---------------------------------------

     Mortgage loan origination fees and certain direct loan origination costs, if material, are deferred, and the net fee or cost is recognized in operations using the interest method. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

     Financial Instruments with Off Balance Sheet Risk
     -------------------------------------------------

     In the normal course of business to meet the financing needs of its customers, the Company is a party to financial instruments with off balance sheet risk, which principally include commitments to extend credit. The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on balance sheet instruments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may
     require payment of a fee.   Since many of the commitments
     are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements (see note 4). The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

     Carrying Costs of Real Estate Held for Development
     --------------------------------------------------

     Interest costs and real estate taxes applicable to real estate held for development are capitalized during the period that such real estate is in the process of development. Prior to the time that development activities commence and after such time as the real estate is ready for sale, interest and real estate taxes are charged to operations as incurred. There was no capitalized interest for the years ended September 30, 1997, 1996, and 1995.


              MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Office Properties and Equipment
     -------------------------------

     Office properties and equipment are recorded at cost, and depreciation is provided principally using the straight-line method over the estimated useful lives of the related assets, which range from 5 to 40 years.

     Maintenance and repairs are charged against income. Expenditures for improvements are capitalized and subsequently depreciated. The cost and accumulated depreciation of properties retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts. Related profit or loss from such transactions is credited or charged to income.

     During the year ended September 30, 1997, approximately
     $31,000 in interest expense related to the construction of a branch facility was capitalized.

     Taxes on Income
     ---------------

     The Company files a consolidated federal income tax return. Federal income taxes are allocated based on taxable income or loss included in the consolidated return. For state tax purposes, the Bank files a franchise tax return and the other entities file a corporate income tax return.

     The Company utilizes the asset and liability method for taxes on income, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

     Stock Option Plan
     -----------------

     On October 1, 1996, the Company adopted SFAS 123, "Accounting for Stock-Based Compensation," which permits entities to record compensation expense at the date of the grant if the current market price of the underlying stock exceeds the exercise price, or provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1996 and 1997 and future years as if the fair-value-based method, which recognizes as expense over the vesting period the fair value of stock-based awards at the date of grant, had been applied. The Company has elected to provide pro forma net income and pro forma earnings per share disclosures.


            MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Effect of New Accounting Standards
     ----------------------------------

     SFAS 128, "Earnings Per Share," will be effective for the Company for the periods ending after December 15, 1997. SFAS 128 simplifies the standards of computing earnings per share and changes the presentation of earnings per share in the financial statements. The
     Company expects to adopt SFAS 128 when required, and management believes the adoption will not have a material effect on disclosures of earnings per share.

     Fair Value of Financial Instruments
     -----------------------------------

     The Company's fair value estimates, methods, and assumptions for its financial instruments are set forth below:

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

     Loans
     -----

     Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, real estate, and installment.

     The fair value of a loan is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the subsidiary banks' historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

     Federal Home Loan Bank (FHLB) Stock
     -----------------------------------

     The value of FHLB stock is equivalent to its carrying value, as the stock is redeemable at par value.


           MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Fair Value of Financial Instruments, Continued
     ----------------------------------------------

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


            MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(2)  SECURITIES AVAILABLE FOR SALE

     Securities available for sale at September 30, 1997 and 1996, were as follows:

                                                      Gross      Gross    Estimated
                                       Amortized   unrealized  unrealized    fair
         Description                      cost       gains       losses     value
         -----------                   ---------   ----------  ---------- ---------
1997:
  Mortgage-backed securities:
     Federal National Mortgage
       Association (FNMA)           $  930,039     $16,286    $    --    $  946,325
     Government National Mortgage
       Association (GNMA)            1,247,358      28,971         --     1,276,329
     Federal Home Loan Mortgage
       Corporation (FHLMC)             150,508       4,878         --       155,386
     Collateralized mortgage
       obligations                   2,007,298          --     17,538     1,989,760
  Other investment securities          600,112      14,750         --       614,862
                                    ----------     -------    -------    ----------
                                    $4,935,315      64,885     17,538     4,982,662
                                    ==========     =======    =======    ==========
1996:
  Mortgage-backed securities:
     FNMA                           $1,113,568       8,838         --     1,122,406
     GNMA                            1,051,711      11,670         --     1,063,381
     FHLMC                             189,729       4,920         --       194,649
     Collateralized mortgage
       obligations                   2,007,436          --     14,936     1,992,500
  Other investment securities          600,112       1,360         --       601,472
                                    ----------     -------    -------    ----------
                                    $4,962,556      26,788     14,936     4,974,408
                                    ==========     =======    =======    ==========

     Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     At September 30, 1997 and 1996, the net valuation amount of $31,052 and $7,822, respectively, was reflected as a component of stockholders' equity, including the effect of taxes on income of $16,295 and $4,030, respectively.


           MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED


(2)  SECURITIES AVAILABLE FOR SALE, CONTINUED

     Proceeds from the sales of marketable equity securities sold during 1997, 1996, and 1995, were $-0-, $-0-, and
     $136,164, respectively, resulting in gross realized gains of $-0-, $-0-, and $14,166, respectively.

     At September 30, 1997 and 1996, accrued interest receivable for securities available for sale totaled $17,508 and $16,312, respectively.

(3)  SECURITIES HELD TO MATURITY

     Securities held to maturity at September 30, 1997 and 1996, were as follows:


                                                     Gross       Gross    Estimated
                                       Amortized   Unrealized  Unrealized   Fair
         Description                      Cost       Gains       Losses     Value
         -----------                   ---------   ----------  ---------- ---------
1997:
  U.S. agency securities              $18,359,588  105,899      62,302   18,403,185
  Mortgage-backed and related
   securities:
     FNMA                               4,414,248   69,766       6,047    4,477,967
     GNMA                              12,727,233  321,803       5,293   13,043,743
     FHLMC                              1,633,085    1,264         126    1,634,223
     Collateralized mortgage
       obligations                      7,405,811       --     111,191    7,294,620
  Taxable municipal bonds                 509,552   39,193          --      548,745
  Nontaxable municipal bonds            2,717,604  117,533       6,047    2,829,090
                                      -----------  -------     -------   ----------
                                      $47,767,121  655,458     191,006   48,231,573
                                      ===========  =======     =======   ==========
1996:
  U.S. agency securities              $17,391,640       --     162,950   17,228,690
  Mortgage-backed and related
    securities:
     FNMA                               5,137,356    3,863          --    5,141,219
     GNMA                               9,721,560  130,782          --    9,852,342
     FHLMC                                973,160       --         247      972,913
     Collateralized mortgage
       obligations                      8,141,626       --     112,394    8,029,232
  Taxable municipal bonds                 547,518   53,838          --      601,356
  Nontaxable municipal bonds            2,319,019   59,170          --    2,378,189
                                      -----------  -------     -------   ----------
                                      $44,231,879  247,653     275,591   44,203,941
                                      ===========  =======     =======   ==========


           MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(3)  SECURITIES HELD TO MATURITY, CONTINUED

     The amortized cost and estimated fair value of securities held to maturity at September 30, 1997, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                   Estimated
                                                 Amortized           Fair
                                                    Cost             Value
                                                 ----------     -------------
      Due in 1 year or less                      $    50,000         49,866
      Due after 1 year through 5 years            10,821,109     10,851,686
      Due after 5 years, but less than 10 years    9,733,886      9,882,587
      Due after 10 years                             981,749        996,881
      Mortgage-backed and related securities      26,180,377     26,450,553
                                                 -----------    -----------
                                                 $47,767,121     48,231,573
                                                 ===========    ===========

     There were no sales of securities held to maturity during the years ended September 30, 1997, 1996, or 1995. At September 30, 1997 and 1996, accrued interest receivable for securities held to maturity totaled $381,238 and $399,350, respectively.

(4)  LOANS RECEIVABLE

     Loans receivable are summarized as follows:

                                                          September 30,
                                                  ----------------------------
                                                      1997           1996
                                                      ----           ----
Real estate loans:
  One- to four-family                             $46,107,239     45,986,195
  Commercial                                       10,150,075      7,862,669
  Construction                                      1,338,796        884,437
                                                  -----------     ----------
                                                   57,596,110     54,733,301
                                                  -----------     ----------
Other loans:
  Second mortgages                                  4,497,874      3,142,610
  Commercial business                               1,394,076      1,982,186
  Automobile                                        1,405,748      1,342,476
  Home equity                                       1,176,502        739,737
  Student                                             306,162        478,763
  Unsecured consumer                                  174,704        160,550
  Loans on deposits                                   180,639        142,137
  Other                                               352,423        297,240
                                                  -----------     ----------
                                                    9,488,228      8,285,699
                                                  -----------     ----------
                                                   67,084,338     63,019,000
Less:
  Loans in process                                    275,553        549,901
  Deferred loan fees                                   88,848         72,409
  Allowance for losses on loans                       301,952        273,819
                                                  -----------     ----------
       Total loans receivable                     $66,417,985     62,122,871
                                                  ===========     ==========

            MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(4)  LOANS RECEIVABLE, CONTINUED

     At September 30, 1997 and 1996, net accrued interest on loans receivable totaled $473,270 and $389,669, respectively.

     At September 30, 1997, the Bank was committed to originate
     $1,626,000 of fixed rate loans at interest rates ranging from 7 to 9 percent. In addition, the Bank's customers had unused lines of credit totaling approximately
     $2,614,000 at September 30, 1997.

     Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at September 30, 1997 and 1996, amounted to $258,243 and $62,631, respectively. During the year ended September 30, 1997, there was one new loan made for $260,000. Repayments totaled $64,388 for the year.

     The amount of loans serviced by the Bank for the benefit of others was $2,401,830, $2,785,992, and $3,616,636 at
     September 30, 1997, 1996, and 1995, respectively.

(5)  ALLOWANCE FOR LOSSES ON LOANS

     A summary of the allowance for losses on loans follows:

                                                             September 30,
                                                   -------------------------------
                                                    1997         1996        1995
                                                   ------      -------     -------
Balance at beginning of year                       $273,819    248,028     253,306
Provision for losses                                 81,000     36,000      33,000

Charge-offs                                         (54,387)   (29,599)    (44,707)
Recoveries                                            1,520     19,390       6,429
                                                   --------    -------     -------
Balance at end of year                             $301,952    273,819     248,028
                                                   ========    =======     =======

     At September 30, 1997, 1996, and 1995, the Company had nonaccrual loans of approximately $17,092; $151,000; and $142,000 and restructured loans of $24,000; $54,000; and $56,000, respectively. The allowance for loan losses related to these impaired loans was approximately $4,000; $7,500; and $7,900, respectively. The average balances of such loans for the years ended September 30, 1997, 1996, and 1995, were $95,500; $119,750; and $106,750, respectively. For the years ended September 30, 1997, 1996, and 1995, interest income which would have been recorded under the original terms of such loans was approximately $3,200; $10,300; and $5,200, respectively, with $1,900; $3,250; and $4,900, respectively, recorded.

     As of September 30, 1997, there were no material commitments to lend additional funds to customers whose loans were classified as nonaccrual or restructured.


            MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(6)  OFFICE PROPERTIES AND EQUIPMENT

     At September 30, 1997 and 1996, the cost and accumulated depreciation of office properties and equipment were as follows:

                                           1997          1996
                                           ----          ----
      Land                              $  442,399      242,398
      Buildings and improvements         2,708,891    1,298,072
      Furniture and fixtures               805,936      688,976
                                        ----------    ---------
                                         3,957,226    2,229,446
      Less accumulated depreciation      1,370,099    1,261,995
                                        ----------    ---------
                                        $2,587,127      967,451
                                        ==========    =========

(7)  DEPOSITS

     A summary of deposits at September 30, 1997 and 1996, is as follows:

                                           1997          1996
                                           ----          ----
      Balance by account type:
          NOW accounts                  $ 5,992,220   4,950,632
          Passbook                        5,798,282   6,050,137
          Money market                   17,571,218  13,420,926
          Certificates of deposit        60,015,998  58,450,268
                                        -----------  ----------
                                        $89,377,718  82,871,963
                                        ===========  ==========

     At September 30, 1997, the scheduled maturities of certificates of deposit were as follows:

      1998                            $48,393,623
      1999                              7,104,176
      2000                              2,414,987
      2001                              1,774,360
      2002 and thereafter                 328,852
                                      -----------
                                      $60,015,998
                                      ===========

     The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately
     $9,700,000 and $9,400,000 at September 30, 1997 and 1996,
     respectively.

     Interest expense on deposits consisted of the following:

                                                             September 30,
                                                   -------------------------------
                                                    1997         1996        1995
                                                   ------      -------     -------
NOW accounts                                       $   39,145     37,278     43,395
Savings accounts                                      580,565    429,754    296,059
Certificates of deposit                             3,176,534  3,253,557  3,316,091
                                                   ----------  ---------  ---------
                                                    3,796,244  3,720,589  3,655,545
Less penalties on early withdrawals                     8,554     10,265     16,125
                                                   ----------  ---------  ---------
  Net interest expense                             $3,787,690  3,710,324  3,639,420
                                                   ==========  =========  =========



     At September 30, 1997 and 1996, accrued interest payable on deposits totaled $939,893 and $838,789, respectively.


          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(7)  DEPOSITS, CONTINUED

     At September 30, 1997 and 1996, the Bank had mortgage-backed and other investment securities with a carrying value of approximately $24,704,278 and $17,630,000, respectively, pledged as collateral for deposits.

(8)  BORROWED FUNDS

     At September 30, 1997 and 1996, borrowed funds consisted of the following:

                                       Weighted-                   Weighted-
                                        Average                     Average
                                     Interest Rate      1997     Interest Rate    1996
                                     -------------     ------    -------------   ------
FHLB (A):
   Maturity in fiscal year ending
   September 30:
      1997                                --  %      $        --    5.70%     $10,000,000
      1998                                5.72        16,000,000    5.70        4,000,000
      1999                                5.48         4,000,000    5.17        2,000,000
      2000                                5.83         5,000,000    5.76        3,000,000
   Amount drawn on line of credit (B)    Variable             --  Variable      1,500,000
                                                     -----------              -----------
                                                     $25,000,000              $20,500,000
                                                     ===========              ===========

(A) Advances from the FHLB are secured by stock in the FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 150 percent of outstanding advances.

(B) Line of credit with the FHLB with a limit of $10,000,000, matures on June 19, 1998, at which time the Bank anticipates renewing the agreement. The line has an interest rate which fluctuates daily. During 1997, the interest rate ranged from 5.58 percent to 6.49 percent and at September 30, 1997, was 6.49 percent. The line is collateralized as described in (A) above.

      At September 30, 1997 and 1996, accrued interest payable on advances from the FHLB and other borrowings totaled
      $5,997 and $5,668, respectively.


           MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(9)  TAXES ON INCOME

     Taxes on income are comprised as follows:

                                             Years Ended September 30,
                -------------------------------------------------------------------------------------
                           1997                        1996                           1995
                ------------------------    ---------------------------    --------------------------
                Federal    State   Total    Federal    State      Total    Federal    State   Total
                -------    -----   -----    -------    -----     ------    -------    -----   -----
Current         $537,800  67,000  604,800   495,000    70,200    565,200   370,000   55,000   425,000
Deferred         162,000  24,000  186,000  (134,000)  (20,000)  (154,000)   30,000    7,000    37,000
                --------  ------  -------  --------   -------   --------   -------   ------   -------
                $699,800  91,000  790,800   361,000    50,200    411,200   400,000   62,000   462,000
                ========  ======  =======   =======   =======   ========   =======   ======   =======


     Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes on income for the following reasons:

                                                             September 30,
                                                   -------------------------------
                                                    1997         1996        1995
                                                   ------      -------     -------
Computed "expected" taxes on income               $795,827     420,170     472,107
State taxes, net of federal benefit                 60,060      33,146      40,920
Tax-exempt interest                                (38,000)    (34,000)    (37,000)
Reduction of valuation allowance                   (10,000)    (17,000)    (14,000)
Other                                              (17,087)      8,884         (27)
                                                  --------     -------     -------
                                                  $790,800     411,200     462,000
                                                  ========     =======     =======


           MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(9)  TAXES ON INCOME, CONTINUED

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                          September 30,
                                                     -----------------------
                                                       1997           1996
                                                     --------       --------
Deferred tax assets:
  Loan and real estate loss allowance                $136,000        118,000
  Accrued deposit insurance assessment                     --        198,000
  Net operating loss carryover                             --         10,000
                                                     --------        -------
     Total gross deferred tax assets                  136,000        326,000

  Less valuation allowance                                 --         10,000
                                                     --------        -------
     Deferred tax assets net of allowance             136,000        316,000
                                                     --------        -------
Deferred tax liabilities:
  Unrealized gain on securities held for sale          16,295          4,030
  Tax bad debt reserve                                179,000        179,000
  Other                                                 7,000          1,096
                                                     --------        -------
     Total gross deferred tax liabilities             202,295        184,126
                                                     --------        -------
     Net deferred tax (liability) asset              $(66,295)       131,874
                                                     ========        =======

     Based upon the Company's level of historical taxable income and anticipated future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

(10) EMPLOYEE BENEFIT PLANS

     Defined Contribution Retirement Plan
     ------------------------------------

     The Bank and its subsidiaries maintain two defined contribution retirement plans for their employees. Under one plan, the Bank contributes 9 percent of the participants' earnings. Under the second plan, the participants contribute from 0 to 12 percent and the Bank matches 50 percent of the contribution up to 3 percent. Plan expense for the years ended September 30, 1997, 1996, and 1995, was $112,822, $79,247, and $105,113,
     respectively.


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(10) EMPLOYEE BENEFIT PLANS, CONTINUED

     Management Recognition and Retention Plan
     -----------------------------------------

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

     Stock Incentive Plan
     ---------------------

     The Company has a stock incentive plan under which up to 278,107 shares of common stock are reserved for issuance pursuant to options or other awards which may be granted to officers, key employees, and certain nonaffiliated directors of the Company. The exercise price of each option equals the market price of the Company's stock on the date of grant. The option's maximum term is ten years, with vesting occurring at the time the options are granted.

     The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had compensation cost for the Company's stock incentive plan been determined consistent with SFAS 123, the Company's net income and earnings per share for options granted in 1997 would have been reduced to the pro forma amounts indicated below:


        Net income:
             As reported        $   1,549,835
             Pro forma              1,177,397

        Earnings per share:
             As reported        $        .90
             Pro forma                   .68

     The fair value of each option grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield of 1.00 percent; expected volatility of 26.00 percent; risk free interest rate of 6.10 percent; and expected life of 6 years.


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(10) EMPLOYEE BENEFIT PLANS, CONTINUED

     Stock Incentive Plan, Continued
     -------------------------------

     A summary of the status of the Company's stock incentive plan as of September 30, 1997, 1996, and 1995, and the activity during the years ended on those dates is presented below:

                                                  1997                   1996               1995
                                          --------------------   ------------------  ------------------
                                                    Weighted-             Weighted-          Weighted-
                                                     average               average            average
                                                    exercise              exercise           exercise
                                          Shares     price       Shares    price     Shares    price
                                          --------------------   ------------------  ------------------
Balance at beginning of year              78,964      $ 2.08      137,088  $ 2.08    137,088  $ 2.08
Granted                                  209,000        7.75            -       -          -       -
Exercised                                (27,208)      (2.52)     (53,228)  (2.08)         -       -
Repurchased and canceled                       -           -       (4,896)   2.08          -       -
                                         -------                  -------            -------
    Outstanding at end of year           260,756        6.58       78,964    2.08    137,088    2.08
                                         =======      ======      =======   =====    =======   =====
Weighted-average fair value
  of options granted
  during the year                                     $ 2.70                $   -              $   -
                                                      ======                =====              =====

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

     Treasury Stock
     --------------

     During the year ended September 30, 1997 and 1996, the Company repurchased 7,500 and 72,700 shares, respectively, of common stock. The Company used 1,200 shares of the repurchased stock in the distribution of 841,226 shares of common stock in a 100 percent stock split during the year ended September 30, 1996.


            MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(11) STOCKHOLDERS' EQUITY, CONTINUED

     Regulatory Capital Requirements
     -------------------------------

     The Financial Institution Reform, Recovery, and Enforcement Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5 percent of total assets; a minimum 3 percent core capital ratio; and, after December 31, 1992, a minimum 8 percent risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Bank met the regulatory capital requirements at September 30, 1997 and 1996.

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5 percent, a tier 1 risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Bank met the regulatory capital requirements at September 30, 1997 and 1996.

     The Bank's capital amounts and ratios as of September 30, 1997, were as follows:

                                                                 For capital      To be well capitalized
                                                                  adequacy      under prompt corrective
                                              Actual              purposes        action provisions
                                      --------------------   -----------------   ------------------------
                                      Amount      Ratio      Amount      Ratio    Amount        Ratio
      Tangible capital                $ 9,819,333  7.78%     $1,894,031  1.5%     $6,313,436    5.0%
      Core capital                      9,819,333  7.78       3,788,062  3.0       6,313,436    5.0
      Risk-based capital               10,121,285 19.38       4,178,712  8.0       5,223,390   10.0


     At September 30, 1997 and 1996, the Bank had federal income tax bad debt reserves of approximately $1,785,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at September 30, 1997 and 1996, were partially restricted because of the effect of these tax bad debt reserves.


           MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(11) STOCKHOLDERS' EQUITY, CONTINUED

     Dividend Restrictions
     ---------------------

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

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Bank's financial instruments (as described in note 1) at September 30, 1997, were as follows:

                                        1997                    1996
                                --------------------     ------------------
                                Recorded      Fair        Recorded     Fair
                                 amount       value        amount     value
                                --------      -----      ---------    -----
Financial assets:
  Cash and cash equivalents     $ 3,563,299   3,563,299   1,147,204    1,147,204
  Securities available for sale   4,982,662   4,982,662   4,974,408    4,974,408
  Securities held to maturity    47,767,121  48,231,573  44,231,879   44,203,941
  Loans, net                     66,417,985  67,619,505  62,122,871   64,939,013
  FHLB stock                      1,650,000   1,650,000   1,325,000    1,325,000
  Accrued interest receivable       867,663     867,663     829,594      829,594

Financial liabilities:
  Deposits                       89,377,718  89,234,588  82,871,963   82,683,363
  FHLB advances                  25,000,000  24,847,404  20,500,000   20,346,769
  Advance payments by borrowers                             199,921      199,921
    for taxes and insurance         179,982     179,982     844,457      844,457
  Accrued interest payable          945,890     945,890          --           --
                                 ----------  ----------  ----------   ----------
                                  Recorded      Fair      Recorded       Fair
                                   Amount       Value      Amount        Value
                                 ----------    -------   ----------     -------
Off balance sheet instruments:
  Commitments to extend credit  $ 1,626,000         --      168,000          --
  Lines of credit to customers    2,614,000         --    2,473,000          --
  Line of credit unused by the
    Company                      10,000,000         --    8,500,000          --
                                -----------    -------    ---------      ------


          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(13) SPECIAL DEPOSIT INSURANCE ASSESSMENT

     On September 30, 1996, the Deposit Insurance Funds Act of 1996 (the Act) was signed into law. The Act imposed a one-time special assessment of 65.7 basis points of the deposits held as of March 31, 1995, to capitalize the Savings Association Insurance Fund (SAIF). All of the deposits of the Bank are SAIF-insured. The special assessment payable by the Bank of $530,421 is included in accounts payable and accrued expenses at September 30, 1996, and is payable on November 27, 1996. Beginning in 1997, the premium for SAIF-insured deposits will be reduced from 23 basis points to 6.4 basis points, thus reducing deposit insurance expense for the Bank.

(14) CONTINGENCIES

     The Company is involved with various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

(15) MID-IOWA FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL
     INFORMATION

     The Parent Company's principal asset is its 100 percent ownership of the Bank and its subsidiary. Following are the condensed financial statements for the Parent
     Company:

                                                          September 30,
                                                     -----------------------
          Condensed Balance Sheets                    1997           1996
          ------------------------                  --------       --------
      Cash                                         $   781,075         98,138
      Securities available for sale                  1,065,257        804,919
      Securities held to maturity                      200,000        200,000
      Loan receivable                                        -        155,000
      Accrued interest receivable                       11,261         11,605
      Investment in nonbank subsidiary                 206,184        348,969
      Investment in Bank                             9,846,219      9,004,919
      Prepaid expenses and other assets                  5,218          4,265
                                                   -----------     ----------
          Total assets                             $12,115,214     10,627,815
                                                   ===========     ==========
      Accrued expenses and other liabilities       $    54,086         26,693
                                                   -----------     ----------
      Common stock                                      17,299         17,299
      Additional paid-in capital                     3,040,211      3,142,623
      Retained earnings                              9,298,166      7,882,078
      Treasury stock                                  (325,600)      (448,700)
      Unrealized gain on securities
        available for sale, net                         31,052          7,822
                                                   -----------     ----------
           Total stockholders' equity               12,061,128     10,601,122
                                                   -----------     ----------
          Total liabilities and stockholders'
            equity                                 $12,115,214     10,627,815
                                                   ===========     ==========


           MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONTINUED

(15) MID-IOWA FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL
     INFORMATION, CONTINUED

                                                             September 30,
                                                   -------------------------------
       Condensed Statements of Operations           1997         1996        1995
       ----------------------------------          ------      -------     -------
Interest income                                   $   109,130    103,040    89,291
Gain on securities available for sale                      --         --     9,688
Other income                                          221,000         --     1,478
Equity in net income of subsidiaries                1,383,352    816,027   905,701
Other expenses                                        (80,772)   (97,993)  (73,508)
                                                  -----------   --------  --------
    Income before income tax expense (benefit)      1,632,710    821,074   932,650

Income tax expense (benefit)                           82,875     (3,500)    6,100
                                                  -----------   --------  --------
    Net income                                    $ 1,549,835    824,574   926,550
                                                  ===========   ========  ========
                                                             September 30,
                                                   -------------------------------
       Condensed Statements of Cash Flows           1997         1996        1995
       ----------------------------------          ------      -------     -------
Operating activities:
  Net income                                      $ 1,549,835   824,574    926,550
  Equity in net income of subsidiaries             (1,383,352) (816,027)  (905,701)
  Amortization                                            (88)     (248)    69,267
  Gain on sale of investment securities                    --        --     (9,688)
  Change in assets and liabilities:
    Decrease (increase) in accrued interest
      receivable                                          344     3,178     (6,731)
    Increase (decrease) in current taxes on
      income                                           26,766   (27,412)     1,269
    Other, net                                         (4,670)    6,642      4,626
                                                  -----------  --------   --------
    Net cash provided by (used in) operating
      activities                                      188,835    (9,293)    79,592
                                                  -----------  --------   --------
Investing activities:
  Securities available for sale:
    Proceeds from sale of securities available
      for sale                                             --        --     88,938
    Purchase of securities available for sale        (388,439) (100,000)  (262,250)
    Proceeds from maturities available for sale            --        --    200,000
    Proceeds from sale of subsidiary stock            200,000        --         --
    Principal repayments on mortgage-backed
      securities available for sale                   140,600   126,456         --
  Net change in loans                                 155,000        --   (155,000)
                                                  -----------  --------   --------
    Net cash provided by investing activities         107,161    26,456   (128,312)
                                                  -----------  --------   --------
Financing activities:
  Payments to acquire treasury stock                  (47,812) (462,950)  (347,468)
  Stock options exercised                              68,500   110,743         --
  Net dividends received                              366,253   164,951    368,217
                                                  -----------  --------   --------
    Net cash provided by (used in) financing
      activities                                      386,941  (187,256)    20,749
                                                  -----------  --------   --------
    Net increase (decrease) in cash                   682,937  (170,093)   (27,971)
Cash at beginning of year                              98,138   268,231    296,202
                                                  -----------  --------   --------
Cash at end of year                               $   781,075    98,138    268,231
                                                  ===========  ========   ========


                     MID-IOWA FINANCIAL CORP.
                     STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 5:00 p.m., Monday, January 19, 1998, at Mid-Iowa Savings Bank located at
123 West 2nd Street North, Newton, Iowa.

STOCK LISTING

The Company's stock is traded over the counter, on The Nasdaq
SmallCap Market under the symbol "MIFC".

PRICE RANGE OF AND DIVIDENDS ON COMMON STOCK

The table below shows the range of high and low bid prices for, and cash dividends declared on, the Company's common stock.
These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                    1997                         1996
                           -------------------------     ------------------------
                                           Dividends                    Dividends
                           High     Low     Declared     High    Low     Declared
                          ------   ------  ---------    ------  ------  ---------
First Quarter. . . . . .  $ 6.62   $ 6.25    $  .02     $ 7.75  $ 5.50    $  .02
Second Quarter . . . . .    8.50     6.75       .02       7.75    6.75       .02
Third Quarter. . . . . .    9.00     7.38       .02       7.25    6.00       .02
Fourth Quarter . . . . .   10.13     8.50       .02       6.50    6.00       .02

The Company paid 100% stock dividends on January 25, 1996 to stockholders of record on January 8, 1996. Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Bank restrictions on dividend payments are described in Note 13 of the Notes to Consolidated Financial Statements included in this report.

As of November 24, 1997, the Company had approximately 600 stockholders of record and 1,678,088 net outstanding shares of common stock.

STOCKHOLDERS AND GENERAL          TRANSFER AGENT
      INQUIRIES

Kevin D. Ulmer, President      First Bankers Trust Company, N.A.
Mid-Iowa Financial Corp.       Broadway at 12th Street
123 West Second Street North   P.O. Box 3566
Newton, Iowa  50208            Quincy, Illinois 62305-3566
(515) 792-6236                 (217) 228-8000

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-KSB for its fiscal year ended September 30, 1997, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Company's quarterly reports may be obtained by contacting:

     Kevin D. Ulmer, President
     Mid-Iowa Financial Corp.
     123 West Second Street North
     Newton, Iowa  50208
     (515) 792-6236


                     MID-IOWA FINANCIAL CORP.
                      CORPORATE INFORMATION


COMPANY AND BANK ADDRESS

  123 West Second Street North       Telephone  (515) 792-6236
  Newton, Iowa  50208                Fax        (515) 792-6460

DIRECTORS OF THE BOARD

David E. Sandeen
     Chairman of the Board of Mid-Iowa Financial Corp.,
     President, Midwest Manufacturing Co., Kellogg, Iowa and
     President, CREST Engineering Co., Brookland Park, Minnesota

John W. Carl
     Vice Chairman of the Board of Mid-Iowa Financial Corp.,
     Majority owner of Central Iowa Broadcasting, Newton, Iowa

Gary R. Hill
     Executive Vice President, Secretary and Treasurer, Mid-Iowa
     Financial Corp. and Mid-Iowa Savings Bank, F.S.B., Newton,
     Iowa

Carney Loucks
     Self-employed Orthodontist, Newton, Iowa

Kevin D. Ulmer
     President and Chief Executive Officer, Mid-Iowa Financial
     Corp. and Mid-Iowa Savings Bank, F.S.B., Newton, Iowa

Ralph W. McAdoo
     Retired President and Secretary of Mid-Iowa Savings Bank,
     F.S.B., Newton, Iowa

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

                       43