Form 10KSB40, Exhibit 13
period 1998-09-30
MID IOWA FINANCIAL CORP/IA
filed 1998-12-17
CIK 889134

----------------------------------------------------------------
1998 ANNUAL REPORT
----------------------------------------------------------------








[LOGO]






               MID-IOWA FINANCIAL CORP.

----------------------------------------------------------------
TABLE OF CONTENTS
----------------------------------------------------------------




     President's Message. . . . . . . . . . . . . . . . . .  1
     Selected Consolidated Financial Information. . . . . .  2
     Management's Discussion and Analysis of Financial
       Condition and Results of Operations. . . . . . . . .  4
     Consolidated Financial Statements. . . . . . . . . . . 18
     Stockholder Information. . . . . . . . . . . . . . . . 46
     Corporate Information. . . . . . . . . . . . . . . . . 47

                 [MID-IOWA FINANCIAL LETTERHEAD]




February 22, 1999



Dear Stockholder:

     I am pleased to report to you that our fiscal year ended September 30, 1998, our sixth year as a publicly held company, was another year of growth and profitability. Net income for the fiscal year was $1.3 million, while total assets grew to $147.5 million.

     Our strong performance has provided for growth and development of new products and services. This past year marked the first full year of operation of our new branch at 39th and Westown Parkway in West Des Moines. We are quite pleased with the success of this branch.

     Director John Switzer passed away in September of 1998.
John served proudly on our board for 26 years and all of us at Mid-Iowa are grateful to have known John and for his many years of dedicated service on our board.

     In August of 1998, Mid-Iowa entered into a definitive agreement for sale of the company to First Federal Bankshares, M.H.C. I encourage you to review the accompanying information regarding that transaction. We are pleased to be associated with First Federal which shares our philosophy of community banking and personal customer service. Like Mid-Iowa, First Federal is a company with a strong commitment to the needs of its customers and communities.

     On behalf of our Board of Directors, thank you for your continued support and your investment in Mid-Iowa.

Sincerely,


/s/ Kevin D. Ulmer

Kevin D. Ulmer
President and Chief
 Executive Officer

      SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                      At September 30,
                                    -----------------------------------------------------
                                       1998       1997       1996       1995       1994
                                    -----------------------------------------------------
                                                     (Dollars in thousands)
Selected Financial Condition Data:
---------------------------------
Total assets . . . . . . . . . . .  $147,517   $128,017   $115,804   $108,221   $100,562
Loans receivable, net. . . . . . .    71,436     66,418     62,123     57,847     54,269
Securities available for sale. . .     4,994      4,983      4,974        837        851
Mortgage-backed and related
 securities held for investment. .    25,862     26,180     23,974     28,139     29,497
Investment securities. . . . . . .    23,932     21,587     20,258     16,787     11,310
Deposits . . . . . . . . . . . . .    96,353     89,378     82,872     78,671     78,883
Total borrowings . . . . . . . . .    36,000     25,000     20,500     18,000     10,750
Stockholder's equity - partially
  restricted . . . . . . . . . . .    13,760     12,061     10,601     10,261      9,770

                                                 Year Ended September 30,
                                    -----------------------------------------------------
                                       1998       1997       1996       1995       1994
                                    -----------------------------------------------------
                                       (Dollars in thousands, except per share amounts)
Selected Operations Data:
------------------------
Total interest income. . . . . . .  $ 9,806    $ 8,963    $ 8,227     $ 7,330    $ 6,211
Total interest expense . . . . . .    6,081      5,345      4,939       4,492      3,347
                                    -------    -------    -------     -------    -------
   Net interest income . . . . . .    3,725      3,618      3,288       2,838      2,864
Provision for losses on loans. . .       60         81         36          33         46
                                    -------    -------    -------     -------    -------
   Net interest income after
     provision for losses on
     loans . . . . . . . . . . . .    3,665      3,537      3,252       2,805      2,818
Fees and service charges . . . . .      395        365        325         314        428
Gain on loans, mortgage-backed
  and investment securities. . . .       25         24         33          14         25
Other noninterest income . . . . .      928      1,073        741         650        449
Total noninterest expense. . . . .    3,081      2,658      3,115       2,394      2,247
                                    -------    -------    -------     -------    -------
Income before taxes on income
  and cumulative effect of
  accounting changes . . . . . . .    1,932      2,341      1,236       1,389      1,473
Taxes on income. . . . . . . . . .      600        791        411         462        470
Cumulative effect of accounting
  changes. . . . . . . . . . . . .       --         --         --          --         64
                                    -------    -------    -------     -------    -------
Net income . . . . . . . . . . . .  $ 1,332    $ 1,550    $   825     $   927    $ 1,067
                                    =======    =======    =======     =======    =======

Earnings per common share-
  diluted (1). . . . . . . . . . .  $   .73    $   .89    $   .47     $   .52    $   .58
Cash dividends per common
  share(1) . . . . . . . . . . . .  $   .08    $   .08    $   .08     $   .08    $   .07

                                                 Year Ended September 30,
                                    -----------------------------------------------------
                                       1998       1997       1996       1995       1994
                                    -----------------------------------------------------
                                                   (Dollars in thousands)
Other Data:
----------
Average interest rate spread . . . .    2.38%       2.63%       2.54%      2.32%     2.72%
Net interest margin(2) . . . . . . .    2.77        3.04        2.97       2.74      3.07
Ratio of operating expense to
 average total assets(3) . . . . . .    1.62        1.57        2.16       1.79      1.97

Average interest-earning assets to
 average interest-bearing
 liabilities . . . . . . . . . . . .  108.51      108.95      109.55     109.61    109.81

Non-performing assets to total
 assets at end of period . . . . . .     .15         .01         .13        .13       .03

Stockholder's equity to total
 assets at end of period . . . . . .    9.33        9.42        9.15       9.48      9.72
Return on assets (net income to
 average total assets) . . . . . . .     .96        1.27         .73        .88      1.14
Return on stockholder's equity
 (net income to average
 stockholder's equity) . . . . . . .   10.26       13.70        7.79       9.25     11.38
Stockholder's equity-to-assets ratio
 (average stockholder's equity to
 average total assets) . . . . . . .    9.37        9.27        9.36       9.61      9.98
Number of full-service offices . . .       7           7           6          6         6

_________
(1)  As adjusted for Mid-Iowa Financial Corp.'s 100% stock dividends paid on February 24,
     1995 and January 25, 1996.
(2)  Net interest income divided by average interest-earning assets.
(3)  Excludes the expenses of the subsidiaries of Mid-Iowa Savings Bank, F.S.B.  Such ratios, including such expenses would be 2.22%, 2.18%, 2.76%, 2.30% and 2.39% for the years ended September 30, 1998, 1997, 1996, 1995, and 1994, respectively.


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

RECENT DEVELOPMENTS

     On August 17, 1998, the Company and the Bank entered into a definitive agreement to be acquired by First Federal Bankshares, M.H.C. ("Bancorp")( a federally-chartered mutual holding company) and First Federal Savings Bank of Siouxland ("First Federal") (53.8% owned by Bancorp), headquartered in Sioux City, Iowa. The terms of the acquisition call for First Federal to pay $15.00 in cash, subject to upward price adjustment, for each outstanding share of Company common stock. The transaction, with an aggregate value of approximately $29.0 million, will be accounted for as a purchase. The acquisition is subject, among other conditions, to regulatory approval, the approval of the Company's stockholders and the successful completion of First Federal's second step conversion.

FINANCIAL CONDITION

     Total assets increased by $19.5 million to $147.5 million for the year ended September 30, 1998 compared to $128.0 million for the year ended September 30, 1997. Total loans receivable increased to $71.4 million at September 30, 1998 from $66.4 million at September 30, 1997. In response to customer demand, the Company originated $27.4 million of loans during fiscal year 1998, including $18.1 million in fixed-rate mortgage loans and $9.3 million in adjustable-rate mortgage ("ARM") loans. The Company's customers refinancing existing mortgage loans accounted for approximately $5.5 million of these originations. Total mortgage-backed and related securities decreased to $29.7 million (including mortgage-backed securities available for sale) at September 30, 1998, from $30.5 million at September 30, 1997. Investment securities increased $2.8 million to $25.0 million at September 30, 1998 from $22.2 million at September 30, 1997. The increases in loans receivable and investment securities were funded primarily by

proceeds received from an increase in deposits of $7.0 million from $89.4 million at September 30, 1997 to $96.4 million at September 30, 1998 and by an increase in Federal Home Loan Bank
(FHLB) borrowings of $9.0 million from $25.0 million at September 30, 1997 to $36.0 million at September 30, 1998.

     Stockholders' equity increased $1.7 million to $13.8 million at September 30, 1998 from $12.1 million at September
30, 1997.

RESULTS OF OPERATIONS

     The Company's results of operations depend primarily on the level of its net interest income and noninterest income and the level of its operating expenses. Net interest income depends upon the volume of interest-earning assets and interest-bearing liabilities and interest rates earned or paid on them.

     During the year ended September 30, 1998, the Company's operating strategy to improve its profitability and capital position continued to emphasize (i) maintenance of the Company's asset quality, (ii) asset-liability management, (iii) management of operating expenses to improve operating income, and (iv) expanding loan originations.

COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND
SEPTEMBER 30, 1997

     General.  The Company's net income decreased by $218,000
to $1.3 million in fiscal year 1998 from net income of $1.5 million in fiscal 1997. The primary reasons for this decrease were the increase in non-interest expense of $422,000, a decrease of $115,000 in non-interest income offset by an increase of $107,000 in net interest income. The increase in non-interest expense was due primarily to additional operating expense for the West Des Moines branch which opened in September of 1997 and an increase in legal and accounting expenses relating to the merger with First Federal of Siouxland.

     Interest Income. Interest income increased $843,000 to $9.8 million for fiscal 1998 from $9.0 million for fiscal 1997 primarily as a result of an increase in interest-earning assets of $10.8 million at September 30, 1998. The increase was partially offset by a decrease in the average yield on interest earning assets from 7.52% at September 30, 1997 to 7.28% at September 30, 1998.

     Interest Expense.  Interest expense increased $736,000 to
$6.1 million in fiscal 1998 from $5.3 million in fiscal 1997 due primarily to an increase in the average balances of the Company's deposits and FHLB borrowings and an increase in interest rates paid on deposits to 4.54% at September 30, 1998 from 4.50% at September 30, 1997.

     Net Interest Income. Net interest income increased $107,000 to $3.7 million at September 30, 1998 from $3.6 million at September 30, 1997. The Company's average spread (the mathematical difference between the yield on interest-earning assets and the cost of interest-bearing liabilities) decreased to 2.38% for the year ended September 30, 1998 from 2.63% for the year ended September 30, 1997. The Company's net interest margin (net interest income divided by average interest-earning assets) decreased to 2.77% at September 30, 1998 from 3.04 at September 30, 1997.

     While the interest rate environment of recent years has proven beneficial to most financial institutions, including the Company, increases in market rates of interest generally adversely affect the net income of most financial institutions. Because the Company's assets reprice more quickly than its liabilities, interest margins will likely decrease if interest rates fall.

     Non-Performing Assets and Provision for Losses on Loans. Management establishes specific reserves for estimated losses on loans when it determines that losses are anticipated on these loans. The Company calculates any allowance for possible loan losses based upon its ongoing evaluation of pertinent factors underlying the types and quality of its loans. These factors include but are not limited to the current and anticipated economic conditions, including uncertainties in the national real estate market which may affect the Company's purchased loans, the level

of classified assets, historical loan loss experience, a detailed analysis of individual loans for which full collectibility many not be assured, a determination of the existence and fair value of the collateral, the ability of the borrower to repay and the guarantees securing such loans.

     Management, as a result of this review process, recorded provisions for losses on loans in the amount of $60,000 for the year ended September 30, 1998 as compared to $81,000 for the year ended September 30, 1997. The Company's allowance for losses on loans at September 30, 1998 was $307,000 as compared to $302,000 at September 30, 1997. Total non-performing assets at September 30, 1998 increased to $218,000, or 0.15% of total assets, from $17,000, or .01% of total assets, at September 30, 1997. Subsequent to September 30, 1998 the Company sold a residential non-performing property at a gain of $11,000 reducing total non-performing assets to $126,000.

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

     Noninterest Income. Noninterest income, consisting primarily of income generated from the Bank's subsidiaries, decreased $115,000 to 1.3 million for the year ended September 30, 1998 from $1.5 million for the year ended September 30, 1997. The decrease was due primarily to restitution paid in the year ended September 30, 1997 in the amount of $221,000 paid to the Company from certain outside investors found by the Office of Thrift Supervision to have violated the OTS Change in Control Laws and Regulations partially offset by increased commissions income of the real estate brokerage operation conducted through a subsidiary of the Company for the fiscal year ending September 30, 1998. Other noninterest income generated by the subsidiaries totaled $854,000 and $820,000 for the years ended September 30, 1998 and 1997, respectively.

     Noninterest Expenses. Noninterest expenses increased $420,000 to $3.1 million for the year ended September 30, 1998 as compared to $2.7 million for the year ended September 30, 1997. The increase was primarily due to increased operating expense for the West Des Moines branch which opened in September of 1997 of approximately $300,000 and an increase in legal and other merger related expenses of $65,000 in the year ended September 30, 1998. Non-interest expense attributable to the Bank's subsidiaries totaled $736,000 and $702,000 in fiscal 1998 and 1997, respectively.

     Income Taxes. Income taxes for fiscal year 1998 decreased to $600,000 due to a $235,000 decrease in taxable income.

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

     Interest Income. Interest income increased $800,000 to $9.0 million for fiscal 1997 from $8.2 million for fiscal 1996 primarily as a result of an increase in interest-earning assets of $10.1 million at September 30, 1997. The increase was partially offset by a decrease in the average yield on interest earning assets from 7.62% at September 30, 1996 to 7.52% at September 30, 1997.

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

     Management, as a result of this review process, recorded provisions for losses on loans in the amount of $81,000 for the year ended September 30, 1997 as compared to $36,000 for the year ended September 30, 1996. The Company's allowance for losses on loans on September 30, 1997 was $302,000 as compared to $274,000 at September 30, 1996. Total nonperforming assets at September 30, 1997 decreased to $17,000, or .1% of total assets, from $151,000, or .13% of total assets, at September 30, 1996.

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

     Noninterest Expenses. Noninterest expenses decreased $400,000 to $2.7 million for the year ended September 30, 1997 as compared to $3.1 million for the year ended September 30, 1996. The decrease was primarily due to a one time assessment of $530,000 by the FDIC in the year ended September 30, 1996 and a $130,000 increase in other noninterest expense in the year ended September 30, 1997. The assessment was levied by the FDIC on all institutions with deposits insured by the Savings Association Insurance Fund (the "SAIF") in order to recapitalize the SAIF. The
assessment, set by the FDIC at .65% of SAIF-insured deposits as of March 31, 1995, was paid on November 27, 1996. As a result of the SAIF recapitalization legislation, the Company's deposit insurance premiums declined from the current .23% of insured deposits to .06% of insured deposits commencing on January 1, 1997. Noninterest expense attributable to the Bank's subsidiaries totaled $702,000 and $625,000 in fiscal 1997 and 1996, respectively.

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

     At September 30, 1998, total interest-earning assets maturing or repricing within one year exceeded total interest-bearing liabilities maturing or repricing in the same period by $4.3 million, representing a positive cumulative one-year gap ratio of 2.94% as compared to a negative cumulative gap ratio of 7.65% and 1.10% at September 30, 1997 and 1996, respectively.

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

     As part of its asset-liability management strategy, the Company has also emphasized low-rate, long-term core deposits. Consumer passbook savings accounts, money market deposit accounts and NOW accounts amounted to $29.2 million, or 30.4% of the Company's total deposits, as of September 30, 1998. Based on its experience, the Company's certificates of deposit have been a relatively stable source of long-term funds as such certificates are generally renewed upon maturity since the Company has established long-term banking relationships with its customers. The Company also maintains a substantial portfolio of short-term liquid assets. As of September 30, 1998, the Company had $40.0
million of investment securities and interest-bearing deposits with other financial institutions that mature within one year.

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

     The following table sets forth the repricing dates of the Company's interest-earning assets and interest-bearing liabilities at September 30, 1998. The Company's interest rate sensitivity "gap" is defined as the amount by which assets repricing within the respective periods exceed liabilities repricing within such periods. One- to four-family fixed-rate mortgage loans are assumed to prepay at an annual rate of 6% for the first five years and from 7% to 30% per year during the subsequent periods, depending on the stated interest rate. Adjustable-rate mortgage loans are assumed to prepay at a rate of 12% per year. Second mortgage loans and all other loans are assumed to prepay at annual rates of 12%. Passbook accounts are assumed to be withdrawn at annual rates of 17%, 17%, 17% and 17%, respectively, during the period shown. Money market deposit accounts are assumed to decay at annual rates of 79% in the first period shown and 31% per period during the subsequent periods. Finally, transaction accounts are assumed to decay at annual rates of 37%, 32%, 17% and 17% respectively, in each of the periods shown.

                                                   Maturing or Repricing
                                   ------------------------------------------------------
                                                     Over 1-3  Over 3-5  Over 5
                                   Within One Year    Years     Years    Years    Total
                                   ----------------  --------  -------- -------- --------
                                    Amount    Rate    Amount    Amount   Amount   Amount
                                   --------  ------  --------  -------- -------- --------
                                                  (Dollars in Thousands)

Fixed rate one- to four-family
 (including mortgage-backed and
 related securities),  commercial
 real estate and construction
 loans . . . . . . . . . . . . . . $ 3,003   8.21%   $ 8,405   $11,185  $11,838  $ 34,431
Adjustable rate one- to four-
 family (including mortgage-
 backed and related securities),
 mortgage-backed securities
 held for sale, commercial real
 estate and construction loans . .  50,761   7.41      6,350        --       --    57,111
Other securities . . . . . . . . .  26,006   6.45      2,684     3,485    2,871    35,048
Commercial loans . . . . . . . . .     448   9.32        478       448      226     1,600
Consumer loans . . . . . . . . . .   4,712   8.71      4,395        28       --     9,135
                                   -------   ----    -------   -------  -------  --------
     Total interest-earning
       assets. . . . . . . . . . .  84,930   7.22     22,314    15,146   14,935   137,325
                                   -------   ----    -------   -------  -------  --------
Transaction accounts . . . . . . .   2,158    .88      2,216       879      579     5,832
Savings deposits . . . . . . . . .  15,284   3.40      3,427     1,850    2,853    23,414
Certificates of Deposit. . . . . .  58,155   5.46      7,362     1,472      118    67,107
Borrowings . . . . . . . . . . . .   5,000   5.55      8,000     6,000   17,000    36,000
                                   -------   ----    -------   -------  -------  --------
    Total interest-bearing
      liabilities. . . . . . . . .  80,597   4.95     21,005    10,201   20,550   132,353
                                   -------   ----    -------   -------  -------  --------
Interest-earning assets less
 interest-bearing liabilities. . . $ 4,333   2.27%   $ 1,309   $ 4,945  $(5,615) $  4,972
                                   =======   ====    =======   =======  =======  ========
Difference as a percent of
 interest-earning assets . . . . .    3.16%              .95      3.60%   (4.09)%    3.62%
                                   =======           =======   =======  =======  ========
Cumulative interest rate
  sensitivity gap. . . . . . . . . $ 4,333           $ 5,642   $10,587  $ 4,972  $  4,972
                                   =======           =======   =======  =======  ========
Cumulative interest rate
 sensitivity gap as a percent
 of total assets . . . . . . . . .    2.94%             3.82%     7.18%    3.37%     3.37%
                                   =======           =======   =======  =======  ========


     The following table sets forth the interest rate sensitivity of the Company's assets and liabilities, at the periods presented on the basis of the factors and assumptions set forth above.

                                                         September 30,
                                                ----------------------------------
                                                   1998        1997        1996
                                                ----------  ----------  ----------
                                                      (Dollars in thousands)
Fixed rate residential (including mortgage-
 backed and related securities), commercial
 real estate and construction loans. . . . . .  $ 3,003     $ 3,040     $ 3,103
Adjustable rate residential (including
 mortgage-backed and related securities and
 mortgage-backed securities held for sale),
 commercial real estate and construction
 loans . . . . . . . . . . . . . . . . . . .     50,761      55,989      56,836
Commercial business loans. . . . . . . . . .        448       1,612         570
Consumer loans . . . . . . . . . . . . . . .      4,712       4,412       3,331
Investment securities and other. . . . . . .     26,006       6,155       4,930
                                                -------     -------     -------
     Total interest rate sensitive assets
      repricing within one year. . . . . . .     84,930      71,208      68,770
                                                -------     -------     -------
NOW accounts . . . . . . . . . . . . . . . .      2,158       2,213       2,970
Savings deposits . . . . . . . . . . . . . .     15,284      14,315      10,522
Certificates of deposit. . . . . . . . . . .     58,155      48,479      45,049
                                                -------     -------     -------
     Total deposits. . . . . . . . . . . . .     75,597      65,007      58,541

Borrowings . . . . . . . . . . . . . . . . .      5,000      16,000      11,500
                                                -------     -------     -------
     Total interest rate sensitive
      liabilities repricing within
      one year . . . . . . . . . . . . . . .     80,597      81,007      70,041
                                                -------     -------     -------
Gap. . . . . . . . . . . . . . . . . . . . .    $ 4,333     $(9,799)    $(1,271)
                                                =======     =======     =======
Interest rate sensitive assets repricing
 within one year/interest rate sensitive
 liabilities repricing within one year . . .     105.38%      87.90%      98.19%
Gap as a percent of total interest-earning
  assets . . . . . . . . . . . . . . . . . .       3.16%      (8.61)%     (1.12)%
Gap as a percent of total assets . . . . . .       2.94%      (7.65)%     (1.10)%

     Net Portfolio Value. The Office of Thrift Supervision (the "OTS") provides a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts.

     OTS regulations use net market value methodology to measure the interest rate risk exposure of thrift institutions. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (i) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever
results in the greater pro forma decrease in NPV) and (ii) its "normal" level of exposure which is 2% of the present value of its assets. Because of the Bank's asset size and level of risk-based capital, the Bank is exempt from this requirement.
As of September 30, 1998, a change in interest rates of positive 200 basis points would have resulted in a 3% increase in NPV (as a percentage of the net present value of the Bank's assets), while a change in interest rates of negative 200 basis points would have resulted in a 7% decrease in NPV (as a percentage of the net present value of the Bank's assets).

     Presented below, as of September 30, 1998, is an analysis of the Bank's interest rate risk as calculated by the OTS, measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, the Bank does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates.

               Change in               At September 30, 1998
              Interest Rate           -----------------------
             (Basis Points)           $ Change       % Change
             -------------            --------       --------
                         (Dollars in Thousands)
              +400                    $(404)          (3)
              +300                      116            1
              +200                      384            3
              +100                      313            3
                 0
              -100                     (461)          (4)
              -200                     (832)          (7)
              -300                   (1,061)          (9)
              -400                   (1,221)         (10)

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


     The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances.

                                                 Year Ended September 30,
                                              ------------------------------
                                                              1998
                                              ------------------------------
                               Yield/Rate at    Average    Interest
                               September 30,  Outstanding   Earned/   Yield/
                                    1998        Balance      Paid      Rate
                               -------------  ----------   --------   ------
                                              (Dollars in thousands)
Interest-earning assets:
 Loans receivable. . . . . . .      8.09%      $ 70,376    $  5,789    8.23%
 Mortgage-backed and related
  securities (including
  securities available
  for sale). . . . . . . . . .      6.38         29,581       1,863    6.30
 Investment securities . . . .      6.57         28,017       1,852    6.61
 Other interest-earning
  assets . . . . . . . . . . .      5.50          6,708         302    4.50
                                               --------    --------   -----
 Total interest-earning
  assets . . . . . . . . . . .      7.26%      $134,682    $  9,806    7.28%
                                               --------    --------   -----
Interest-bearing liabilities:
 NOW accounts. . . . . . . . .      0.68%      $  6,068    $     42    0.69%
 Savings deposits. . . . . . .      3.60         21,594         648    3.00
 Certificates of deposit . . .      5.42         62,788       3,413    5.44
                                   -----       --------    --------   -----
  Total deposits . . . . . . .      4.68         90,450       4,103    4.54
Borrowings . . . . . . . . . .      5.50         33,600       1,979    5.89
                                   -----       --------    --------   -----
Total interest-bearing
 liabilities . . . . . . . . .      4.90        124,050       6,082    4.90
                                   -----       --------    --------   -----
Net interest income;
 interest rate spread. . . . .      2.36%                  $  3,724    2.38%
                                   =====                   ========   =====
Net earning assets/net yield
 on average interest-earning
 assets. . . . . . . . . . . .                 $ 10,632                2.77%
                                               ========               =====
Average interest-earning
 assets to average interest-
 bearing liabilities . . . . .                                       108.57%
                                                                     ======
                                                 Year Ended September 30,
                             ------------------------------------------------------------
                                           1997                          1996
                             ------------------------------------------------------------
                               Average   Interest            Average   Interest
                             Outstanding  Earned/   Yield/ Outstanding  Earned/   Yield/
                               Balance     Paid      Rate    Balance     Paid      Rate
                              ---------  --------  --------  --------  --------  --------
                                                  (Dollars in thousands)
Interest-earning assets:
 Loans receivable. . . . . . . $ 64,474  $  5,310    8.24%   $ 60,104  $  4,880    8.12%
 Mortgage-backed and related
  securities (including
  securities available
  for sale). . . . . . . . . .   29,628     1,967    6.64      28,238     1,896    6.71
 Investment securities . . . .   23,616     1,572    6.66      18,747     1,195    6.37
 Other interest-earning
  assets . . . . . . . . . . .    1,455       115    7.90       2,194       256   11.67
                               --------  --------   -----    --------  --------   -----
 Total interest-earning
  assets . . . . . . . . . . . $119,173  $  8,964    7.52%   $109,283  $  8,227    7.53
                               --------  --------   -----    --------  --------   -----
Interest-bearing liabilities:
 NOW accounts. . . . . . . . . $  5,627  $     39    0.69%   $  4,694  $     37    0.79%
 Savings deposits. . . . . . .   19,410       581    2.99      15,112       430    2.85
 Certificates of deposit . . .   59,048     3,168    5.37      60,402     3,243    5.37
                               --------  --------   -----    --------  --------   -----
  Total deposits . . . . . . .   84,085     3,788    4.50      80,208     3,710    4.63
Borrowings . . . . . . . . . .   25,300     1,558    6.16      20,917     1,229    5.88
                               --------  --------   -----    --------  --------   -----
Total interest-bearing
 liabilities . . . . . . . . .  109,385     5,346    4.89     101,125     4,939    4.88
                               --------  --------   -----    --------  --------   -----
Net interest income;
 interest rate spread. . . . .           $  3,618    2.63%             $  3,288    2.64%
                                         ========   =====              ========   =====
Net earning assets/net
 yield on average interest
 earning assets. . . . . . . . $  9,788              3.04%   $  8,158              3.01%
                               ========             =====    ========             =====

Average interest-earning
 assets to average interest-
 bearing liabilities . . . . .                     108.95%                       108.07%
                                                   ======                        ======


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

                                               Year Ended September 30,
                            ------------------------------------------------------------
                               1998      vs       1997        1997      vs       1996
                            -----------------------------  -----------------------------
                            Increase(Decrease)             Increase(Decrease)
                                  Due to         Total           Due to         Total
                            -----------------   Increase   -----------------   Increase
                              Rate    Volume   (Decrease)    Rate    Volume   (Decrease)
                             ------  --------  ----------   ------  --------  ----------
                                              (Dollars in Thousands)
Interest-earning assets:
 Loans . . . . . . . . . . . $   (6)  $  485     $ 479      $ 191    $ 75       $ 265
 Mortgage-backed and
  related securities
  (including mortgage-
  backed securities
  available for sale). . . .   (101)      (3)     (104)        86     (20)         66
 Investment securities . . .   (183)     463       280        176      60         236
 Other interest earning
   assets. . . . . . . . . .    (10)     197       187        (68)    (77)       (145)
                              -----   ------     -----      -----    ----       -----
     Total interest-earning
       assets. . . . . . . .  $(300)  $1,142     $ 842      $ 385    $ 38       $ 423
                              =====   ======     =====      =====    ====       =====

Interest-bearing liabilities:
 NOW accounts. . . . . . . .  $  --   $    3     $   3      $   5    $ (5)      $  --
 Savings deposits. . . . . .      2       65        67        (11)     28          17
 Certificates of deposit . .     42      203       245         32      --          32
 Borrowings. . . . . . . . .    (65)     486       420        282      57         340
                              -----   ------     -----      -----    ----       -----
     Total interest-bearing
      liabilities. . . . . .  $  21   $  757     $ 735      $ 308    $ 80       $ 388
                              =====   ======     =====      =====    ====       =====

Change net interest income .                     $ 107                          $  35
                                                 =====                          =====

LIQUIDITY AND CAPITAL RESOURCES

     The Company's sources of funds are deposits, sales of mortgage loans, amortization and repayment of loan principal and mortgage-backed and related securities and, to a lesser extent, maturation of investments and funds from other operations.
While maturing investments are predictable, deposit flows and loan repayments are influenced by interest rates, general economic conditions, and competition making it less predictable. The Company attempts to price its deposits to achieve its asset/liability objectives discussed above, giving consideration to local market conditions. The Company also has the ability to supplement deposits with longer term and/or less expensive alternate sources of funds including FHLB advances. In this regard, the Company had outstanding advances from the FHLB of Des Moines in the amount of $36.0 million at September 30, 1998 compared to $25.0 million at September 30, 1997, and had the capacity to borrow up to an additional $22.0 million.

     Federal regulations historically have required the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based on economic conditions and savings flows, and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. government and certain
corporate securities and other obligations generally having remaining maturities of less than five years. The Bank has historically maintained its liquidity ratio at levels in excess of those required. At September 30, 1998, the amount of the Bank's liquidity was $39.4 million, resulting in a liquidity ratio of 42.4%. At September 30, 1997, the Bank's liquidity totaled $5.9 million, resulting in a liquidity ratio of 6.5%.

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

     At September 30, 1998, the Company had $918,000 of loan commitments and an additional $2.8 million available to customers under existing lines of credit.

     Certificates of deposit scheduled to mature in one year or less at September 30, 1998, totaled $58.2 million. Based on historical experience, management believes that a significant portion of such deposits will remain with the Company, however, there can be no assurance that the Company can retain all such deposits.

     Management believes that loan repayments and other sources of funds will be adequate to meet and exceed the Company's foreseeable short- and long-term liquidity needs.

     The Company's liquidity, represented by cash, is a combination of its operating, investing, and financing activities. These activities are summarized below for the years indicated.

                                                         September 30,
                                                ----------------------------------
                                                   1998        1997        1996
                                                ----------  ----------  ----------
                                                      (Dollars in thousands)
Operating Activities:
Net Income . . . . . . . . . . . . . . . . .    $ 1,332     $ 1,550     $  825
Adjustment to reconcile net income to net
  cash provided by (used in) operating
  activities . . . . . . . . . . . . . . . .       (290)       (166)       845
                                                -------     -------    -------
Net cash provided by (used in) operating
  activities . . . . . . . . . . . . . . . .      1,042       1,384      1,670
Net cash provided by (used in) investment
  activities . . . . . . . . . . . . . . . .     (7,461)     (9,841)    (8,192)
Net cash provided by (used in) financing
  activities . . . . . . . . . . . . . . . .     18,314      10,873      6,253
                                                -------     -------    -------
Net increase (decrease) in cash and cash
  equivalents. . . . . . . . . . . . . . . .     11,895       2,416       (269)
Cash at beginning of year. . . . . . . . . .      3,563       1,147      1,416
                                                -------     -------    -------
Cash at end of year. . . . . . . . . . . . .    $15,458     $ 3,563    $ 1,147
                                                =======     =======    =======

     The primary investing activities of the Company include investing in loans, investment securities and mortgage-backed and related securities. The purchases are funded primarily from loan repayments, maturities of securities and deposits and increases in customer deposit liabilities. During the year ended September 30, 1998, purchases of investment securities totaled $24.7 million, while loans receivable increased $5.0 million. Customer deposits increased $7.0 million in fiscal 1998. During the year ended September 30, 1997, purchases of investment securities totaled $15.0 million, while loans receivable increased $4.3 million. Customer deposits increased $6.5 million in fiscal 1997. In the
event that investment and mortgage-backed and related securities purchases increase in the future, the Company's net interest spread and income may be adversely affected as these assets typically yield less than loans receivable.

     At September 30, 1998, the Bank had tangible and core capital of $11.2 million, or 7.7% of adjusted total assets, respectively, which was approximately $9.0 million and $6.8 million above the minimum requirements of 1.5% and 3.0%, respectively, of adjusted total assets in effect on that date. On September 30, 1998, the Bank had risk-based capital of $11.5 million (including $11.2 million in core capital), or 19.2% of risk-weighted assets of $59.8 million. This amount was $6.7 million above the 8% requirement in effect on that date. The Bank is presently in compliance with the fully phased-in capital requirements.

     The Company paid a quarterly cash dividend of $.02 per share in each of the quarters of fiscal year 1998. For a tabular presentation of the dividends declared on the Company's common stock for the past two fiscal years, see "Price Range of and Dividends on Common Stock" below. To the extent future dividends are considered by the Board of Directors, the availability of funds to pay such dividends are subject to regulatory and other restrictions and considerations.

IMPACT OF YEAR 2000 ISSUE

     A great deal of information has been disseminated about the global computer crash that may occur in the year 2000. Many computer programs that can only distinguish the final two digits of the year entered (a common programming practice in earlier years) are expected to read entries for the year 2000 as the year 1900 and compute payment, interest or delinquency based on the wrong date or are expected to be unable to compute payment, interest or delinquency. Rapid and accurate data processing is essential to the operations of the Company. Data processing is also essential to most other financial institutions and many other companies.

     The Company began its Year 2000 efforts in the Spring of 1997 with the sponsorship of its executive management and guidance of legal counsel. A Year 2000 committee was formed with representation from management of every area of the Company and chaired by the Executive Vice President. The Year 2000 issue has been identified as a top priority. The Company has dedicated resources to assess, repair and test programs, applications, equipment and facilities. The Company's Year 2000 Program is coordinating with each vendor and supplier of the
Company to ensure Year 2000 Compliance.   The Company has
substantially completed its assessment of the Year 2000 issue, and is currently repairing systems, developing test strategies and working with its customers and vendors. At this time, the Company anticipates that remediation and internal testing of its mission critical applications will be completed by March 31, 1999.

     Management anticipates that the enhancements necessary to prepare its mission-critical systems for the year 2000 will be completed in early 1999. Although the efforts to prepare for the Year 2000 is intended to address all Year 2000 issues, the Bank's disaster recovery/contingency plan will encompass Year 2000 elements and address potential Year 2000 issues in the year 2000. The Bank's contingency plan was developed to mitigate the risk associated with the failure of any of the Bank's computer systems as well as mission critical systems of outside software vendors and third-party service providers.

     The Bank anticipates that it will incur internal staff costs as well as consulting and other expenses related to enhancements necessary to prepare its systems for Year 2000. Based on the Bank's current estimate, fiscal 1999 expenses of the Year 2000 project are not expected to exceed $100,000. The expenses incurred to date are not material to the financial statements.

     In addition to expenses related to its own computer systems, the Bank is aware of potential Year 2000 risks to third parties, including vendors (and to the extent appropriate, depositors and borrowers) and the possible adverse impact on the Bank resulting from failures by those parties to adequately address the Year 2000 problem. The Bank could incur losses if loan payments are delayed due to Year 2000 problems affecting borrowers or impairing the payroll systems of large employers in the Bank's market area. To date, the Bank has not been advised by such parties that they do not have plans in place to address and correct the issues associated with the Year 2000 problem; however, no assurance can be given as to the adequacy of such plans or to the timeliness of their implementation.


     The actual costs of Year 2000 compliance and the impact of Year 2000 issues could differ materially from what is currently anticipated. Factors that might result in such differences include incomplete inventory and assessment results, higher than anticipated costs to update software and hardware and vendors', customers' and other third parties' inability to effectively address the Year 2000 issue.

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

IMPACT OF NEW ACCOUNTING STANDARDS

     Comprehensive Income. In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

     SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial condition. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. SFAS No. 130 is not expected to have a material impact on the Company's financial statements.

     Business Segments. In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 significantly changes the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about reportable segments in interim financial reports issued to shareholders.
It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 uses a "management approach" to disclose financial and descriptive information about the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For many enterprises, the management approach will likely result in more segments being reported. In addition, SFAS No. 131 requires significantly more information to be disclosed for each reportable segment than is presently being reported in annual financial statements and also requires that selected information be reported in interim financial statements. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a material impact on the Company's financial statements.

     Derivatives and Hedging Activities.  In June 1998, the
FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

     The definition of a derivative financial instrument is complex, but in general it is an instrument with one or more underlyings, such as an interest rate or foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amount(s). It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale category or trading category without calling into question their intent to hold other debt securities to maturity in the future. Management is evaluating the effect of SFAS No. 133 on the Company's financial statements.

                 INDEPENDENT AUDITORS' REPORT


The Board of Directors
Mid-Iowa Financial Corp.
Newton, Iowa:

We have audited the accompanying consolidated balance sheets of Mid-Iowa Financial Corp. and subsidiaries as of September 30, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mid-Iowa Financial Corp. and subsidiaries as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1998, in conformity with generally accepted accounting principles.

                            /s/ KPMG Peat Marwick LLP



Des Moines, Iowa
November 6, 1998


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS

                                                       September 30,
                                               -----------------------------
                                                   1998             1997
                                                 --------         --------
          ASSETS
          ------
Cash and cash equivalents (note 1)             $ 15,457,949     $  3,563,299
Securities available for sale (note 2)            4,994,247        4,982,662
Securities held to maturity (fair value of
  $50,380,170 in 1998 and $48,231,573 in
  1997) (notes 3 and 7)                          47,793,789       47,767,121
Loans held for resale                                49,900               --
Loans receivable, net (notes 4, 5 and 8)         71,435,579       66,417,985
Accrued interest receivable                       1,017,122          867,663
Federal Home Loan Bank Stock, at cost             1,800,000        1,650,000
Real estate                                         135,438           33,865
Office properties and equipment,
  net (note 6)                                    2,630,366        2,587,127
Intangibles, net                                     10,872           12,978
Prepaid expenses and other assets                   191,663          134,051
                                               ------------     ------------
     Total assets                              $147,516,925     $128,016,751
                                               ============     ============
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------

Liabilities:
   Deposits (note 7)                           $ 96,352,659     $ 89,377,718
   Borrowed funds (note 8)                       36,000,000       25,000,000
   Advance payments by borrowers for taxes
     and insurance                                  162,572          179,982
   Accrued interest payable                         939,041          945,890
   Accounts payable and accrued expenses            302,188          452,033
     Total liabilities                          133,756,460      115,955,623
                                               ------------     ------------

Stockholders' equity (note 11):
   Common stock, $.01 par value; authorized
     2,000,000 shares; 1,741,148 and
     1,729,880 shares issued and outstanding
     in 1998 and 1997, respectively                  17,411           17,299
   Additional paid-in capital                     3,147,692        3,040,211
   Retained earnings, partially restricted       10,553,062        9,298,166
   Treasury stock, at cost (51,792 shares
     in 1997)                                            --         (325,600)
   Unrealized gain on securities available
     for sale, net                                   42,300           31,052
                                               ------------     ------------
     Total stockholders' equity                  13,760,465       12,061,128
                                               ------------     ------------
     Total liabilities and stockholders'
       equity                                  $147,516,925     $128,016,751
                                               ============     ============

See accompanying notes to consolidated financial statements.


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   Years Ended September 30,
                                           ----------------------------------------
                                               1998          1997          1996
                                           ------------  ------------  ------------
Interest income:
   Loans                                   $  5,788,795     5,309,865     4,880,247
   Securities available for sale                276,202       327,497       259,975
   Securities held to maturity                3,246,933     3,069,225     2,831,439
   Other                                        494,143       256,768       255,898
                                           ------------  ------------  ------------
        Total interest income                 9,806,073     8,963,355     8,227,559
                                           ------------  ------------  ------------

Interest expense:
   Deposits (note 7)                          4,102,644     3,787,690     3,710,324
   Borrowed funds                             1,978,758     1,557,800     1,229,114
                                           ------------  ------------  ------------
        Total interest expense                6,081,402     5,345,490     4,939,438
                                           ------------  ------------  ------------
        Net interest income                   3,724,671     3,617,865     3,288,121
Provision for losses on loans (note 5)           60,000        81,000        36,000
                                           ------------  ------------  ------------
        Net interest income after
         provision for losses on loans        3,664,671     3,536,865     3,252,121
                                           ------------  ------------  ------------

Noninterest income:
   Gain on sale of other assets                  25,484        24,233        33,227
   Fees and service charges                     394,571       365,413       325,193
   Commissions                                  927,963       852,247       740,527
   Other income                                      --       221,000            --
                                           ------------  ------------  ------------
        Total noninterest income              1,348,018     1,462,893     1,098,947
                                           ------------  ------------  ------------
Noninterest expense:
   Compensation, payroll taxes, and
    employee benefits (note 10)               1,301,300     1,191,590     1,119,610
   Office properties and equipment              379,853       261,599       243,225
   Deposit insurance premiums                    55,714        75,724       188,325
   Special deposit insurance assessment
    (note 13)                                        --            --       530,421
   Data processing services                     168,569       147,468       134,574
   Other real estate (income) expense, net       (3,566)      (12,118)        2,340
   Other                                      1,178,976       994,860       896,799
                                           ------------  ------------  ------------
        Total noninterest expense             3,080,846     2,659,123     3,115,294
                                           ------------  ------------  ------------

        Income before taxes on income         1,931,843     2,340,635     1,235,774

Taxes on income (note 9)                        600,000       790,800       411,200
                                           ------------  ------------  ------------
        Net income                         $  1,331,843     1,549,835       824,574
                                           ============  ============  ============

Earnings per common share:
   Basic                                   $        .78           .93           .49
                                           ============  ============  ============
   Diluted                                 $        .73           .89           .47
                                           ============  ============  ============

See accompanying notes to consolidated financial statements.


       MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                   Recognition Unrealized
                                             Additional                and       Gains
                                    Common    Paid-In    Retained   Retention  (Losses),  Treasury
                                     Stock    Capital    Earnings     Plan        Net      Stock       Total
                                   -------- ----------- ----------- ---------- --------- ---------  ------------

Balance as of September 30, 1995      8,395   3,049,634   7,197,953    (3,672)    8,673         --   10,260,983

Net income                               --          --     824,574        --        --         --      824,574
Repurchase of common stock
  (72,700 shares)                        --          --          --        --        --   (462,950)    (462,950)
Exercise of options
  (50,328 shares)                       503     110,240          --        --        --         --      110,743
Amortization of recognition
  and retention plan                     --          --          --     3,672        --         --        3,672
Dividends paid ($.10 per share)          --          --    (135,049)       --        --         --     (135,049)
Stock dividend (100%)                 8,401     (17,251)     (5,400)       --        --     14,250           --
Change in unrealized gain on
  securities available for sale          --          --          --        --      (851)        --         (851)
                                   -------- ----------- ----------- ---------  --------  ---------  -----------

Balance as of September 30, 1996     17,299   3,142,623   7,882,078        --     7,822   (448,700)  10,601,122

Net income                               --          --   1,549,835        --        --         --    1,549,835
Repurchase of common stock
  (7,500 shares)                         --          --          --        --        --    (47,812)     (47,812)
Exercise of options
  (27,208 shares)                        --    (102,412)         --        --        --    170,912       68,500
Dividends paid ($.08 per share)          --          --    (133,747)       --        --         --     (133,747)
Change in unrealized gain on
  securities available for sale          --          --          --        --    23,230         --       23,230
                                   -------- ----------- ----------- ---------  --------  ---------  -----------

Balance at September 30, 1997      $ 17,299   3,040,211   9,298,166        --    31,052   (325,600)  12,061,128

Net Income                               --          --   1,331,843        --        --         --    1,331,843
Exercise of options
  (63,060 shares)                       112     107,481      60,000        --        --    325,600      493,193
Dividends paid ($.08 per share)          --          --    (136,947)       --        --         --     (136,947)
Change in unrealized gain on
  securities available for sale          --          --          --        --    11,248         --       11,248
                                   -------- ----------- ----------- ---------  --------  ---------  -----------


Balance as of September 30, 1998   $ 17,411 $ 3,147,692 $10,553,062 $      --  $ 42,300  $      --  $13,760,465
                                   ======== =========== =========== =========  ========  =========  ===========


See accompanying notes to consolidated financial statements.


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   Years Ended September 30,
                                           ----------------------------------------
                                               1998          1997          1996
                                           ------------  ------------  ------------
Cash flows from operating activities:
   Net income                              $  1,331,843  $  1,549,835  $    824,574
   Origination of loans held for sale          (314,800)           --             --
   Proceeds from sale of loans held
    for sale                                    264,900            --       309,867
   Adjustments to reconcile net income
    to net cash provided by operating
    activities:
      Depreciation                              167,069       108,104       103,594
      Amortization of recognition and
       retention plan benefits                       --            --         3,672
      Amortization of premiums and
       discounts on loans and mortgage-
       backed securities                        (74,208)      (67,570)      (64,019)
      Provision for losses on loans              60,000        81,000        36,000
      Gain on sale of real estate, net          (22,509)      (23,230)      (33,227)
      Increase in accrued interest
       receivable                              (149,459)      (38,069)      (22,861)
      (Decrease) increase in accrued
       interest payable                          (6,849)      101,433        36,267
      (Decrease) increase in current
       taxes on income                          (98,237)      (50,795)       49,168
      Deferred taxes on income                   11,000       185,905      (153,934)
      Other, net                               (126,978)     (462,679)      581,330
                                           ------------  ------------  ------------
          Net cash provided by
           operating activities               1,041,772     1,383,934     1,670,431
                                           ------------  ------------  ------------
Cash flows from investing activities:
   Securities available for sale:
      Purchases                                (500,000)     (388,439)   (2,607,612)
      Principal repayments of mortgage-
       backed securities                        501,736       413,544       545,044
   Securities held to maturity:
      Proceeds from maturities               16,161,677     6,538,323     7,062,151
      Purchases                             (24,712,342)  (13,708,139)  (12,341,227)
      Principal repayments of mortgage-
       backed securities                      6,626,807     3,706,386     4,025,149
   Net change in loans                       (5,191,807)   (4,376,114)   (4,312,278)
   Proceeds from sale of real estate             13,338        26,623        75,000
   Capitalized real estate costs                     --            --        (5,400)
   Purchase of office properties and
    equipment, net                             (210,308)   (1,727,780)     (208,206)
   Purchase of Federal Home Loan Bank
    stock                                      (300,000)     (325,000)     (425,000)
   Proceeds of sale of Federal Home
    Loan Bank stock                             150,000            --            --
                                           ------------  ------------  ------------
          Net cash used in
           investing activities              (7,460,899)   (9,840,596)   (8,192,419)
                                           ------------  ------------  ------------


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
         CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

                                                   Years Ended September 30,
                                           ----------------------------------------
                                               1998          1997          1996
                                           ------------  ------------  ------------
Cash flows from financing activities:
  Net change in deposits                   $  6,974,941     6,505,755     4,200,511
  Receipt of borrowed funds                  26,000,000    26,500,000    23,000,000
  Payments on borrowed funds                (15,000,000)  (22,000,000)  (20,500,000)
  (Decrease) increase in advance payments
    by borrowers for taxes and insurance        (17,410)      (19,939)       39,529
  Stock options exercised                       493,193        68,500       110,743
  Payments to acquire treasury stock                 --       (47,812)     (462,950)
  Dividends paid                               (136,947)     (133,747)     (135,049)
                                            ------------  ------------  ------------
          Net cash provided by
           financing activities               18,313,777    10,872,757    6,252,784
                                            ------------  ------------  ------------
          Net increase (decrease) in
           cash and cash equivalents          11,894,650     2,416,095     (269,204)

Cash and cash equivalents at beginning
  of year                                      3,563,299     1,147,204    1,416,408
                                            ------------  ------------  ------------
Cash and cash equivalents at end of year    $ 15,457,949     3,563,299    1,147,204
                                            ============  ============  ============
Supplemental disclosures:
  Cash paid during the year for:
    Interest, net of interest capitalized
     of $30,872 in 1997                     $  6,088,251     4,903,171    4,375,153
    Taxes on income                              625,513       516,527      460,866
  Noncash investing and financing activities -
    Reclassification of securities from
     held to maturity to available for sale           --     2,079,143           --
                                            ============  ============  ============

See accompanying notes to consolidated financial statements.


          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  SEPTEMBER 30, 1998 AND 1997


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

     Earnings Per Share
     ------------------

     Basic earnings per share computations for the years ended
       September 30, 1998, 1997 and 1996, were determined by dividing net income by the weighted-average number of common share amounts outstanding during the years then ended. Diluted earnings per common share amounts are computed by dividing net income by the weighted-average number of common shares and all dilutive common shares outstanding during the year.

        MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Earnings Per Share, Continued
     -----------------------------

     The following was used in the computation of net income per common share on both a basic and diluted basis for the years ended September 30, 1998, 1997, and 1996.


                                                     September 30,
                                          ---------------------------------
                                            1998         1997        1996
                                          --------     --------    --------

Basic EPS computation:
     Net income                            $1,331,843   1,549,835     824,574
     Weighted-average common shares
       outstanding                          1,718,243   1,670,834   1,699,252
     Basic EPS                             $     0.78        0.93        0.49
                                           ==========   =========   =========

Diluted EPS computation:
     Net income                            $1,331,843   1,549,835     824,574
     Weighted-average common shares
       outstanding                          1,718,243   1,670,834   1,699,252
     Incremental option shares using
       treasury stock method                  115,500      66,207      66,590
                                           ----------   ---------   ---------
     Diluted shares outstanding             1,833,743   1,737,041   1,765,842
                                           ==========   =========   =========
     Diluted EPS                           $     0.73        0.89        0.47
                                           ==========   =========   =========

     Cash and Cash Equivalents
     -------------------------

     For purposes of reporting cash flows, the Company includes all short-term investments with original maturities of three months or less at date of purchase in cash and cash equivalents. Amounts of interest bearing deposits included as cash equivalents were $15,071,769 and $3,104,940 at September 30, 1998 and 1997, respectively.

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

     Securities available for sale are recorded at fair value.
       The aggregate unrealized gains or losses, net of the income tax effect, are recorded as a component of stockholders' equity.

         MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Securities Available for Sale, Continued
     ----------------------------------------

     Discounts and premiums on securities available for sale are accreted/amortized using the interest method. The timing of the accretion/amortization for mortgage-backed securities is adjusted for actual prepayment experience.

     Gain or loss is recognized using the specific identifica-tion method, and is reflected in the statements of operations.

     Securities Held to Maturity
     ---------------------------

     Securities which the Company intends to hold until maturity are stated at cost, adjusted for accretion of discount and amortization of premiums computed using the interest method. The timing of the amortization and accretion for mortgage-backed securities are adjusted for actual prepayment experience. The Company has the ability, and it is management's intent, to hold these securities to maturity.

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


          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Allowances for Losses on Loans and Real Estate, Continued
     ---------------------------------------------------------

     Real estate, acquired through foreclosure, is carried at the lower of cost or fair value. When a property is acquired through foreclosure or a loan is considered impaired, any excess of the loan balance over fair value of the property is charged to the allowance for losses on loans. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense. An allowance for losses on real estate is provided when it is determined that the investment in real estate is greater than its estimated fair value. There were no provisions and no charge-offs for real estate in the years ended September 30, 1998, 1997, and 1996.

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


           MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Carrying Costs of Real Estate Held for Development
     --------------------------------------------------

     Interest costs and real estate taxes applicable to real estate held for development are capitalized during the period that such real estate is in the process of development. Prior to the time that development activities commence and after such time as the real estate is ready for sale, interest and real estate taxes are charged to operations as incurred. There was no capitalized interest for the years ended September 30, 1998, 1997, and 1996.

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

     Stock Option Plan
     -----------------

     The Company provides pro forma net income and pro forma earnings per share disclosures for material employee stock option grants made after 1996 as if the fair-value-based method, which recognizes as expense over the vesting period the fair value of stock-based awards at the date of grant, had been applied.


          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Effect of New Accounting Standards
     ----------------------------------

     SFAS No. 130, Reporting Comprehensive Income, will be effective for the Company for the year beginning October 1, 1998, and establishes the standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income represents net income and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on available-for-sale securities. The Company will adopt SFAS No. 130 when required.

     SFAS No. 131, Disclosure About Segments of an Enterprise and Related Information, will be effective for the Company for the year beginning October 1, 1998, and establishes disclosure requirements for segment operations. The Company expects to adopt SFAS No. 131 when required.

     SFAS No. 132, Employers' Disclosures about Pensions and
       Other Postretirement Benefits, will be effective for the Company for the year beginning October 1, 1998, and revises the disclosure requirements for pension and other postretirement benefit plans. The Company expects to adopt SFAS No. 132 when required.

     SFAS No. 133, Accounting for Derivative Instruments and
       Hedging Activities, will be effective for the Company for the year beginning October 1, 1999. Management is evaluating the impact the adoption of SFAS No. 133 will have on the Company's consolidated financial statements. The Company expects to adopt SFAS No. 133 when required.

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


         MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Fair Value of Financial Instruments, Continued
     ----------------------------------------------

          Loans, continued

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

          Borrowed Funds

          The fair value of borrowed funds is based on the discounted value of contractual cash flows.

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


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

 (2) SECURITIES AVAILABLE FOR SALE

     Securities available for sale at September 30, 1998 and 1997, were as follows:


                                                     Gross       Gross    Estimated
                                       Amortized   Unrealized  Unrealized   Fair
         Description                      Cost       Gains       Losses     Value
         -----------                   ---------   ----------  ---------- ---------
1998:
  Mortgage-backed securities:
    Federal National Mortgage
      Association (FNMA)             $  729,667   11,962           -       741,629
    Government National Mortgage
      Association (GNMA)                971,817   17,873       1,797       987,893
    Federal Home Loan Mortgage
      Corporation (FHLMC)               121,388    3,405           -       124,793
    Collateralized mortgage
      obligations                     2,007,130   16,690           -     2,023,820
  Other investment securities         1,100,112   23,500       7,500     1,116,112
                                     ----------   ------      ------     ---------
                                     $4,930,114   73,430       9,297     4,994,247
                                     ==========   ======      ======     =========
1997:
    Mortgage-backed securities:
       FNMA                          $  930,039   16,286           -       946,325
       GNMA                           1,247,358   28,971           -     1,276,329
       FHLMC                            150,508    4,878           -       155,386
       Collateralized mortgage
         obligations                  2,007,298        -      17,538     1,989,760
    Other investment securities         600,112   14,750           -       614,862
                                     ----------   ------      ------     ---------
                                     $4,935,315   64,885      17,538     4,982,662
                                     ==========   ======      ======     =========

     Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(2)  SECURITIES AVAILABLE FOR SALE, CONTINUED

     At September 30, 1998 and 1997, the net valuation amount of $42,300 and $31,052, respectively, was reflected as a component of stockholders' equity, including the effect of taxes on income of $21,833 and $16,295, respectively.

     There were no sales of securities available for sale during 1998, 1997, and 1996.

     At September 30, 1998 and 1997, accrued interest receivable for securities available for sale totaled $14,911 and $17,508, respectively.

 (3) SECURITIES HELD TO MATURITY

     Securities held to maturity at September 30, 1998 and 1997, were as follows:

                                                     Gross       Gross    Estimated
                                       Amortized   Unrealized  Unrealized   Fair
         Description                      Cost       Gains       Losses     Value
         -----------                   ---------   ----------  ---------- ---------
1998:
     U.S. agency securities            $18,929,802  198,778          -   19,128,580
     Mortgage-backed and related
       securities:
       FNMA                              3,854,778   61,532      9,017    3,907,293
       GNMA                              9,691,297  206,239          -    9,897,536
       FHLMC                             3,234,465   47,459          -    3,281,924
       Collateralized mortgage
         obligations                     9,081,190    5,777    105,619    8,981,348
     Nontaxable municipal bonds          5,002,257  181,232          -    5,183,489
                                       -----------  -------    -------   ----------
                                       $49,793,789  701,017    114,636   50,380,170
                                       ===========  =======    =======   ==========
1997:
     U.S. agency securities            $18,359,588  105,899     62,302   18,403,185
     Mortgage-backed and related
       securities:
       FNMA                              4,414,248   69,766      6,047    4,477,967
       GNMA                             12,727,233  321,803      5,293   13,043,743
       FHLMC                             1,633,085    1,264        126    1,634,223
       Collateralized mortgage
         obligations                     7,405,811        -    111,191    7,294,620
     Taxable municipal bonds               509,552   39,193          -      548,745
     Nontaxable municipal bonds          2,717,604  117,533      6,047    2,829,090
                                       -----------  -------    -------   ----------
                                       $47,767,121  655,458    191,006   48,231,573
                                       ===========  =======    =======   ==========


               MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(3)  SECURITIES HELD TO MATURITY, CONTINUED

     The amortized cost and estimated fair value of securities held to maturity at September 30, 1998, are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                   Estimated
                                                 Amortized           Fair
                                                    Cost             Value
                                                 ----------     -------------
      Due in 1 year or less                      $    50,000        50,112
      Due after 1 year through 5 years             5,230,197     5,328,409
      Due after 5 years, but less than 10 years   15,378,333    15,629,774
      Due after 10 years                           3,273,529     3,303,774
      Mortgage-backed and related securities      25,861,730    26,068,101
                                                 -----------    ----------
                                                 $49,793,789    50,380,170
                                                 ===========    ==========

     There were no sales of securities held to maturity during the years ended September 30, 1998, 1997, or 1996.

     At September 30, 1998 and 1997, accrued interest receivable for securities held to maturity totaled $500,667 and $381,238, respectively.

(4)  LOANS RECEIVABLE

     Loans receivable are summarized as follows:

                                                          September 30,
                                                  ----------------------------
                                                      1998           1997
                                                      ----           ----
Real estate loans:
     One- to four-family                          $47,232,641    46,107,239
     Commercial                                    13,461,213    10,150,075
     Construction                                   1,057,538     1,338,796
                                                  -----------    ----------
                                                   61,751,392    57,596,110
                                                  -----------    ----------
Other loans:
     Second mortgages                               4,966,545     4,497,874
     Commercial business                            1,600,196     1,394,076
     Automobile                                     1,736,376     1,405,748
     Home equity                                    1,536,990     1,176,502
     Student                                          327,568       306,162
     Unsecured consumer                               157,019       174,704
     Loans on deposits                                109,816       180,639
     Other                                            275,939       352,423
                                                  -----------    ----------
                                                   10,710,449     9,488,228
                                                  -----------    ----------
                                                   72,461,841    67,084,338
Less:
     Loans in process                                 647,286       275,553
     Deferred loan fees                                71,748        88,848
     Allowance for losses on loans                    307,228       301,952
                                                  -----------    ----------
               Total loans receivable             $71,435,579    66,417,985
                                                  ===========    ==========


          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(4)  LOANS RECEIVABLE, CONTINUED

     At September 30, 1998 and 1997, net accrued interest on loans receivable totaled $499,489 and $473,270, respectively.

     At September 30, 1998, the Bank was committed to originate
        $915,850 of fixed rate loans at interest rates ranging from 6.8 to 7.5 percent. In addition, the Bank's customers had unused lines of credit totaling approximately $2,822,000 at September 30, 1998.

     Loan customers of the Bank include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at September 30, 1998 and 1997, amounted to $238,420 and $258,243, respectively. During the year ended September 30, 1998, repayments totaled $19,823.

     The amount of loans serviced by the Bank for the benefit of others was $1,325,044, $2,401,830, and $2,785,992 at
        September 30, 1998, 1997, and 1996, respectively.

 (5) ALLOWANCE FOR LOSSES ON LOANS

     A summary of the allowance for losses on loans follows:

                                                             September 30,
                                                   -------------------------------
                                                    1998         1997        1996
                                                   ------      -------     -------
Balance at beginning of year                       $301,952    273,819     248,028
Provision for losses                                 60,000     81,000      36,000
Charge-offs                                         (58,922)   (54,387)    (29,599)
Recoveries                                            4,198      1,520      19,390
                                                   --------    -------     -------
Balance at end of year                             $307,228    301,952     273,819
                                                   ========    =======     =======

     At September 30, 1998, 1997, and 1996, the Company had nonaccrual loans of approximately $126,000; $17,092; and $151,000 and restructured loans of $-0-; $24,000; and $54,000, respectively. The allowance for loan losses related to these impaired loans was approximately $17,300; $4,000; and $7,500, respectively. The average balances of such loans for the years ended September 30, 1998, 1997, and 1996, were $128,750; $95,500; and
        $119,750, respectively. For the years ended September 30, 1998, 1997, and 1996, interest income which would have been recorded under the original terms of such loans was approximately $4,400; $3,200; and $10,300, respectively, with $-0-; $1,900; and $3,250, respectively, recorded.

     As of September 30, 1998, there were no material commitments to lend additional funds to customers whose loans were classified as nonaccrual or restructured.


       MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(6)  OFFICE PROPERTIES AND EQUIPMENT

     At September 30, 1998 and 1997, the cost and accumulated depreciation of office properties and equipment were as follows:

                                           1998          1997
                                           ----          ----
      Land                              $  442,399      442,399
      Buildings and improvements         2,856,942    2,708,891
      Furniture and fixtures               868,194      805,936
                                        ----------    ---------
                                         4,167,535    3,957,226
      Less accumulated depreciation      1,537,169    1,370,099
                                        ----------    ---------
                                        $2,630,366    2,587,127
                                        ==========    =========

(7)  DEPOSITS

     A summary of deposits at September 30, 1998 and 1997, is as follows:

                                           1998          1997
                                           ----          ----
      Balance by account type:
        NOW accounts                    $ 5,831,078   5,992,220
        Passbook                          5,473,380   5,798,282
        Money market                     17,940,818  17,571,218
        Certificates of deposit          67,107,383  60,015,998
                                        -----------  ----------
                                        $96,352,659  89,377,718
                                        ===========  ==========

     At September 30, 1998, the scheduled maturities of certificates of deposit were as follows:

        1999                            $58,111,784
        2000                              5,179,184
        2001                              2,235,354
        2002                              1,328,062
        2003 and thereafter                 252,999
                                        -----------
                                        $67,107,383
                                        ===========

     The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately
        $14,200,000 and $9,700,000 at September 30, 1998 and
        1997, respectively.

     Interest expense on deposits consisted of the following:

                                                             September 30,
                                                   -------------------------------
                                                    1998         1997        1996
                                                   ------      -------     -------
NOW accounts                                       $   42,040     39,145      37,278
Savings accounts                                      647,625    580,565     429,754
Certificates of deposit                             3,427,566  3,176,534   3,253,557
                                                   ----------  ---------   ---------
                                                    4,117,231  3,796,244   3,720,589
Less penalties on early withdrawals                    14,587      8,554      10,265
                                                   ----------  ---------   ---------
     Net interest expense                          $4,102,644  3,787,690   3,710,324
                                                   ==========  =========   =========


        MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(7)  DEPOSITS, CONTINUED

     At September 30, 1998 and 1997, accrued interest payable on deposits totaled $939,041 and $939,893, respectively.

     At September 30, 1998 and 1997, the Bank had mortgage-backed and other investment securities with a carrying value of approximately $21,717,000 and $24,704,000, respectively, pledged as collateral for deposits.

(8)  BORROWED FUNDS

     At September 30, 1998 and 1997, borrowed funds consisted of the following:

                                       Weighted-                   Weighted-
                                        Average                     Average
                                     Interest Rate      1998     Interest Rate    1997
                                     -------------     ------    -------------   ------
FHLB (A):
  Maturity in fiscal year ending
    September 30:
     1998                               -  %        $     -         5.72       $16,000,000
     1999                              5.50           5,000,000     5.48         4,000,000
     2000                              5.86           1,000,000     5.83         5,000,000
     2001                              5.76           7,000,000      -              -
     2002                              5.33           6,000,000      -              -
     2008                              5.45          17,000,000      -              -
  Amount drawn on line of credit(B)     -                 -        Variable         -
                                                    -----------                -----------
                                                    $36,000,000                $25,000,000
                                                    ===========                ===========

     (A) Advances from the FHLB are secured by stock in the FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 150 percent of outstanding advances.

     (B) Line of credit with the FHLB with a limit of $10,000,000, was cancelled by the Bank on March 31, 1998.

     At September 30, 1998 and 1997, accrued interest payable on advances from the FHLB and other borrowings totaled $-0-and $5,997, respectively.


        MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(9)  TAXES ON INCOME

     Taxes on income are comprised as follows:

                                             Years Ended September 30,
                -------------------------------------------------------------------------------------
                           1998                        1997                           1996
                ------------------------    ---------------------------    --------------------------
                Federal    State   Total    Federal    State      Total    Federal    State   Total
                -------    -----   -----    -------    -----     ------    -------    -----   -----
Current         $516,000  73,000  589,000   537,800    67,000    604,800   495,000   70,200   565,200
Deferred           9,000   2,000   11,000   162,000    24,000    186,000  (134,000) (20,000) (154,000)
                --------  ------  -------  --------   -------   --------  --------  -------  --------
                $525,000  75,000  600,800   699,800    91,000    790,800   361,000   50,200   411,200
                ========  ======  =======   =======   =======   ========  ========  =======  ========


     Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes on income for the following reasons:

                                                             September 30,
                                                   -------------------------------
                                                    1998         1997        1996
                                                   ------      -------     -------
Computed "expected" taxes on income                $656,826     795,827    420,170
State taxes, net of federal benefit                  49,500      60,060     33,146
Tax-exempt interest                                 (50,000)    (38,000)   (34,000)
Reduction of valuation allowance                          -     (10,000)   (17,000)
Other                                               (56,326)    (17,087)     8,884
                                                   --------     -------    -------
                                                   $600,000     790,800    411,200
                                                   ========     =======    =======


          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(9)  TAXES ON INCOME, CONTINUED

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                          September 30,
                                                     -----------------------
                                                       1998           1997
                                                     --------       --------
Deferred tax assets:
     Loan and real estate loss allowance             $129,000       136,000
                                                     --------       -------
          Total gross deferred tax assets             129,000       136,000
     Less valuation allowance                               -             -
                                                     --------       -------
          Deferred tax assets net of allowance        129,000       136,000
                                                     --------       -------
Deferred tax liabilities:
     Unrealized gain on securities held for sale       21,833        16,295
     Tax bad debt reserve                             179,000       179,000
     Other                                             11,000         7,000
                                                     --------       -------
          Total gross deferred tax liabilities        211,833       202,295
                                                     --------       -------
          Net deferred tax liability                 $(82,833)      (66,295)
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

(10) EMPLOYEE BENEFIT PLANS

     Defined Contribution Retirement Plan
     ------------------------------------

     The Bank and its subsidiaries maintain two defined contribution retirement plans for their employees.
        Under one plan, the Bank contributes 9 percent of the participants' earnings. Under the second plan, the participants contribute from 0 to 12 percent and the Bank matches 50 percent of the contribution up to 3 percent. Plan expense for the years ended September
        30, 1998, 1997, and 1996, was $111,871, $112,822, and
        $79,247, respectively.

     Management Recognition and Retention Plan
     -----------------------------------------

     In connection with its stock conversion, the Bank established a management recognition and retention plan as a method of providing directors and key officers of the Bank with a proprietary interest in the Bank in a manner designed to encourage such persons to remain with the Bank. The Bank contributed funds to the plan to acquire in the aggregate up to 3 percent of the common stock issued in the offering. During 1996, all rights in the plan became fully vested.

         MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(10) EMPLOYEE BENEFIT PLANS, CONTINUED

     Stock Incentive Plan
     --------------------

     The Company has a stock incentive plan under which up to 211,047 shares of common stock are reserved for issuance pursuant to options or other awards which may be granted to officers, key employees, and certain nonaffiliated directors of the Company. The exercise price of each option equals the market price of the Company's stock on the date of grant. The option's maximum term is ten years, with vesting occurring at the time the options are granted.

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

                                      1998         1997
                                      ----         ----
     Net income:
       As reported                 $1,331,843    1,549,835
       Pro forma                    1,331,843    1,177,397

     Basic earnings per share:
       As reported                 $      .78          .93
       Pro forma                          .78          .68

     Diluted earnings per share:
       As reported                 $      .73          .89
       Pro forma                          .73          .64

     The fair value of each option grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield of 1.00 percent; expected volatility of 26.00 percent; risk free interest rate of
        6.10 percent; and expected life of 6 years. There were no options granted in 1998.

          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(10) EMPLOYEE BENEFIT PLANS, CONTINUED

     Stock Incentive Plan, Continued
     -------------------------------

     A summary of the status of the Company's stock incentive plan as of September 30, 1998, 1997, and 1996, and the activity during the years ended on those dates is presented below:



                                                  1998                   1997               1996
                                          --------------------   ------------------  ------------------
                                                    Weighted-             Weighted-          Weighted-
                                                     average               average            average
                                                    exercise              exercise           exercise
                                          Shares     price       Shares    price     Shares    price
                                          --------------------   ------------------  ------------------
Balance at beginning of year             260,756      $ 6.58       78,964  $ 2.08    137,088  $ 2.08
Granted                                        -           -      209,000    7.75          -       -
Exercised                                (63,060)       4.20      (27,208)   2.52    (53,228)   2.08
Repurchased and canceled                       -        7.75            -       -     (4,896)   2.08
                                         -------                  -------            -------
    Outstanding at end of year           193,696        6.46      260,756    6.58     78,964    2.08
                                         =======      ======      =======   =====    =======   =====
Weighted-average fair value
  of options granted
  during the year                                     $    -                $2.70              $   -
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

     Regulatory Capital Requirements
     -------------------------------

     The Financial Institution Reform, Recovery, and Enforcement
         Act of 1989 (FIRREA) and the capital regulations of the Office of Thrift Supervision (OTS) promulgated thereunder require institutions to have a minimum regulatory tangible capital equal to 1.5 percent of total assets; a minimum 3 percent core capital ratio; and, after December 31, 1992, a minimum 8 percent risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as
         a savings institution.   The Bank met the regulatory
         capital requirements at September 30, 1998 and 1997.

         MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(11) STOCKHOLDERS' EQUITY, CONTINUED

     The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions such as the Bank, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5 percent, a tier 1 risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent. FDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Bank met the regulatory capital requirements at September 30, 1998 and 1997.

     The Bank's capital amounts and ratios as of September 30, 1998, were as follows:

                                                                 For capital      To be well capitalized
                                                                  adequacy      under prompt corrective
                                              Actual              purposes        action provisions
                                      --------------------   -----------------   ------------------------
                                      Amount      Ratio      Amount      Ratio    Amount        Ratio
                                      ------      -----      ------      -----    ------        -----
      Tangible capital                $11,157,881  7.68%     $2,180,742  1.5%     $7,269,141    5.0%
      Core capital                     11,157,881  7.68       4,361,484  3.0       7,269,141    5.0
      Risk-based capital               11,483,337 19.21       4,782,440  8.0       5,978,051   10.0


     At September 30, 1998 and 1997, the Bank had federal income tax bad debt reserves of approximately $1,785,000, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Bank's retained earnings at September 30, 1998 and 1997, were partially restricted because of the effect of these tax bad debt reserves.

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

         MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(12) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Bank's financial instruments (as described in note 1) at September 30, 1998 and 1997, were as follows:


                                        1998                    1997
                                --------------------     ------------------
                                Recorded      Fair        Recorded     Fair
                                 amount       value        amount     value
                                --------      -----      ---------    -----
Financial assets:
  Cash and cash equivalents     $15,457,949  15,457,949   3,563,299    3,563,299
  Securities available for sale   4,994,247   4,994,247   4,982,662    4,982,662
  Securities held to maturity    49,793,789  50,380,170  47,767,121   48,231,573
  Loans, net                     71,435,479  72,972,766  66,417,985   67,619,505
  FHLB stock                      1,800,000   1,800,000   1,650,000    1,650,000
  Accrued interest receivable     1,017,122   1,017,122     867,663      867,663

Financial liabilities:
  Deposits                       96,352,659  96,448,925  89,377,718   89,434,588
  Borrowed funds                 36,000,000  35,469,911  25,000,000   24,857,404
  Advance payments by borrowers
    for taxes and insurance         162,572     162,572     179,982      179,982
  Accrued interest payable          939,041     939,041     945,890      945,890
                                 ==========  ==========  ==========   ==========
                                  Notional    Unrealized   Notional    Unrealized
                                   Value      gain(loss)    Value      gain (loss)
                                 ----------   ----------  ---------    -----------
Off balance sheet instruments:
  Commitments to extend credit  $   915,850          -    1,626,000          --
  Lines of credit to customers    2,822,000          -    2,614,000          --
  Line of credit unused by the
    Company                               -          -   10,000,000          --
                                ===========    =======   ==========      ======

 (13)     SPECIAL DEPOSIT INSURANCE ASSESSMENT

     On September 30, 1996, the Deposit Insurance Funds Act of
        1996 (the Act) was signed into law. The Act imposed a one-time special assessment of 65.7 basis points of the deposits held as of March 31, 1995, to capitalize the Savings Association Insurance Fund (SAIF). All of the deposits of the Bank are SAIF-insured. The Bank incurred a one-time pre-tax expense of $530,421 that is recorded in the Bank's statement of operations for the year ended September 30, 1996.

        MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

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


(15) MID-IOWA FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL
     INFORMATION

     The Parent Company's principal asset is its 100 percent ownership of the Bank and its subsidiary. Following are the condensed financial statements for the Parent
         Company:

                                                          September 30,
                                                     -----------------------
          Condensed Balance Sheets                    1997           1996
          ------------------------                  --------       --------
Cash                                               $   790,539        781,075
Securities available for sale                        1,318,866      1,065,257
Securities held to maturity                            200,000        200,000
Accrued interest receivable                             10,441         11,261
Investment in nonbank subsidiary                       260,301        206,184
Investment in Bank                                  11,203,704      9,846,219
Prepaid expenses and other assets                        4,999          5,218
                                                   -----------     ----------
          Total assets                             $13,788,850     12,115,214
                                                   ===========     ==========

Accrued expenses and other liabilities             $    28,385         54,086
                                                   -----------     ----------
Common stock                                            17,411         17,299
Additional paid-in capital                           3,147,692      3,040,211
Retained earnings                                   10,553,062      9,298,166
Treasury stock                                               -       (325,600)
Unrealized gain on securities available for
  sale, net                                             42,300         31,052
                                                   -----------    -----------
          Total stockholders' equity                13,760,465     12,061,128
                                                   -----------    -----------
          Total liabilities and stockholders'
            equity                                 $13,788,850     12,115,214
                                                   ===========    ===========


           MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(15) MID-IOWA FINANCIAL CORP. (PARENT COMPANY ONLY) FINANCIAL
     INFORMATION, CONTINUED


                                                     Years Ended September 30,
                                                   -------------------------------
       Condensed Statements of Operations           1998         1997        1996
       ----------------------------------          ------      -------     -------
Interest income                                   $    90,826    109,130   103,040
Other income                                           33,316    221,000         -
Equity in net income of subsidiaries                1,329,399  1,383,352   816,027
Other expenses                                       (149,525)   (80,772)  (97,993)
                                                  -----------  ---------  --------
    Income before income tax expense (benefit)      1,304,016  1,632,710   821,074

Income tax (benefit) expense                          (27,827)    82,875    (3,500)
                                                  -----------  ---------  --------
    Net income                                    $ 1,331,843  1,549,835   824,574
                                                  ===========  =========  ========
                                                     Years Ended September 30,
                                                   -------------------------------
       Condensed Statements of Cash Flows           1998         1997        1996
       ----------------------------------          ------      -------     -------
Operating activities:
  Net income                                     $ 1,331,843   1,549,835   824,574
  Equity in net income of subsidiaries            (1,329,399) (1,383,352) (816,027)
  Amortization                                           420         (88)     (248)
  Change in assets and liabilities:
    Decrease in accrued interest receivable              820         344     3,178
    (Decrease) increase in current taxes on
      income                                          (7,703)     26,766   (27,412)
    Other, net                                       (11,878)     (4,670)    6,642
                                                  ----------  ----------  --------
    Net cash (used in) provided by operating
      activities                                     (15,897)    188,835    (9,293)
                                                  ----------  ----------  --------
Investing activities:
  Securities available for sale:
    Purchase of securities available for sale       (500,000)   (388,439) (100,000)
    Proceeds from sale of subsidiary stock                --     200,000        --
    Principal repayments on mortgage-backed
      securities available for sale                  229,114     140,600   126,456
  Net change in loans                                     --     155,000        --
                                                  ----------  ----------  --------
    Net cash (used in) provided by investing
      activities                                    (270,886)    107,161    26,456
                                                  ----------  ----------  --------
Financing activities:
  Payments to acquire treasury stock                      --     (47,812) (462,950)
  Stock options exercised                            433,193      68,500   110,743
  Net dividends (paid) received                     (136,946)    366,253   164,951
                                                  ----------  ----------  --------
    Net cash provided by (used in) financing
      activities                                     296,247     386,941  (187,256)
                                                  ----------  ----------  --------
    Net increase (decrease) in cash                    9,464     682,937  (170,093)
Cash at beginning of year                            781,075      98,138   268,231
                                                  ----------  ----------  --------
Cash at end of year                               $  790,539     781,075    98,138
                                                  ==========  ==========  ========


         MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(16) PROPOSED TRANSACTION

     On August 17, 1998 the Company announced the execution of a definitive agreement to be acquired by a newly formed holding company that will be the successor of First Federal Savings Bank of Siouxland and First Federal Bankshares, M.H.C. The transaction is subject to regulatory and shareholder approvals and is anticipated to result in payment to Mid-Iowa Financial Corp. shareholders of approximately $29,000,000.

                MID-IOWA FINANCIAL CORP.
                STOCKHOLDER INFORMATION
ANNUAL MEETING

The annual meeting of stockholders will be held at 5:00 p.m., Monday, March 22, 1999, at Mid-Iowa Savings Bank located at 123
West 2nd Street North, Newton, Iowa.

STOCK LISTING

The Company's stock is traded over the counter, on The Nasdaq
SmallCap Market under the symbol "MIFC".

PRICE RANGE OF AND DIVIDENDS ON COMMON STOCK

The table below shows the range of high and low bid prices for, and cash dividends declared on, the Company's common stock.
These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                    1998                         1997
                           -------------------------     ------------------------
                                           Dividends                    Dividends
                           High     Low     Declared     High    Low     Declared
                          ------   ------  ---------    ------  ------  ---------
First Quarter. . . . . . .$11.63    $10.00    $.02      $ 6.62   $6.25      $ .02
Second Quarter . . . . . . 12.63     11.25     .02        8.50    6.75        .02
Third Quarter. . . . . . . 12.75     11.00     .02        9.00    7.38        .02
Fourth Quarter . . . . . . 14.00     10.25     .02       10.13    8.50        .02

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Bank restrictions on dividend payments are described in Note 11 of the Notes to Consolidated Financial Statements included in this report.

As of December 15, 1999, the Company had approximately 600 stockholders of record and 1,746,148 net outstanding shares of common stock.

STOCKHOLDERS AND GENERAL
  INQUIRIES                            TRANSFER AGENT

Kevin D. Ulmer, President      First Bankers Trust Company, N.A.
Mid-Iowa Financial Corp.       Broadway at 12th Street
123 West Second Street North   P.O. Box 3566
Newton, Iowa  50208            Quincy, Illinois 62305-3566
(515) 792-6236                 (217) 228-8000

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-KSB for its fiscal year ended September 30, 1998, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Company's quarterly reports may be obtained by contacting:

     Kevin D. Ulmer, President
     Mid-Iowa Financial Corp.
     123 West Second Street North
     Newton, Iowa  50208
     (515) 792-6236


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

SPECIAL COUNSEL

Housley Kantarian & Bronstein, P.C.
1220 19th Street,  N.W.
Suite 700
Washington, D.C.  20036
                               47