Form 10KSB40/A, Exhibit 13
period 1998-09-30
MID IOWA FINANCIAL CORP/IA
filed 1998-12-22
CIK 889134

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

                            /s/ KPMG Peat Marwick LLP



Des Moines, Iowa
November 6, 1998


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS

                                                       September 30,
                                               -----------------------------
                                                   1998             1997
                                                 --------         --------
          ASSETS
          ------
Cash and cash equivalents (note 1)             $ 15,457,949     $  3,563,299
Securities available for sale (note 2)            4,994,247        4,982,662
Securities held to maturity (fair value of

  $50,380,170 in 1998 and $48,231,573 in
  1997) (notes 3 and 7)                          49,793,789       47,767,121

Loans held for resale                                49,900               --
Loans receivable, net (notes 4, 5 and 8)         71,435,579       66,417,985
Accrued interest receivable                       1,017,122          867,663
Federal Home Loan Bank Stock, at cost             1,800,000        1,650,000
Real estate                                         135,438           33,865
Office properties and equipment,
  net (note 6)                                    2,630,366        2,587,127
Intangibles, net                                     10,872           12,978
Prepaid expenses and other assets                   191,663          134,051
                                               ------------     ------------
     Total assets                              $147,516,925     $128,016,751
                                               ============     ============
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------

Liabilities:
   Deposits (note 7)                           $ 96,352,659     $ 89,377,718
   Borrowed funds (note 8)                       36,000,000       25,000,000
   Advance payments by borrowers for taxes
     and insurance                                  162,572          179,982
   Accrued interest payable                         939,041          945,890
   Accounts payable and accrued expenses            302,188          452,033
     Total liabilities                          133,756,460      115,955,623
                                               ------------     ------------

Stockholders' equity (note 11):
   Common stock, $.01 par value; authorized
     2,000,000 shares; 1,741,148 and
     1,729,880 shares issued and outstanding
     in 1998 and 1997, respectively                  17,411           17,299
   Additional paid-in capital                     3,147,692        3,040,211
   Retained earnings, partially restricted       10,553,062        9,298,166
   Treasury stock, at cost (51,792 shares
     in 1997)                                            --         (325,600)
   Unrealized gain on securities available
     for sale, net                                   42,300           31,052
                                               ------------     ------------
     Total stockholders' equity                  13,760,465       12,061,128
                                               ------------     ------------
     Total liabilities and stockholders'
       equity                                  $147,516,925     $128,016,751
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