Form 10KSB40/A, Exhibit 13
period 1998-09-30
MID IOWA FINANCIAL CORP/IA
filed 1999-02-08
CIK 889134

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




February 10, 1999



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

FINANCIAL CONDITION

     Total assets increased by $19.5 million to $147.5 million for the year ended September 30, 1998 compared to $128.0 million for the year ended September 30, 1997. Total loans receivable increased to $71.4 million at September 30, 1998 from $66.4 million at September 30, 1997. In response to customer demand, the Company originated $27.4 million of loans during fiscal year 1998, including $18.1 million in fixed-rate mortgage loans and $9.3 million in adjustable-rate mortgage ("ARM") loans. The Company's customers refinancing existing mortgage loans accounted for approximately $5.5 million of these originations. Total mortgage-backed and related securities decreased to $29.7 million (including mortgage-backed securities available for sale) at September 30, 1998, from $30.5 million at September 30, 1997. Investment securities increased, as the Company invested funds from deposit growth into agency securities, by $2.8 million to $25.0 million at September 30, 1998 from $22.2 million at September 30, 1997. The increases in loans receivable and investment securities were funded primarily by

proceeds received from an increase in deposits of $7.0 million from $89.4 million at September 30, 1997 to $96.4 million at September 30, 1998 and by an increase in Federal Home Loan Bank
(FHLB) borrowings of $9.0 million from $25.0 million at September 30, 1997 to $36.0 million at September 30, 1998. The increase in deposits was primarily attributable to deposit growth in the West Des Moines branch.

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

     Management, as a result of this review process, recorded provisions for losses on loans in the amount of $60,000 for the year ended September 30, 1998 as compared to $81,000 for the year ended September 30, 1997. The Company's allowance for losses on loans at September 30, 1998 was $307,000 as compared to $302,000 at September 30, 1997. Total non-performing assets at September 30, 1998 increased to $218,000, or 0.15% of total assets, from $17,000, or .01% of total assets, at September 30, 1997. Subsequent to September 30, 1998 the Company sold a residential non-performing property at a gain of $11,000 reducing total non-performing assets to $126,000, most of which represented one single family residential loan.

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

     Interest Income. Interest income increased $800,000 to $9.0 million for fiscal 1997 from $8.2 million for fiscal 1996 primarily as a result of an increase in interest-earning assets of $10.1 million at September 30, 1997. This increase was primarily attributable to growth in the Company's loan portfolio
in the ordinary course.    The increase was partially offset by
a decrease in the average yield on interest earning assets from 7.62% at September 30, 1996 to 7.52% at September 30, 1997.

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

     Non-Performing Assets and Provision for Losses on Loans. Management establishes specific reserves for estimated losses on loans when it determines that losses are anticipated on these loans. The Company calculates any allowance for loan losses based upon its ongoing evaluation of pertinent factors underlying the types and quality of its loans. These factors include but are not limited to the current and anticipated economic conditions, including uncertainties in the national real estate market which may affect the Company's purchased loans, the level of classified assets, historical loan loss experience, a detailed analysis of individual loans for which full collectibility may not be assured, a determination of the existence and fair value of the collateral, the ability of the borrower to repay and the guarantees securing such loans.


     Management, as a result of this review process, recorded provisions for losses on loans in the amount of $81,000 for the year ended September 30, 1997 as compared to $36,000 for the year ended September 30, 1996. The Company increased the provision in light of growth in the loan portfolio. The Company's allowance for losses on loans on September 30, 1997 was $302,000 as compared to $274,000 at September 30, 1996. Total nonperforming assets at September 30, 1997 decreased to $17,000, or .1% of total assets, from $151,000, or .13% of total assets, at September 30, 1996.


     The Company will continue to monitor and adjust its allowance on loans as management's analysis of its loan portfolio and economic conditions dictate. However, although the Company maintains its allowance for losses on loans at a level which it considers to be adequate to provide for losses, in view of the continued uncertainties in the economy generally and the regulatory uncertainty pertaining to reserve levels for the thrift industry generally, there can be no assurance that such losses will not exceed the estimated amounts or that the Company will not be required to make additional substantial additions to its allowance for losses on loans in the future.

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

ASSET LIABILITY MANAGEMENT - MARKET RISK ANALYSIS

     Qualitative Analysis. The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets anticipated, based upon certain assumptions, to mature or reprice within a specific time period and the amount of interest-bearing liabilities anticipated, based upon certain assumptions, to mature or reprice within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceed the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. Management believes that the Company will experience more favorable results during periods of declining (or low) interest rates than during periods of rising (or high) interest rates.

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
                                   =======           =======   =======  =======  ========


     Quantitative Analysis. The following table sets forth the interest rate sensitivity of the Company's assets and liabilities, at the periods presented on the basis of the factors and assumptions set forth above.

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

                            /s/ KPMG Peat Marwick LLP



Des Moines, Iowa
November 6, 1998


             MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS

                                                       September 30,
                                               -----------------------------
                                                   1998             1997
                                                 --------         --------
          ASSETS
          ------
Cash and cash equivalents (note 1)             $ 15,457,949     $  3,563,299
Securities available for sale (note 2)            4,994,247        4,982,662
Securities held to maturity (fair value of
  $50,380,170 in 1998 and $48,231,573 in
  1997) (notes 3 and 7)                          49,793,789       47,767,121
Loans held for resale                                49,900               --
Loans receivable, net (notes 4, 5 and 8)         71,435,579       66,417,985
Accrued interest receivable                       1,017,122          867,663
Federal Home Loan Bank Stock, at cost             1,800,000        1,650,000
Real estate                                         135,438           33,865
Office properties and equipment,
  net (note 6)                                    2,630,366        2,587,127
Intangibles, net                                     10,872           12,978
Prepaid expenses and other assets                   191,663          134,051
                                               ------------     ------------
     Total assets                              $147,516,925     $128,016,751
                                               ============     ============
   LIABILITIES AND STOCKHOLDERS' EQUITY
   ------------------------------------

Liabilities:
   Deposits (note 7)                           $ 96,352,659     $ 89,377,718
   Borrowed funds (note 8)                       36,000,000       25,000,000
   Advance payments by borrowers for taxes
     and insurance                                  162,572          179,982
   Accrued interest payable                         939,041          945,890
   Accounts payable and accrued expenses            302,188          452,033
     Total liabilities                          133,756,460      115,955,623
                                               ------------     ------------

Stockholders' equity (note 11):
   Common stock, $.01 par value; authorized
     2,000,000 shares; 1,741,148 and
     1,729,880 shares issued and outstanding
     in 1998 and 1997, respectively                  17,411           17,299
   Additional paid-in capital                     3,147,692        3,040,211
   Retained earnings, partially restricted       10,553,062        9,298,166
   Treasury stock, at cost (51,792 shares
     in 1997)                                            --         (325,600)
   Unrealized gain on securities available
     for sale, net of taxes                          42,300           31,052
                                               ------------     ------------
     Total stockholders' equity                  13,760,465       12,061,128
                                               ------------     ------------
Commitments and contingencies (note 14)

     Total liabilities and stockholders'
       equity                                  $147,516,925     $128,016,751
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

     Loans Receivable
     ----------------

     Loans are stated at the principal amounts outstanding, net of unearned income, deferred loan fees, and discounts. Unearned income, net deferred loan fees, and discounts on loans which are probable of collection are amortized over the terms of the loans using the interest method.

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


          MID-IOWA FINANCIAL CORP. AND SUBSIDIARIES

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Allowances for Losses on Loans and Real Estate, Continued
     ---------------------------------------------------------

     Real estate, acquired through foreclosure, is carried at the lower of cost or fair value less estimated selling costs. When a property is acquired through foreclosure or a loan is considered impaired, any excess of the loan balance over fair value of the property is charged to the allowance for losses on loans. Costs relating to the development and improvement of property are capitalized, whereas those relating to holding the property are charged to expense. An allowance for losses on real estate is provided when it is determined that the investment in real estate is greater than its estimated fair value. There were no provisions and no charge-offs for real estate in the years ended September 30, 1998, 1997, and 1996.

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

 (2) SECURITIES AVAILABLE FOR SALE

     Securities available for sale at September 30, 1998 and 1997, were as follows:

                                                     Gross       Gross    Estimated
                                       Amortized   Unrealized  Unrealized   Fair
         Description                      Cost       Gains       Losses     Value
         -----------                   ---------   ----------  ---------- ---------
1998:
  Mortgage-backed securities:
    Federal National Mortgage
      Association (FNMA)             $  729,667   11,962           -       741,629
    Government National Mortgage
      Association (GNMA)                971,817   17,873       1,797       987,893
    Federal Home Loan Mortgage
      Corporation (FHLMC)               121,388    3,405           -       124,793
    Government backed collateralized
      mortgage obligations            2,007,130   16,690           -     2,023,820
  Other investment securities         1,100,112   23,500       7,500     1,116,112
                                     ----------   ------      ------     ---------
                                     $4,930,114   73,430       9,297     4,994,247
                                     ==========   ======      ======     =========
1997:
    Mortgage-backed securities:
       FNMA                          $  930,039   16,286           -       946,325
       GNMA                           1,247,358   28,971           -     1,276,329
       FHLMC                            150,508    4,878           -       155,386
       Government backed
         collateralized mortgage
         obligations                  2,007,298        -      17,538     1,989,760
    Other investment securities         600,112   14,750           -       614,862
                                     ----------   ------      ------     ---------
                                     $4,935,315   64,885      17,538     4,982,662
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

 (3) SECURITIES HELD TO MATURITY

     Securities held to maturity at September 30, 1998 and 1997, were as follows:

                                                     Gross       Gross    Estimated
                                       Amortized   Unrealized  Unrealized   Fair
         Description                      Cost       Gains       Losses     Value
         -----------                   ---------   ----------  ---------- ---------
1998:
     U.S. agency securities            $18,929,802  198,778          -   19,128,580
     Mortgage-backed and related
       securities:
       FNMA                              3,854,778   61,532      9,017    3,907,293
       GNMA                              9,691,297  206,239          -    9,897,536
       FHLMC                             3,234,465   47,459          -    3,281,924
       Government backed Collateralized
         mortgage obligations            9,081,190    5,777    105,619    8,981,348
     Nontaxable municipal bonds          5,002,257  181,232          -    5,183,489
                                       -----------  -------    -------   ----------
                                       $49,793,789  701,017    114,636   50,380,170
                                       ===========  =======    =======   ==========
1997:
     U.S. agency securities            $18,359,588  105,899     62,302   18,403,185
     Mortgage-backed and related
       securities:
       FNMA                              4,414,248   69,766      6,047    4,477,967
       GNMA                             12,727,233  321,803      5,293   13,043,743
       FHLMC                             1,633,085    1,264        126    1,634,223
       Government backed collateralized
         mortgage obligations            7,405,811        -    111,191    7,294,620
     Taxable municipal bonds               509,552   39,193          -      548,745
     Nontaxable municipal bonds          2,717,604  117,533      6,047    2,829,090
                                       -----------  -------    -------   ----------
                                       $47,767,121  655,458    191,006   48,231,573
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

     Deposit accounts in excess of $100,000 are not covered by federal deposit insurance.

     Interest expense on deposits consisted of the following:

                                                             September 30,
                                                   -------------------------------
                                                    1998         1997        1996
                                                   ------      -------     -------
NOW accounts                                       $   42,040     39,145      37,278
Savings accounts                                      647,625    580,565     429,754
Certificates of deposit                             3,427,566  3,176,534   3,253,557
                                                   ----------  ---------   ---------
                                                    4,117,231  3,796,244   3,720,589
Less penalties on early withdrawals                    14,587      8,554      10,265
                                                   ----------  ---------   ---------
     Net interest expense                          $4,102,644  3,787,690   3,710,324
                                                   ==========  =========   =========
                           35

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
                ========  ======  =======   =======   =======   ========  ========  =======  ========


     Taxes on income differ from the "expected" amounts computed by applying the federal income tax rate of 34 percent to income before taxes on income for the following reasons:

                                                             September 30,
                                                   -------------------------------
                                                    1998         1997        1996
                                                   ------      -------     -------
Computed "expected" taxes on income                $656,826     795,827    420,170
State taxes, net of federal benefit                  49,500      60,060     33,146
Tax-exempt interest                                 (50,000)    (38,000)   (34,000)
Reduction of valuation allowance                          -     (10,000)   (17,000)
Other                                               (56,326)    (17,087)     8,884
                                                   --------     -------    -------
                                                   $600,000     790,800    411,200
                                                   ========     =======    =======
Effective rate                                         31.1%       33.8%      33.3%
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

     A reconciliation of the Bank's regulatory capital to capital using generally accepted accounting principles
       (GAAP) as of September 30, 1998 (unaudited) follows:

                             Tangible      Core      Risk-based
                              capital     capital      capital
                             --------     -------    ----------
     GAAP capital            $11,203,705  11,203,705 11,203,705

     Capital adjustments:
       Allowance for loan
         losses                       --          --    307,228
       Intangible assets          (5,316)     (5,316)    (5,316)
       Unrealized gains on
         securities available
         for sale, net of
         taxes                   (40,508)    (40,508)   (22,280)
                             -----------  ---------- ----------
     Regulatory capital      $11,157,881  11,157,881 11,483,337
                             ===========  ========== ==========

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

     Dividend Restrictions
     ---------------------

     Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. Under the regulations, a savings institution, such as the Bank, that will meet the fully phased-in capital requirements (as defined by the OTS regulations) subsequent to a capital distribution is generally permitted to make such capital distribution without OTS approval so long as they have not been notified of the need for more than normal supervision by the OTS. The Bank has not been so notified and, therefore, may make capital distributions during a calendar year equal to net income plus 50 percent of the amount by which the Bank's capital exceeds the fully phased-in capital requirement as measured at the beginning of the calendar year. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements is permitted by the new regulations to make, without OTS approval, capital distributions of between 25 and 75 percent of its net income for the previous four quarters, less dividends already paid for such period.
        A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without prior approval from the OTS.

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