Form 10KSB40/A, Exhibit 13
period 1998-09-30
MID IOWA FINANCIAL CORP/IA
filed 1999-02-11
CIK 889134

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

FINANCIAL CONDITION

     Total assets increased by $19.5 million to $147.5 million for the year ended September 30, 1998 compared to $128.0 million for the year ended September 30, 1997. Total loans receivable increased to $71.4 million at September 30, 1998 from $66.4 million at September 30, 1997. In response to customer demand, the Company originated $27.4 million of loans during fiscal year 1998, including $18.1 million in fixed-rate mortgage loans and $9.3 million in adjustable-rate mortgage ("ARM") loans. The Company's customers refinancing existing mortgage loans accounted for approximately $5.5 million of these originations. Total mortgage-backed and related securities decreased to $29.7 million (including mortgage-backed securities available for sale) at September 30, 1998, from $30.5 million at September 30, 1997. Investment securities increased, as the Company invested funds from deposit growth into agency securities, by $2.8 million to $25.0 million at September 30, 1998 from $22.2 million at September 30, 1997. The increases in loans receivable and investment securities were funded primarily by

proceeds received from an increase in deposits of $7.0 million from $89.4 million at September 30, 1997 to $96.4 million at September 30, 1998 and by an increase in Federal Home Loan Bank
(FHLB) borrowings of $9.0 million from $25.0 million at September 30, 1997 to $36.0 million at September 30, 1998. The increase in deposits was primarily attributable to deposit growth in the West Des Moines branch. The FHLB borrowings were used to fund increases in loan originations and securities purchases in the ordinary course of business.

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